UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2006

Commission file number 001-14540

Deutsche Telekom AG

(Translation of Registrant’s Name into English)

Friedrich-Ebert-Allee 140,
53113 Bonn,
Germany
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

This Report on Form 6-K is incorporated by reference into the registration statement on Form F-3, File No. 333-118932, and the registration statement on Form S-8, File No. 333-106591, and into each respective prospectus that forms a part of those registration statements.

Defined Terms and Contact Information

The term “Report” refers to this Report on Form 6-K for the six-month period ended June 30, 2006. Deutsche Telekom AG is a stock corporation organized under the laws of the Federal Republic of Germany. As used in this Report, unless the context otherwise requires, the term “Deutsche Telekom” refers to Deutsche Telekom AG and the terms “we,” “us,” “our,” “Group” and “the Company” refer to Deutsche Telekom and, as applicable, Deutsche Telekom and its direct and indirect subsidiaries as a group. Our registered office is at Friedrich-Ebert-Allee 140, 53113 Bonn, Germany, telephone number +49-228-181-0. Our agent for service of process in the United States is Deutsche Telekom, Inc., 600 Lexington Avenue, New York, N.Y. 10022.

Forward-Looking Statements

This Report contains forward-looking statements that reflect the current views of our management with respect to future events. Forward-looking statements generally are identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates,” “aims,” “plans,” “will,” “will continue,” “seeks” and similar expressions. Forward-looking statements are based on current plans, estimates and projections, and therefore you should not place too much reliance on them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update any forward-looking statement in light of new information or future events, although we intend to continue to meet our ongoing disclosure obligations under the U.S. securities laws (such as our obligations to file annual reports on Form 20-F and periodic and other reports on Form 6-K) and under other applicable laws. Forward-looking statements involve inherent risks and uncertainties, most of which are difficult to predict and are generally beyond our control. We caution you that a number of important factors could cause actual results or outcomes to differ materially from those expressed in, or implied by, the forward-looking statements. These factors include, among other factors: the development of demand for our fixed and mobile telecommunications services, particularly for new, higher value service offerings; competitive forces, including pricing pressures, technological changes and alternative routing developments; regulatory actions and the outcome of disputes in which the company is involved or may become involved; the pace and cost of the rollout of new services, such as UMTS, which may be affected by the ability of suppliers to deliver equipment and other circumstances beyond our control; public concerns over health risks putatively associated with wireless frequency transmissions; risks associated with integrating our acquisitions; the development of asset values in Germany and elsewhere, the progress of our debt reduction and liquidity improvement initiatives; the development of our cost control and efficiency enhancement initiatives, including in the areas of procurement optimization, personnel reductions and our Excellence program; risks and uncertainties relating to benefits anticipated from our international expansion, particularly in the United States; the progress of our domestic and international investments, joint ventures and alliances; our ability to gain or retain market share in the face of competition; our ability to secure and retain the licenses needed to offer services; the effects of price reduction measures and our customer acquisition and retention initiatives; the availability, term and deployment of capital, particularly in view of our debt refinancing needs, actions of the rating agencies and the impact of regulatory and competitive developments on our capital outlays; the progress of our workforce adjustment initiative described in this Report and changes in currency exchange rates and interest rates. Additionally, we periodically assess our goodwill for indications of impairment by monitoring, among other things, changes in competitive conditions, expectations of growth in the industry, and changes in market and other factors, any of which could result in a risk of impairment charges. If these or other risks and uncertainties (including those described in “Forward-Looking Statements,” “Item 3. Key Information — Risk Factors” and elsewhere in our most recent Annual Report on Form 20-F for the year ended December 31, 2005 filed with the U.S. Securities and Exchange Commission) materialize, or if the assumptions underlying any of these statements prove incorrect, our actual results may be materially different from those expressed or implied by such statements.

World Wide Web addresses contained in this Report are for explanatory purposes only and they (and the content contained therein) do not form a part of, and are not incorporated by reference into, this Report.

Exchange Rates

Unless otherwise indicated, all amounts in this Report have been expressed in euros.

As used in this document, “euro,” “EUR” or “€” means the single unified currency that was introduced in the Federal Republic of Germany (the “Federal Republic”) and ten other participating Member States of the European Union on January 1, 1999. “U.S. dollar,” “USD” or “$” means the lawful currency of the United States. As used in this document, the term “noon buying rate” refers to the rate of exchange for euros, expressed in U.S. dollars per euro, in the City of New York for cable transfers payable in foreign currencies as certified by the Federal Reserve Bank of New York for customs purposes, as required by Section 522 of the U.S. Tariff Act of 1930, as amended. Unless otherwise stated, conversions of euros into U.S. dollars have been made at the rate of EUR 1.00 to USD 1.2779, which was the noon buying rate on June 30, 2006.

Amounts appearing in this Report that have been translated into euros from other currencies were translated in accordance with the principles described in the notes to the unaudited condensed consolidated financial statements contained in this Report.

International Financial Reporting Standards

You should read the following discussion, which has been prepared on the basis of IFRS, in conjunction with the annual consolidated financial statements, including the notes to those financial statements, contained in our Annual Report on Form 20-F filed with the Securities and Exchange Commission. However, those financial statements have been prepared in accordance with the requirements of IFRS, which differ in certain significant respects from U.S. generally accepted accounting principles (U.S. GAAP). For a discussion of the principal differences between IFRS and U.S. GAAP as they relate to us, see “Reconciling Differences between IFRS and U.S. GAAP” and notes 48 and 49 to the consolidated financial statements contained in our Annual Report on Form 20-F and the “Reconciliation of IFRS to U.S. GAAP” in the financial statements contained in this Report.

Deutsche Telekom at a glance

	For the three			For the six			For the
	months ended			months ended			year ended
	June 30,			June 30,			December 31,
	2006	2005	Change %	2006	2005	Change %	2005
	(millions of €, except where indicated)

Net revenue	15,130	14,743	2.6	29,972	29,031	3.2	59,604
Domestic	8,139	8,517	(4.4)	16,347	17,028	(4.0)	34,183
International	6,991	6,226	12.3	13,625	12,003	13.5	25,421
Profit from operations	2,085	2,572	(18.9)	4,403	4,859	(9.4)	7,622
Loss from financial activities	(772)	(452)	(70.8)	(1,340)	(1,167)	(14.8)	(1,410)
Profit before income taxes	1,313	2,120	(38.1)	3,063	3,692	(17.0)	6,212
Depreciation, amortization and impairment losses	(2,664)	(2,610)	(2.1)	(5,234)	(5,144)	(1.7)	(12,497)
of property, plant and equipment	(2,034)	(1,986)	(2.4)	(3,987)	(3,907)	(2.0)	(8,070)
of intangible assets	(630)	(624)	(1.0)	(1,247)	(1,237)	(0.8)	(4,427)
Net profit	1,005	1,169	(14.0)	2,084	2,153	(3.2)	5,584
Earnings per share/ADS[a] basic and diluted (€)	0.23	0.28	(17.9)	0.49	0.51	(3.9)	1.31
Net cash from operating activities	2,892	3,639	(20.5)	5,688	5,815	(2.2)	14,998

Number of employees at balance sheet date

	As of June 30, 2006	As of March 31, 2006	Change June 30, 2006/ March 31, 2006%	As of December 31, 2005	Change June 30, 2006/ December 31, 2005%	As of June 30, 2005	Change June 30, 2006/ June 30, 2005%
Deutsche Telekom Group	249,991	248,982	0.4	243,695	2.6	244,277	2.3
Non-civil servants	207,073	204,818	1.1	197,741	4.7	197,644	4.8
Civil servants	42,918	44,164	(2.8)	45,954	(6.6)	46,633	(8.0)

Number of fixed-network and mobile customers at balance sheet date

Telephone lines[b] (millions)	53.2	53.9	(1.3)	54.8	(2.9)	56.1	(5.2)
Broadband lines[c] (millions)	10.0	9.4	6.4	8.6	16.3	7.1	40.8
Mobile customers[d] (millions)	90.2	88.7	1.7	87.6	3.0	81.8	10.3

a                     One ADS (American Depositary Share) corresponds in economic terms to one ordinary share of Deutsche Telekom AG.

b                    Telephone lines of the Group (including ISDN channels), including for internal use.

c                     Broadband lines in operation, including Germany, Eastern and Western Europe.

d                    Number of customers of the fully consolidated mobile communications companies of the Mobile Communications strategic business area. For an explanation of the change in the method for counting mobile customers as of 2006, please refer to page 18 of this Report.

EXCELLENCE PROGRAM

The ten strategic measures of the Excellence Program promote the operational realization of our strategic goals and brings together the Group’s main focal areas for the future: “We aim to shape the information and communications sector as Europe’s largest full-service telecommunications company and the leading service provider in the industry.”

Strategic measures of the strategic business areas

The focus in the Mobile Communications strategic business area is on value-oriented customer and revenue growth as well as on increasing customer satisfaction. The goal is to further increase value for money and perception of quality  with segment-specific offers and improved calling plan structures. The successful Relax calling plans have been expanded to include the Relax XL option with a much broader range of services for an attractive package price. A variety of minute buckets and the T-Mobile@home rate option allow customers to keep an eye on their mobile telephony costs. T-Mobile is one of the leading providers of mobile Internet with web’n’walk and a broadened range of enabled handsets. Mobile broadband is now also a reality with the launch of HSDPA (High Speed Downlink Packet Access) and speeds of up to 1.8 Mbit/s.

The Broadband/Fixed Network strategic business area is focusing on defending its core business by stabilizing and increasing the market share for call minutes and defending market shares for lines, on tapping new business areas, and on growth in the broadband area. The “Conquer the home” initiative is centered on the further development of the broadband growth market. The foundation for offering bundled products was laid by the merger with T-Online, which was completed in June 2006. The Broadband/Fixed Network strategic business area will launch its first triple-play services, and other innovative services such as high-definition television (HDTV) on the market in the second half of 2006. The games of the first and second Bundesliga soccer divisions will be available on the Internet via our new high-speed network.

The market environment in the Business Customers strategic business area is dominated by an increasing, customer-driven convergence of telecommunications and IT services. The strategic measures are therefore aimed not only at strengthening the core telecommunications business, but also at the growth segment of information technology. The focus in the core telecommunications business is on the aggressive defense of market shares among small, medium-sized and large enterprises, the rapid roll-out of IP services and on streamlining the product portfolio and consolidating platforms. In the European IT market, the business area is generating long-term growth by offering standardized IT services and solutions for small and medium-sized enterprises and by expanding its IT outsourcing business among new and existing key accounts. The acquisition of the IT service provider gedas considerably strengthened Business Customers market position in the automotive segment, taking it an important step further in the expansion of its global footprint.

Group-wide strategic measures

We offer consumers and business customers communications and broadband services for the home and on the move, all from a single source. The potential of this market position is safeguarded by Group-wide strategic measures. We realize new revenue potential, for example, with new convergent products such as T-One. The customer uses a single handset for fixed-network communication when at home and mobile communication when on the move. Internet telephony is also possible using T-One at any of the over 7,500 HotSpots operated by T-Com and T-Mobile in Germany.

The sustained increase in customer satisfaction and improved use of cross-selling potential are goals of the recently launched Group-wide customer relationship management system. In addition, integrated customer management is intended to increase sales efficiency and improve sales channels. As in 2005, the top executives of the Group are this year again spending several days in direct dialog with customers.

On the cost side, efforts to improve the IT systems and the network infrastructure are being pushed ahead. The conversion to IP-based next generation networks will lead to a considerable efficiency boost in the next few years. In addition, the focus is on lowering real estate-related costs and the personnel cost ratio. Implementation of staff restructuring began on schedule. Group Headquarters underwent initial streamlining in order to improve central functions.

MERGER OF T-ONLINE INTO DEUTSCHE TELEKOM

The merger of T-Online International AG into Deutsche Telekom AG, which had been approved in 2005, initially could not become effective due to lawsuits filed by some T-Online shareholders. However, with a final and conclusive ruling of the Federal Court of Justice (Bundesgerichtshof), made public on June 1, 2006, the so-called release proceedings initiated by T-Online International AG were successfully completed, meaning that the merger could be entered into the commercial register on June 6, 2006 and thereupon became effective.

With the entry of the merger in the relevant commercial register, the T-Online shareholders became new Deutsche Telekom AG shareholders. After the merger became effective, shares in T-Online International AG ceased to be listed. For processing reasons, the technical exchange of shares in the former T-Online International AG for shares in Deutsche Telekom AG at the ratio of 25 T-Online International AG shares to 13 Deutsche Telekom AG shares as agreed in the merger agreement was completed in mid-July 2006.

The merger has brought the Broadband/Fixed Network strategic business area, which consists of T-Com and T-Online, closer to achieving an improved structure. After the entry in the commercial register a process was launched to shape future cooperation and to allow the Company to act in the market with the combined strengths of the units. The customer will receive fully integrated products and services from a single source, and will be presented with structures that are simple and transparent.

A new, simplified integrated product portfolio will be launched in the fall. This means flat rates for lines, including telephony, surfing and television services. IT systems and business processes are also being harmonized and restructured. Customer service units are working closely together so that customers are served in the best way possible in all respects, regardless of whether they go to a T-Punkt store or call one of the hotlines. The intention is to make the customer perceive the Broadband/Fixed Network strategic business area as a single provider with a simple and transparent product portfolio as soon as possible.

The successful T-Online brand will continue to be used as an independent product brand for all IP-based services of Deutsche Telekom in the mass market. All brands of T-Online will continue to exist as part of the trademark structure of the Broadband/Fixed Network strategic business area.

After the merger became effective on June 6, 2006, Broadband/Fixed Network will no longer report on T-Online as a separate unit within Broadband/Fixed Network. For reporting purposes, Broadband/Fixed Network is broken down into its domestic and international segments. The Scout24 group is reported in the domestic segment since its parent company has its registered office in Germany.

HIGHLIGHTS

Group

FIFA World Cup 2006TM

As a partner of FIFA and the national organization committee for the 2006 World Cup, we were responsible for three quarters of all IT and telecommunications services for the 2006 World Cup. Each of the twelve World Cup stadiums was networked and had its own individually designed technical solution. The focus was on TV broadcast, multimedia equipment, traffic management, security radio, and infrastructure management, all of which were installed jointly by T-Systems, T-Com, and T-Mobile. Media & Broadcast — the media unit of the Business Customers area — processed video and audio signals from the stadiums at the international broadcasting center in Munich-Riem. For the first time ever, all World Cup games were broadcast in HDTV quality. These images were supplied to almost all of the large public viewing screens. In addition, a high-speed network linked all stadiums and locations, ensuring smooth communication right up to the final — thanks to mobile communication standards such as GPRS and UMTS, Internet telephony, and wireless local networks. Moreover, T-Systems installed traffic management and control systems as well as electronic access systems at a number of World Cup locations. Additional mobile communication base stations were installed and existing locations were upgraded to ensure optimum mobile communication services. To provide sufficient capacity for data transmission via UMTS and HSDPA, a second frequency was activated, doubling capacity in some areas. In addition, the mobile TV service went live on May 16, 2006 with the “T-Mobile FIFA World Cup 2006TM Highlights” channel.

Workforce restructuring at Deutsche Telekom AG includes civil servants

On May 31, 2006, the German Federal Cabinet adopted the “Draft Second Bill to Amend the Act for the Improvement of the Staff Structure at the Residual Special Asset of the Federal Railways and the Successor Companies of the Former Deutsche Bundespost” and introduced it into the legislative process. Among other aims, the draft legislation is intended to help correct the negative consequences of a structural feature of the successor companies to Deutsche Bundespost. These companies employ a high proportion of civil servants in Western Germany, while staff covered by collective agreements make up the majority of the workforce in Eastern Germany. Once the law comes into force — expected in the fourth quarter of 2006 — it will give us an opportunity to ensure the socially responsible inclusion of civil servants employed at Deutsche Telekom in the workforce restructuring process. The law will not affect the federal budget. The draft stipulates that civil servants of all service grades aged 55 and over who are working in areas where there is a surplus of staff, and for whom employment in another area is not possible or would be unreasonable under civil service law, may take early retirement. There can be no assurance that the draft legislation will be adopted as proposed.

Collective agreement for Deutsche Telekom AG

Due to the distinct difference in negotiating positions, Deutsche Telekom as employer instituted a prescribed conciliation procedure in the 2006 collective bargaining round for Deutsche Telekom AG. In the collective bargaining negotiations, the conciliation committee headed by former Federal Minister Dr. Heiner Geißler issued a recommendation that was approved by both the ver.di services union and our Board of Management in early June 2006. For employees covered by collective agreements, the agreement provides for a one-time payment of EUR 350, no pay increases until October 2006, and a 3-percent increase in pay-scale salaries starting November 2006. The collective wage agreement will run for 16 months until July 31, 2007. The conciliation procedure resulted in separate arrangements for civil servants, including a one-time payment of up to EUR 735 depending on the respective salary grade. To improve productivity and thus enhance competitiveness, paid breaks for staff using workstation monitors were reduced and the paid recuperation times were abolished in some areas. This cushioned the cost of the pay increase. The additional capacity generated by these measures will then be used to reduce outsourcing to third parties in the areas of services and installation going forward.

Successful medium-term note issuances of EUR 1.75 billion

We took advantage of the market environment in the second quarter of 2006 to launch a series of securities with low risk premiums above the respective mid-swap rate. In addition to the EUR 750 million securities aimed at retail investors, medium-term notes totaling EUR 1.0 billion were issued.

Mandatory Convertible bond

The convertible bond issued in February 2003 for EUR 2.3 billion was converted to 162,987,722 Deutsche Telekom shares on June 1, 2006.

Mobile Communications

Acquisition of tele.ring approved

At the end of April 2006, the Austrian mobile communications subsidiary T-Mobile Austria acquired its Austrian competitor tele.ring following approval of the purchase by the Competition Directorate-General of the European Commission and the Austrian telecommunications authority. The purchase price WAS approximately EUR 1.3 billion. Following the takeover, T-Mobile Austria now has approximately 3.1 million customers and thus a market share of 37 percent.

T-Mobile announces substantial price reductions for international roaming rates

T-Mobile had already cut roaming prices for its customers several times in the past and announced on June 1, 2006 its greatest ever reduction in wholesale prices for roaming services. It agreed with a number of European network operators to reduce the maximum charge to 45 cents/minute starting in October 2006, and to 36 cents/minute starting in October 2007. This represents roughly half the current average wholesale prices. The network operators have pledged to pass the resulting cost advantages on to the customer quickly and to the greatest extent possible.

T-Mobile USA’s strategy confirmed in customer service and satisfaction

T-Mobile USA’s market position in terms of customer service and satisfaction has been confirmed by more awards. For example, T-Mobile USA tied for first place in the recent J.D. Power and Associates Wireless Customer Care Performance Study. In addition, T-Mobile USA was rated first among the large U.S. mobile telecommunication operators in the VocaLabs customer satisfaction study of the quality of its customer service for the first time.

PTC

On June 6, 2006, a court of arbitration in Vienna issued a final partial judgment stating that the exercise by T-Mobile Deutschland of a call option on Elektrim S.A.’s share of approximately 48 percent in PTC on February 15, 2005 was effective, i.e., a purchase agreement between T-Mobile Deutschland and Elektrim on the acquisition of these shares had been constituted. The arbitration court shall issue a further partial judgment concerning the final purchase price. We do not yet control PTC.

Broadband/Fixed Network

Discontinuation of DSL resale procedure and prohibition of DSL NetRental

On June 6, 2006 the Federal Network Agency discontinued the ex-post rates regulation procedure for DSL resale. The reason for this is the retroactive increase in the resale discount for alternative providers from 11.5 to 20 percent that took effect as of June 1, 2006. In addition, the Federal Cartel Office launched an investigation of the DSL NetRental product on March 20, 2006, followed by the Federal Network Agency on March 22, 2006. In a ruling dated May 22, 2006, the Federal Network Agency established that the rates for the DSL NetRental product represented market abuse and did not satisfy the requirements of the German Telecommunications Act (Telekommunikationsgesetz - TKG), and that they were therefore invalid. DSL resale terms have therefore been applied since May 22, 2006. The terms and conditions for DSL NetRental billing were applied for the period January 1, 2006 to May 21, 2006.

Launch of T-DSL 16000

T-Com launched the new high-speed T-DSL 16000 line in mid-May 2006, and the higher bandwidths are now laying the foundation for data-intensive applications. T-Com is thus fulfilling customers’ demands for greater bandwidth. The new service offers maximum speeds of up to 16 Mbit/s downstream and 1,024 kbit/s upstream.

Reduction in interconnection charges

On April 13, 2006, the Federal Network Agency set the new interconnection charges for the German telecommunications market, lowering the previously approved charges by 10 percent on average. The new charges are valid from June 1, 2006 to November 30, 2008.

Business Customers

T-Systems and ZDF sign agreement on digital terrestrial television

ZDF, a German public service television channel, will rely on T-Systems’ experience and technology to broadcast its digital programs for terrestrial reception. T-Systems and ZDF signed a long-term agreement in early May 2006. Media & Broadcast, the media unit of the Business Customers area, will broadcast ZDF’s DVB-T programs as network operator from a total of 135 locations. Since the launch of DVB-T in 2003, approximately 50 million television viewers have enjoyed the added value that DVB-T offers, such as greater program variety, significantly improved picture and sound quality, as well as additional programming information. More than 90 percent of the population will be able to receive DVB-T by the end of 2008.

Telecommunications market

Since the German telecommunications sector was fully deregulated at the beginning of 1998, we have had to cope with increasingly intense competition. The battle for customers initially focused predominantly on fixed-network voice telephony call minutes, but now also encompasses access charges and fixed-mobile substitution. The main force driving this development is the intensification of competition from attractive package offers from local network operators.

The strong price pressure in the telecommunications sector is reflected in the figures published by the Federal Statistical Office for the overall telecommunications services price index (fixed network, mobile communications, and Internet). From the perspective of private households, consumer prices for telecommunications services were on average 3.3 percent lower in the second quarter of 2006 than in the prior-year period, and prices for mobile telephony services in particular were 12.5 percent lower year-on-year. Consumer prices for Internet use also declined by an average of 5.9 percent year-on-year.

Telecommunications Regulations

Telecommunications Act

The German Federal Cabinet adopted a draft amendment to the Telecommunications Act on May 17, 2006. The amendment relates primarily to the exemption, for a limited time only, of new markets from market regulation, and to a range of provisions that extend consumer protection. The question of whether, and if so to what extent, this meets our call for the high-speed fiber optic network to be exempted from regulation cannot yet be conclusively assessed on the basis of the existing draft legislation. The provisions referring to consumer protection indicate that, in addition to the fixed network, mobile communications will be subject to a higher level of consumer protection regulation going forward. Depending on how this amendment is ultimately structured, it could entail considerable investment and revenue risks for the industry as a whole in Germany. We do not expect the amendment to the Telecommunications Act to come into force before early 2007.

Directives and recommendations

The fundamental principles of the sector-specific regulation of the European telecommunications markets are set out in EU directives and other communications issued by the European Commission. The directives and recommendations adopted in 2002 are currently being reviewed (2006 Review). At the end of June 2006, the

European Commission published a communiqué on intended changes to the relevant directives and the draft of a new recommendation on the telecommunications submarkets to be regulated (Markets Recommendation).

The European Commission’s communiqué concerning the 2006 Review shows that it is no longer pursuing its original goal of reducing sector-specific regulation and a transition to general competition law, but instead is now aiming to strengthen regulation, while at the same time substantially expanding the European Commission’s powers. The latter intention is likely to meet with resistance from both national governments and regulators. The first draft of the revised directives is expected for the end of 2006, and transposition into national law is unlikely before 2008/2009.

Although the draft Markets Recommendation provides for a reduction in the number of regulated markets — in particular end-customer markets — it only effectively excludes those markets that are already largely unregulated in many countries. However, the European Commission is proposing to extend regulation to additional wholesale markets for mobile communications. The Markets Recommendation will probably come into force at the end of 2006, and will then be implemented by the individual Member States.

Business developments in the Group

Net revenue

Our net revenue for the first six months of 2006 was approximately EUR 30 billion. We thus continued our positive revenue development, recording growth of EUR 0.9 billion or 3.2 percent as against the first half of 2005. This continued growth was aided by currency translation effects — in particular from the translation of U.S. dollars (USD) — in the amount of around EUR 0.3 billion, as well as effects relating to the composition of the Group in the amount of around EUR 0.2 billion. In the second quarter of 2006, the Company’s net revenue increased by EUR 0.4 billion or 2.6 percent year-on-year.

Revenue growth was driven in particular by the Mobile Communications strategic business area, where the substantial growth at T-Mobile USA remained the primary revenue contributor. Overall, the Mobile Communications strategic business area increased its revenue in the first six months by just under 11 percent year-on-year. The quarter-on-quarter comparison is also positive, with revenue up by over 9 percent as against the second quarter of 2005.

The year-on-year decline in revenue recorded by the Broadband/Fixed Network strategic business area is due primarily to a decline in call revenues, the loss of narrow band subscriber lines and considerable price drops in the Internet access market. Overall, this could not be offset by the volume-related growth in DSL resale and in subscriber lines.

Revenue in the Business Customers strategic business area also declined. Persistently strong price pressure in the Telecommunications and Computing & Desktop Services areas led to a decrease in revenue at the Enterprise Services unit in particular.

	For the three months ended	For the three months ended June 30,			For the six months ended June 30,			For the twelve months ended
	March 31, 2006	2006	2005	Change %	2006	2005	Change %	December 31, 2005
	(millions of €, except where indicated)

Net revenue	14,842	15,130	14,743	2.6	29,972	29,031	3.2	59,604
Mobile Communications[a]	7,575	7,856	7,197	9.2	15,431	13,943	10.7	29,452
Broadband/Fixed Network[a]	6,156	6,146	6,469	(5.0)	12,302	13,024	(5.5)	26,035
Business Customers[a]	3,011	3,146	3,219	(2.3)	6,157	6,325	(2.7)	12,850
Group Headquarters & Shared Services[a]	871	894	883	1.2	1,765	1,736	1.7	3,505
Inter-segment revenue[b]	(2,771)	(2,912)	(3,025)	3.7	(5,683)	(5,997)	5.2	(12,238)

a Total revenue (including revenue between strategic business areas).

b Elimination of revenue between strategic business areas.

Contribution of the strategic business areas to net revenue (after elimination of revenue between strategic business areas)

	For the six months ended June 30, 2006	Proportion of net revenue of the Group %	For the six months ended June 30, 2005	Proportion of net revenue of the Group %	Change millions of €	Change %	For the twelve months ended December 31, 2005
	(millions of €, except where indicated)
Net revenue	29,972	100.0	29,031	100.0	941	3.2	59,604
Mobile Communications	15,082	50.3	13,493	46.5	1,589	11.8	28,531
Broadband/Fixed Network	10,292	34.4	10,878	37.5	(586)	(5.4)	21,731
Business Customers	4,439	14.8	4,529	15.6	(90)	(2.0)	9,058
Group Headquarters & Shared Services	159	0.5	131	0.4	28	21.4	284

The Mobile Communications strategic business area further increased its proportion of the Group’s total revenue and contributed more than 50 percent of net revenue in the reporting period. However, the share of revenue accounted for by the Broadband/Fixed Network and Business Customers strategic business areas declined to around 34 and 15 percent respectively.

Net revenue generated outside Germany

The Group’s international revenue increased by around EUR 1.6 billion year-on-year to EUR 13.6 billion. This improvement is also reflected in the quarter-on-quarter comparison compared with the second quarter of 2005, the share of revenue generated abroad rose by around EUR 0.8 billion in the second quarter of 2006 to around EUR 7 billion. The key factor for this successful international growth is the continued positive revenue trend at T-Mobile USA and T-Mobile UK in particular. Domestic revenue declined on both a six-month and a quarterly basis.

The proportion of revenue generated outside Germany in the first half of 2006 increased by more than 4 percentage points year-on-year to 45.5 percent.

	For the three months ended	For the three months ended June 30,			For the six months ended June 30,			For the twelve months ended
	March 31, 2006	2006	2005	Change %	2006	2005	Change %	December 31, 2005
	(millions of €, except where indicated)
Net revenue	14,842	15,130	14,743	2.6	29,972	29,031	3.2	59,604
Domestic	8,208	8,139	8,517	(4.4)	16,347	17,028	(4.0)	34,183
International	6,634	6,991	6,226	12.3	13,625	12,003	13.5	25,421
Proportion generated internationally (%)	44.7	46.2	42.2		45.5	41.3		42.6
Europe (excluding Germany)	3,234	3,560	3,310	7.6	6,794	6,425	5.7	13,272
North America	3,332	3,356	2,852	17.7	6,688	5,444	22.9	11,858
Other	68	75	64	17.2	143	134	6.7	291

Cost of sales

	For the three months ended June 30,			For the six months ended June 30,			For the twelve months ended
	2006	2005	Change %	2006	2005	Change %	December 31, 2005
	(millions of €, except where indicated)
Cost of sales	(8,057)	(7,688)	(4.8)	(15,878)	(15,213)	(4.4)	(31,862)

In addition to higher levels of depreciation resulting from a higher level of property, plant and equipment, the increase in the cost of sales was due, especially, to customer growth in the Mobile Communications area. By contrast, cost of sales decreased in the Broadband/Fixed Network strategic business area.

Selling expenses

	For the three months ended June 30,			For the six months ended June 30,			For the twelve months ended
	2006	2005	Change %	2006	2005	Change %	December 31, 2005
	(millions of €, except where indicated)

Selling expenses	(4,014)	(3,511)	(14.3)	(7,788)	(6,946)	(12.1)	(14,683)

The increase in selling expenses is predominantly attributable to higher commission and marketing expenses in the Mobile Communications and Broadband/Fixed Network strategic business areas. The increase in the second quarter of 2006 is also attributable to the staging of major sporting events such as the soccer World Cup.

General and administrative expenses

	For the three months ended June 30,			For the six months ended June 30,			For the twelve months ended
	2006	2005	Change %	2006	2005	Change %	December 31, 2005
	(millions of €, except where indicated)
General and administrative expenses	(1,101)	(1,047)	(5.2)	(2,178)	(2,073)	(5.1)	(4,210)

The increase in general and administrative expenses relates primarily to Mobile Communications and Group Headquarters & Shared Services. In contrast, the Broadband/Fixed Network strategic business area recorded a decrease.

Personnel

	For the three months ended June 30,			For the six months ended June 30,			For the twelve months ended
	2006	2005	Change %	2006	2005	Change %	December 31, 2005
	(millions of €, except where indicated)
Personnel costs	(3,431)	(3,367)	(1.9)	(6,870)	(6,709)	(2.4)	(14,254)

The rise in personnel costs is attributable in particular to collectively agreed increases in wages and salaries and, primarily at T-Mobile USA, to increased staff levels and exchange rate effects.

The personnel cost ratio (personnel costs divided by net revenue) for the first half of 2006 is 22.9 percent of revenue. This represents a year-on-year improvement by 0.2 percentage points.

Depreciation, amortization and impairment losses

	For the three months ended June 30,			For the six months ended June 30,			For the twelve months ended
	2006	2005	Change %	2006	2005	Change %	December 31, 2005
	(millions of €, except where indicated)
Amortization and impairment of intangible assets	630	624	1.0	1,247	1,237	0.8	4,427
of which: UMTS licenses	222	215	3.3	444	428	3.7	864
of which: U.S. mobile communications licenses	—	—	—	—	23	n.m.	30
of which: goodwill	-	-	-	10	-	n.m.	1,920
Depreciation and impairment of property, plant and equipment	2,034	1,986	2.4	3,987	3,907	2.0	8,070
Total depreciation, amortization and impairment losses	2,664	2,610	2.1	5,234	5,144	1.7	12,497

n.m. – not meaningful

The slight increase in depreciation, amortization and impairment losses was primarily due to higher depreciation of property, plant and equipment, especially technical equipment and machinery, as a result of additions to assets in the prior year, which resulted in a higher depreciation base particularly at T-Mobile USA.

Profit from operations

	For the three months ended	For the three months ended June 30,			For the six months ended June 30,			For the twelve months ended
	March 31, 2006	2006	2005	Change %	2006	2005	Change %	December 31, 2005
	(millions of €, except where indicated)
Profit from operations in the Group	2,318	2,085	2,572	(18.9)	4,403	4,859	(9.4)	7,622
Mobile Communications	1,055	1,083	1,225	(11.6)	2,138	2,191	(2.4)	3,005
Broadband/Fixed Network	1,262	1,254	1,409	(11.0)	2,516	2,843	(11.5)	5,142
Business Customers	99	37	195	(81.0)	136	369	(63.1)	409
Group Headquarters & Shared Services	(94)	(271)	(232)	(16.8)	(365)	(499)	26.9	(840)
Reconciliation	(4)	(18)	(25)	28.0	(22)	(45)	51.1	(94)

Profit from operations decreased by EUR 0.5 billion in the first six months of 2006 to around EUR 4.4 billion. While Group Headquarters & Shared Services improved its profit from operations, the strategic business areas recorded a decline in profit from operations.

Loss from financial activities

	For the three months ended June 30,			For the six months ended June 30,			For the twelve months ended
	2006	2005	Change %	2006	2005	Change %	December 31, 2005
	(millions of €, except where indicated)
Loss from financial activities	(772)	(452)	(70.8)	(1,340)	(1,167)	(14.8)	(1,410)
Finance costs	(602)	(464)	(29.7)	(1,260)	(1,171)	(7.6)	(2,401)
Interest income	94	36	n.m.	167	135	23.7	398
Interest expense	(696)	(500)	(39.2)	(1,427)	(1,306)	(9.3)	(2,799)
Share of profit (loss) of associates and joint ventures accounted for using the equity method	(49)	41	n.m.	(17)	77	n.m.	214
Other financial income (expense)	(121)	(29)	n.m.	(63)	(73)	13.7	777

n.m. – not meaningful

The year-on-year increase in loss from financial activities in the second quarter of 2006 and the first six months of 2006 is partly attributable to increased finance costs. In the second quarter of 2005, the book value of financial liabilities was positively adjusted to reflect the changes in the present value of the estimated future payments. The changes in estimated future payments were triggered by a downward adjustment in interest rates relating to these financial liabilities following an upgrade of our credit rating by rating agencies. There was no similar adjustment made in 2006.

In contrast, other financial income improved slightly in comparison with the first half of 2005. This resulted, in particular, from the proceeds from the disposal of Celcom received in the first quarter of 2006 which was, however, offset by an unfavorable change in the results from financial instruments, including translation effects.

Profit before income taxes

The Group’s profit before income taxes amounted to EUR 3.1 billion in the first half of 2006, down by EUR 0.6 billion year-on-year. Despite an improvement in gross profit, higher selling expenses in particular led to a decline in the profit from operations by EUR 0.5 billion as against the previous year to EUR 4.4 billion. In addition, the loss from financial activities was affected by the increase in finance costs and the deterioration of the share of profit/loss of equity-accounted investments.

Income taxes

	For the three months ended June 30,		Change	For the six months ended June 30,		Change	For the twelve months ended December 31,
	2006	2005	%	2006	2005	%	2005
	(millions of €, except where indicated)
Income taxes	(200)	(831)	75.9	(763)	(1,297)	41.2	(196)

Income taxes in the first half of 2006 decreased (as against the first half of 2005) due to lower profits before income taxes. In addition, the effective income tax rate was considerably lower. This was mainly due to the fact that we agreed in the second quarter of 2006 with the German tax authorities on the application of a provision of trade tax law regarding certain capital losses incurred in previous years. As a result of this agreement, we were able to release a provision for income taxes. This increased net profit in the second quarter by about EUR 440 million.

Net profit

At around EUR 2.1 billion, net profit in the first half of 2006 was down slightly as compared with the first half of 2005. This trend was partially offset, however, by the change in income tax expenses, which fell by around EUR 0.5 billion year-on-year, due mainly to the reversal of tax provisions.

Net profit was positivley impacted by the sale of Celcom in 2003, the proceeds of which were received in the first quarter of 2006. Additionally, expenses from severance and voluntary redundancy payments and restructuring, for example, had an offsetting effect.

Strategic business areas

Mobile Communications

The Mobile Communications strategic business area bundles all activities of T-Mobile International AG & Co. KG. T-Mobile is represented in Germany, the United States, the United Kingdom, the Netherlands, Austria, the Czech Republic, Hungary, Slovakia, Croatia, Macedonia and Montenegro. It also holds a minority interest in PTC.  All T-Mobile companies offer digital mobile voice and data services to consumers and business customers. T-Mobile also sells hardware and other terminal devices in connection with the services offered. In addition, T-Mobile services are sold to resellers and to companies that buy network services and market them independently to third parties (mobile virtual network operators, or MVNOs).

Broadband/Fixed Network

The Broadband/Fixed Network strategic business area offers consumers and small business customers state-of-the-art infrastructure for traditional fixed-network services, broadband Internet access, and customer-oriented multimedia services. Broadband/Fixed Network also does business with national and international network operators and with resellers (wholesale including resale), and provides upstream services for Deutsche Telekom’s other strategic business areas.

Following the merger of T-Online International AG into Deutsche Telekom AG, T-Online no longer reports as a separate legal entity, but is managed as a successful product brand. For reporting purposes, Broadband/Fixed Network is broken down into its domestic and international operations. The Scout24 group is included within domestic operations since its parent company has its registered office in Germany.

Business Customers

The Business Customers strategic business area offers its customers products and services from a single source along the entire information and communications technology value chain. The Business Customers strategic business area is divided into two business units: T-Systems Enterprise Services, which supports around 60 multinational corporations and large public authorities, and T-Systems Business Services, which serves around 160,000 small and medium-sized business customers. T-Systems, our business customer brand, is represented in over 20 countries by subsidiaries, primarily in Germany and Western Europe (including France, Spain, Italy, the United Kingdom, Austria, Switzerland, Belgium, and the Netherlands).

The following tables give an overall summary of our segments for the 2005 financial year as well as for the second quarter and first half of both 2006 and 2005. In addition to the details of the segments, there is also a reconciliation line.

For the year ended December 31, 2005	Net revenue	Inter segment revenue	Total revenue	Profit (loss) from operations	Share of profit (loss) of equity- accounted investments	Depreciation and amortization	Impairment losses
	(millions of €)
Group	59,604	—	59,604	7,622	214	(10,291)	(2,206)
Mobile Communications	28,531	921	29,452	3,005	133	(4,745)	(1,951)
Broadband/Fixed Network	21,731	4,304	26,035	5,142	53	(4,026)	(8)
Business Customers	9,058	3,792	12,850	409	3	(885)	(11)
Group Headquarters & Shared Services	284	3,221	3,505	(840)	(1)	(695)	(233)
Reconciliation	—	(12,238)	(12,238)	(94)	26	60	(3)

For the three months ended June 30, 2006		Inter		Profit (loss)	Share of profit (loss) of equity-	Depreciation
For the three months ended June 30, 2005	Net revenue	segment revenue	Total revenue	from operations	accounted investments	and amortization	Impairment losses
	(millions of €)
Group	15,130	—	15,130	2,085	(49)	(2,638)	(26)
	14,743	—	14,743	2,572	41	(2,571)	(39)

Mobile Communications	7,677	179	7,856	1,083	38	(1,279)	(1)
	6,962	235	7,197	1,225	35	(1,179)	(1)

Broadband/Fixed Network	5,085	1,061	6,146	1,254	5	(968)	(4)
	5,420	1,049	6,469	1,409	6	(1,011)	(1)

Business Customers	2,287	859	3,146	37	(92)	(233)	(2)
	2,295	924	3,219	195	1	(223)	0
Group Headquarters & Shared Services	81	813	894	(271)	(1)	(174)	(19)
	66	817	883	(232)	(1)	(175)	(37)
Reconciliation	—	(2,912)	(2,912)	(18)	1	16	0
	—	(3,025)	(3,025)	(25)	0	17	0

For the three months ended June 30, 2006		Inter		Profit (loss)	Share of profit (loss) of equity-	Depreciation
For the three months ended June 30, 2005	Net revenue	segment revenue	Total revenue	from operations	accounted investments	and amortization	Impairment losses
	(millions of €)
Group	29,972	—	29,972	4,403	(17)	(5,189)	(45)
	29,031	—	29,031	4,859	77	(5,057)	(87)

Mobile Communications	15,082	349	15,431	2,138	66	(2,501)	(4)
	13,493	450	13,943	2,191	65	(2,291)	(25)

Broadband/Fixed Network	10,292	2,010	12,302	2,516	8	(1,927)	(14)
	10,878	2,146	13,024	2,843	9	(2,021)	(1)

Business Customers	4,439	1,718	6,157	136	(91)	(447)	(2)
	4,529	1,796	6,325	369	2	(440)	0

Group Headquarters & Shared Services	159	1,606	1,765	(365)	(1)	(342)	(25)
	131	1,605	1,736	(499)	(1)	(336)	(60)

Reconciliation	—	(5,683)	(5,683)	(22)	1	28	0
	—	(5,997)	(5,997)	(45)	2	31	(1)

Mobile Communications

Customers

	As of June 30, 2006	As of March 31, 2006	Change June 30, 2006/ March 31, 2006%	As of December 31, 2005	Change June 30, 2006/ December 31, 2005%	As of June 30, 2005	Change June 30, 2006/ June 30, 2005%
	(millions, except where indicated)
Mobile customers (total)[a]	90.2	88.7	1.7	87.6	3.0	81.8	10.3
T-Mobile Deutschland[b]	30.4	30.2	0.7	29.5	3.1	28.2	7.8
T-Mobile USA	23.3	22.7	2.6	21.7	7.4	19.2	21.4
T-Mobile UKc	16.7	16.4	1.8	17.2	(2.9)	16.1	3.7
T-Mobile Netherlands	2.4	2.3	4.3	2.3	4.3	2.3	4.3
T-Mobile Austria	3.1	3.1	0.0	3.1	0.0	3.0	3.3
T-Mobile CZ (Czech Republic)	4.7	4.6	2.2	4.6	2.2	4.5	4.4
T-Mobile Hungary	4.3	4.2	2.4	4.2	2.4	4.1	4.9
T-Mobile Hrvatska (Croatia)	2.0	2.0	0.0	1.9	5.3	1.7	17.6
T-Mobile Slovensko (Slovakia)	2.0	2.0	0.0	2.0	0.0	1.9	5.3
Other[d]	1.1	1.1	0.0	1.1	0.0	1.0	10.0

a                      One mobile communications card corresponds to one customer. The total was calculated on the basis of precise figures and rounded to millions. Percentages calculated on the basis of figures shown. Organic customer growth is reported for better comparability: tele.ring customers were also included in the historic customer base, although the company has only been consolidated since May 2006.

b                      The change in customer base in Germany in the first quarter of 2006 as compared with year-end 2005 comprises 284,000 net additions and 440,000 machine-to-machine (M2M) SIM cards. M2M SIM cards are used in automated communication between machines. M2M SIM cards have been counted as customers since the first quarter of 2006 in order to bring the reporting of T-Mobile Deutschland in line with that of the other T-Mobile companies. Prior-year comparatives have not been adjusted.

c                      Including Virgin Mobile. Despite positive net new customer growth in the first quarter of 2006, the number of customers declined in the first quarter of 2006 compared with year-end 2005 due to a change in the reporting standard. For more information, refer to the Group report for the first quarter of 2006.

d                      “Other” includes MobiMak (Macedonia) and MONET (Montenegro).

The number of customers in the Mobile Communications strategic business area passed the 90 million mark for the first time at the end of the second quarter of 2006. T-Mobile is thus maintaining its strong growth course. Overall, the T-Mobile Group recorded organic customer growth of 1.5 million in the second quarter. The acquisition of tele.ring in Austria improved growth to 2.5 million. The number of fixed-term contract customers grew particularly strongly, contributing over 90 percent to customer growth. Fixed-term contract customers now account for over 51 percent of the entire customer base. This is reflected by the clear success of package rates such as Relax or Flext in the United Kingdom, which are now used by some 7.2 million customers. In the past twelve months, the T-Mobile group achieved organic customer growth of 8.6 million, an increase of over 10 percent.

T-Mobile USA remained the main growth driver with 613,000 new customers, 83 percent of whom hold a fixed-term contract. Within the space of one year, T-Mobile USA’s customer base grew by nearly 4.1 million to 23.3 million at the end of the reporting period. The marketing switch from one-year to two-year contracts at the beginning of the second quarter of 2006 led to a short-term dip in growth for fixed-term contract customers. The number of new customers gained each month increased again in the course of the second quarter of 2006, returning to the high first-quarter level in June. The positive customer retention effect resulting from the sale of two-year contracts is expected to be felt in the coming year. T-Mobile USA continued to focus on profitable growth in the increasingly competitive prepay customer segment.

ARPU at T-Mobile USA fell by EUR 1 year-on-year to EUR 40 in the second quarter of 2006. A slight increase in fixed-term contract customer ARPU almost completely balanced out a decline in prepay customer ARPU.

T-Mobile Deutschland also continued to expand its customer base in the second quarter of 2006. The number of customers rose by a total of 170,000. A particularly encouraging development was the strong growth in fixed-term contract customers, which at 175,000 reflects the successful marketing of the Relax rates. Another growth driver was the T-Mobile@home calling plan introduced in January 2006. By the end of the reporting period, over 700,000 customers had opted for this service allowing them to make attractively priced mobile calls from home. With a drop of only 5,000, the number of preypay customers remained practically stable. The year-on-year decline in ARPU to EUR 21 during the second quarter of 2006 is mainly attributable to the continued intense price competition in Germany and to the reduction in mobile termination charges in December 2005. Compared with the first quarter of 2006, ARPU increased slightly.

T-Mobile UK succeeded in attracting 369,000 new customers in the United Kingdom. While the number of prepay customers remained virtually constant, the number of fixed-term contract customers grew by a record 363,000 net adds. This represents over 11 percent growth in fixed-term contract customers within one quarter and demonstrates the success of the Flext calling plan introduced at the beginning of March 2006, which has already attracted 771,000 new customers to T-Mobile UK. This represents an increase of 515,000 on the first quarter of 2006. By focusing on fixed-term contract growth, ARPU stabilized at EUR 28 compared with the same period last year.

Growth also continued in the rest of Western Europe and in Eastern Europe. In both regions, T-Mobile again boosted new customer growth year-on-year despite increased penetration. The higher proportion of fixed-term contract customers over the previous year underlines the valuable nature of this growth.

	For the three months ended June 30, 2006 Service Revenue millions of (€)	For the three months ended June 30, 2006 ARPU (€)	For the three months ended June 30, 2006 Average number of customers (millions)	For the three months ended June 30, 2005 Service Revenue millions of (€)	For the three months ended June 30, 2005 ARPU (€)	For the three months ended June 30, 2005 Average number of customers (millions)
Service revenue
T-Mobile Deutschland	1,868	21	30.4	1,929	23	28.2
T-Mobile USA	2,772	40	23.3	2,317	41	19.2
T-Mobile UKa	984	28	16.7	900	28	16.1
T-Mobile Netherlands	266	38	2.4	250	38	2.3
T-Mobile Austria	271	33	3.1	202	34	2.0
T-Mobile CZ (Czech Republic)	249	18	4.7	217	16	4.5
T-Mobile Hungary	238	19	4.3	249	20	4.1
T-Mobile Hrvatska (Croatia)	132	22	2.0	118	25	1.7
T-Mobile Slovensko[b] (Slovakia)	99	16	2.0	85	15	1.9

a                     Includes Virgin Mobile customers in “average number of customers,” but excludes Virgin Mobile customers and revenues therefrom for purposes of calculating ARPU.

b                    Fully consolidated as of the first quarter of 2005.

ARPU — average revenue per user — is used to measure monthly revenue from services per customer. ARPU is calculated as follows: revenue generated by customers for services (i.e., voice services, including incoming and outgoing calls, and data services) plus roaming revenue, monthly charges, and revenue from visitor roaming, divided by the average number of customers in the month. Revenue from services excludes the following: revenue from terminal equipment, revenue from customer activation, revenue from virtual network operators, and other revenue not generated directly by T-Mobile customers. Visitor roaming revenues are included in ARPU as of the first quarter of 2005. We believe this improves comparability with our competitors. Historical data was revised accordingly. ARPU is not uniformly defined and utilized by all companies in our industry group. Accordingly, such measures may not be comparable with similarly titled measures and disclosures by other companies.

Development of operations

	For the three months ended March 31,	For the three months ended June 30,		Change	For the six months ended June 30,		Change	For the twelve months ended December 31
	2006	2006	2005	%	2006	2005	%	2005
	(millions of €, except where indicated)
Total revenue[a]	7,575	7,856	7,197	9.2	15,431	13,943	10.7	29,452
of which: T-Mobile Deutschland	2,004	2,060	2,128	(3.2)	4,064	4,202	(3.3)	8,621
of which: T-Mobile USA	3,354	3,340	2,858	16.9	6,694	5,456	22.7	11,887
of which: T-Mobile UK	1,032	1,122	1,013	10.8	2,154	2,001	7.6	4,153
of which: T-Mobile Netherlands	271	282	267	5.6	553	523	5.7	1,064
of which: T-Mobile Austria[b]	217	285	213	33.8	502	435	15.4	885
of which: T-Mobile CZ	240	259	229	13.1	499	446	11.9	938
of which: T-Mobile Hungary	257	260	275	(5.5)	517	531	(2.6)	1,090
of which: T-Mobile Hrvatska	116	138	129	7.0	254	230	10.4	512
of which: T-Mobile Slovensko	100	104	93	11.8	204	179	14.0	378
of which: Other[c]	42	48	45	6.7	90	76	18.4	174
Profit from operations	1,055	1,083	1,225	(11.6)	2,138	2,191	(2.4)	3,005
Profit from operations margin(%)	13.9	13.8	17.0		13.9	15.7		10.2

Depreciation, amortization and impairment losses	(1,225)	(1,280)	(1,180)	(8.5)	(2,505)	(2,316)	(8.2)	(6,696)

Number of employees[d]	51,511	52,603	49,271	6.8	52,057	49,092	6.0	49,479

a                     The amounts stated for the national companies correspond to their respective unconsolidated financial statements (single-entity financial statements adjusted for uniform group accounting policies and reporting currency) without taking into consideration consolidation effects at the level of the strategic business area.

b                    Including the first-time consolidation of tele.ring.

c                     “Other” includes the revenues generated by MobiMak (Macedonia) and MONET (Montenegro). MONET has been fully consolidated since the second quarter of 2005.

d                    Average number of employees.

Total revenue

In the first six months of 2006, T-Mobile boosted its revenue by 10.7 percent or EUR 1.5 billion year-on-year. The main driver of this continued strong growth was again T-Mobile USA, whose revenues rose by 22.7 percent. The T-Mobile group also recorded double-digit growth rates in the Czech Republic, Slovakia, and Montenegro. In the United Kingdom, revenue growth accelerated from 4.5 percent in the first quarter to 10.8 percent in the second quarter of 2006. In Austria, the acquisition of tele.ring at the end of April 2006 led to correspondingly higher revenue for T-Mobile Austria (EUR 75 million). With the exception of Germany and Hungary, all companies increased their ARPU revenue. Developments at T-Mobile UK are particularly encouraging: Growth in ARPU revenue by more than 8.4 percent clearly reflects the company’s success in acquiring  fixed-term contract customers. The decline in revenue in Germany is largely attributable to the reduction in termination charges in December last year and the relentless price pressure.

Profit from operations

Profit from operations decreased by EUR 0.1 billion in the first six months of 2006 to EUR 2.1 billion. The EUR 1.5 billion increase in total revenue was nearly completely offset by an increase in operating costs excluding depreciation and amortization.  Depreciation, amortization, and impairment losses increased by EUR 0.2 billion due to the larger asset base.

Personnel

In the first six months of 2006, the average number of employees in the Mobile Communications strategic business area increased by 2,965 year-on-year to 52,057. The higher figure is primarily attributable to the recruitment of new staff at T-Mobile USA as a result of the company’s growth. In Europe, the number of employees increased slightly, while the initial consolidation of tele.ring in Austria and the growth-driven recruitment of new staff in the United Kingdom more than offset workforce reductions in Germany.

Broadband/Fixed Network

	As of June 30, 2006	As of March 31, 2006	Change June 30, 2006/ March 31, 2006%	As of December 31, 2005	Change June 30, 2006/ December 31, 2005%	As of June 30, 2005	Change June 30, 2006/ June 30, 2005%
	(millions, except where indicated)
Broadband[a]
Lines (total)[b]	10.0	9.4	6.4	8.6	16.3	7.1	40.8
Domestic[c]	9.0	8.6	4.7	7.9	13.9	6.7	34.3
of which: resale[d]	2.5	2.2	13.6	1.6	56.3	0.7	n.a.
International[e]	1.0	0.8	25.0	0.6	66.7	0.4	n.a.
Broadband rates (total)[f]	6.5	6.1	6.6	5.5	18.2	4.5	44.4
of which: domestic	5.1	4.9	4.1	4.5	13.3	3.7	37.8

Narrowband[a]
Lines (total)[b]	40.1	40.6	(1.2)	41.2	(2.7)	42.1	(4.8)
Domestic[g]	34.2	34.7	(1.4)	35.2	(2.8)	36.0	(5.0)
Standard analog lines	24.9	25.2	(1.2)	25.5	(2.4)	25.9	(3.9)
ISDN lines	9.4	9.6	(2.1)	9.8	(4.1)	10.1	(6.9)
International (Eastern Europe only)	5.8	5.9	(1.7)	6.0	(3.3)	6.2	(6.5)
Magyar Telekom[h]	3.0	3.1	(3.2)	3.2	(6.3)	3.3	(9.1)
Slovak Telekom	1.2	1.2	0.0	1.2	0.0	1.2	0.0
T-Hrvatski Telekom	1.6	1.6	0.0	1.7	(5.9)	1.7	(5.9)
Narrowband rates (total)[f]	3.8	4.1	(7.3)	4.4	(13.6)	4.9	(22.4)

Internet customers with a billing relationship (total)[f,i]	15.6	15.5	0.6	15.2	2.6	14.7	6.1

Table includes broadband and narrowband lines (Germany plus Eastern and Western Europe).

a                     The total was calculated on the basis of precise figures and rounded to millions. Percentages calculated on the basis of figures shown.

b                    Lines in operation.

c                     Broadband lines excluding lines for internal use.

d                    Definition of resale: sale of broadband lines based on DSL technology to alternative providers outside the Deutsche Telekom Group.

e                     Includes customers with broadband lines on proprietary network.

f                       “Customers with a billing relationship” includes Germany, Eastern and Western Europe. Eastern Europe includes Magyar Telekom, T-Hrvatski Telekom, and Slovak Telekom; Western Europe includes Ya.com and Club Internet.

g                    Telephone lines excluding internal use and public telecommunications, including wholesale services.

h                    Subscriber-line figures are recorded including Magyar Telekom’s subsidiary MakTel and Telekom Montenegro. Prior-year comparatives have not been adjusted.

i                        Total calculated on the basis of customers (broadband and narrowband rates) in Germany, in Western and Eastern Europe with a billing relationship and PAYG (pay as you go).

The Broadband/Fixed Network strategic business area continued its growth course in the broadband market in the second quarter of 2006, increasing the number of both broadband lines and broadband rate customers. The total number of broadband lines increased by 594,000 to 10.0 million in the second quarter of 2006. In Germany, the number of DSL lines in operation provided by T-Com at the end of June 2006, increased by 402,000 in the second quarter of the year to approximately 9.0 million. This increase was lower than the increase in the prior quarter but was higher than the increase in the prior-year quarter. T-Com continued to increase the number of broadband lines based on DSL technology in operation in particular in Resale DSL. Falling ISP market prices and the intensified marketing of full-service packages were the driving forces behind the continued strong growth in the broadband sector. The total number of Resale DSL lines sold to competitors increased in the second quarter of 2006 by 387,000 to 2.5 million. By contrast, increases in the Group’s Retail DSL in Germany were slowed by the delay in the merger of T-Online International AG into Deutsche Telekom AG. Internationally the Group added 192,000 DSL lines in the second quarter of 2006. Broadband/Fixed Network recorded high growth rates in Eastern Europe, where the total number of new broadband lines increased by 87,000 quarter-on-quarter to 751,000. The customer base more than doubled compared with the previous year. In Western Europe, the strong growth from the first quarter of 2006 continued as a result of the establishment of infrastructure which continued to contribute to the increase in the number of additions by over 100,000 to 262,000.

As the number of broadband lines in operation continues to grow, so does the broadband rate customer base, which expanded by a total of 381,000 customers to 6.5 million. In Germany, Broadband/Fixed Network served 5.1 million broadband rate customers at the end of the reporting period. The number of new broadband rate customers increased by 235,000 in the quarter. In total, the number of customers increased by approximately 38 % or 1.4 million as compared with the second quarter of 2005. Internationally, the number of new broadband rate  customers increased by 147,000 in the second quarter of 2006. Growth in Eastern Europe in the second quarter exceeded the growth in the same quarter of the previous year with 75,000 broadband rate customers. In Western Europe, there were 795,000 broadband rate customers at the end of the second quarter of 2006. This represents an increase of 326,000 or approximately 70 % year-on-year.

During the second quarter of 2006, Broadband/Fixed Network continued to develop its product portfolio to include new innovative broadband service. Its portfolio of access services was broadened with the offer of a double flat rate for surfing and DSL telephony for EUR 9.95 a month that is available for all access line speeds offered by the Group. The new T-DSL 16000 line relating to data-intensive applications was launched in May 2006. In the entertainment area, the existing video-on-demand portfolio is being continually expanded: Customers now have access to a film library with 1,300 titles from all genres including 600 Hollywood blockbusters. The positive response from customers is reflected in the 120,000 streams per month in the second quarter of 2006.

In the second quarter of 2006, Broadband/Fixed Network expanded its offering for the online games portal Gamesload by entering into new alliances with prominent providers such as Take 2 Interactive and Zylom. Musicload announced a substantial increase in acceptance on Germany’s online music download market. In the first six months of the year, downloads were up 34 % year-on-year to approximately 7.7 million.

The number of Broadband/Fixed Network narrowband lines decreased at a greater rate than expected. This is primarily due to increased competition from alternative fixed-network providers in Germany with fully integrated bundled packages. The loss of narrowband customers often occurs in connection with customers’ initial acquisition of a broadband line. The Broadband/Fixed Network strategic business area had only limited capacity to act in the market with the combined strengths of the T-Com and T-Online business units due to the delay in the merger of T-Online International AG into DTAG. In Germany, the number of narrow band lines decreased by 503,000 or 1.4 % to 34.2 million in the second quarter of 2006, continuing the decline in the previous quarter. The effects of fixed-mobile substitution in particular and, to a lesser extent, substitution by cable network operators were also factors contributing to this decline. At 9.4 million, the total number of T-ISDN lines decreased significantly by approximately 7 % year-on-year. This trend can be attributed in part to the integrated voice and Internet products offered by competitors. An increasing number of DSL line users are also switching from T-ISDN to an analog T-Net line.

The declining trend in the volume of call minutes in T-Com’s network persisted. Aside from the loss of access lines, this is attributable to the increasing substitution by voice over IP and mobile communications compared with the previous year. By contrast, T-Com continued to improve customer retention on its own network  for local, national, international and fixed-to-mobile calls through its calling plans, which have increased to 14.6 million customers. The increase in customers using calling plans reduces the use of call-by-call and preselection by customers. The XXL Fulltime calling plan has been particularly well received by customers. XXL Fulltime attracted almost 1.4 million customers in less than nine months. The fixed-to-mobile optional calling plan introduced on December 1, 2005 has increased to 717,000 customers.

Development of operations

Following the merger of T-Online International AG into Deutsche Telekom AG, T-Online no longer reports as a separate legal entity, but is managed as a successful product brand. For reporting purposes, Broadband/Fixed Network is broken down into its domestic and international operations. The Scout24 group is included in domestic operations since its parent company has its registered office in Germany.

	For the three months ended March 31,	For the three months ended June 30		Change	For the six months ended June 30,		Change	For the twelve months ended December 31,
	2006	2005	2006	%	2006	2005	%	2005
	(millions of €, except where indicated)
Total revenue	6,156	6,146	6,469	(5.0)	12,302	13,024	(5.5)	26,035
Domestic	5,464	5,445	5,776	(5.7)	10,909	11,667	(6.5)	23,249
of which: network communications	2,885	2,838	3,098	(8.4)	5,723	6,262	(8.6)	12,349
of which: value-added services	233	224	264	(15.2)	457	537	(14.9)	1,069
of which: terminal equipment	74	82	94	(12.8)	156	185	(15.7)	425
of which: data communications	318	324	281	15.3	642	620	3.5	1,226
of which: wholesale services	1,028	1,089	1,066	2.2	2,117	2,143	(1.2)	4,357
of which: IP/Internet [a]	740	714	758	(5.8)	1,454	1,511	(3.8)	2,994
International	692	701	693	1.2	1,393	1,357	2.7	2,786
Profit from operations	1,262	1,254	1,409	(11.0)	2,516	2,843	(11.5)	5,142

Depreciation, amortization and impairment losses	(969)	(972)	(1,012)	4.0	(1,941)	(2,022)	4.0	(4,034)
Number of employees [b]	110,202	110,028	113,515	(3.1)	110,115	113,193	(2.7)	112,872
Domestic [c]	87,327	87,118	88,637	(1.7)	87,222	88,479	(1.4)	88,578
International	22,875	22,910	24,878	(7.9)	22,893	24,714	(7.4)	24,294

a                     Including the revenues previously generated by T-Online in Germany.

b                    Average number of employees.

c                     Due to the transfer of the Telekom Direkt sales unit to T-Com, T-Com’s workforce increased by almost 192 employees. Prior-year comparatives have not been adjusted.

Total revenue

The total revenue of the Broadband/Fixed Network strategic business area for the first six months of 2006 amounted to EUR 12.3 billion, a year-on-year decrease of 5.5 % compared with a decrease of 6.1 % in the first quarter of 2006. In Germany, revenue decreased by 6.5 % to EUR 10.9 billion in the first half-year of 2006. This decrease is mainly attributable to lower call revenues and a reduction in the number of narrowband lines, but also to declines in interconnection services. Revenue from business with the Business Customers strategic business area also decreased. The revenue shortfall was partly offset by volume growth in Resale DSL and in leased subscriber lines. Internationally, revenue increased by 2.7 % to approximately EUR 1.4 billion due in part to an increase in Western Europe’s internet revenues. This increase was partially offset by a decrease in revenues in Eastern Europe primarily due to exchange rate effects in Hungary. While revenue in Western Europe increased by 52.4 % to just under EUR 0.2 billion due to increases in broadband revenues, despite strong broadband growth revenues in Eastern Europe decreased by 1.5 %  to EUR 1.2 billion due to the continued decline in the traditional fixed-network business and exchange rate effects at Magyar Telekom.

Network communications

Network communications revenue decreased by EUR 0.5 billion to EUR 5.7 billion, due to intense competition from the combined voice and Internet packages offered by competitors, access revenues decreased slightly by 1.2 %  or EUR 47 million. This decline in access revenues was only partially offset by an increase in calling plan revenues. Call revenues decreased by almost EUR 0.5 billion to EUR 1.8 billion compared with the first six months of

2005. This decrease was mainly attributable to a lower average call minute price due to the increased penetration of calling plans and the transfer to end customers of the reduction in termination charges for fixed-to-mobile calls. The decline in call minutes and call revenues resulted from customer losses as well as increased fixed-to-mobile and voice-over-IP substitution.

Wholesale services

Revenue development in wholesale services was marked by contrasting effects. Total wholesale revenue declined by 1.2 % to EUR 2.1 billion compared with the first six months of 2005. The significant volume-driven growth in revenue from leased subscriber lines had a positive effect, despite the 9.8 % rate reduction that was imposed by the German regulatory authorities and which took effect on April 1, 2005. It was also supported by strong volume-driven growth in Resale DSL revenues. By contrast, revenues from interconnection services decreased due to volume effects resulting from increasing direct network interconnection between competitors and price reductions imposed by the German regulatory authorities that took effect on June 1, 2006. Wholesale services also posted a decline in call-by-call and preselection minutes as a consequence of the successful calling plan strategy of network communications. Wholesale originating services for Internet service providers had a negative impact on revenue. The narrowband sector recorded volume-related declines due to the continuing migration to broadband. In the broadband sector, price decreases resulted in a reduction in revenue. The decrease in prices in the International Carrier Services and Solutions (ICSS) business also contributed to a revenue decline.

IP/Internet

Revenue in the IP/Internet area declined in the first six months of the year by 3.8 % year-on-year to EUR 1.5 billion. This decrease is primarily due to a decrease in flat rate ISP prices. This decrease was partially offset by increases in retail broadband lines and rates.

Data communications

In the first half of 2006, data communications revenues increased by 3.5 %  to EUR 0.6 billion as compared to the same period in 2005, primarily due to the reassignment of business customers with Telekom Designed Network (TDN) contracts from the Business Customers strategic business area to Broadband/Fixed Network.

Value-added services

In the area of value-added services, revenues decreased mainly due to a change in the Premium Rate Services billing model at the beginning of 2006. Total revenue is now billed as commissions revenue. Revenue in the first six months of 2006 therefore declined by around 14.9 % year-on-year to just under EUR 0.5 billion.

Terminal equipment

In the first half of 2006, revenues from terminal equipment declined by almost 16 % year-on-year to just under EUR 0.2 billion due to the decrease in the rental business.

International revenue

Revenue in Eastern Europe decreased slightly as compared to the prior-year to EUR 1.2 billion in the first six months of 2006. This decrease is primarily due exchange rate effects at Magyar Telekom. The traditional fixed-network business continues to be dominated by intense competition in all countries, especially from mobile communications, as well as by competition in the consumer business as a result of call-by-call, preselection, and cable providers. The decline in revenue in the traditional fixed-network business was partially offset by an increase in broadband revenues in the first six months of 2006.

Revenue in Western Europe increased by 52.4 % to EUR 0.2 billion. This is primarily due to an increase in Internet revenues in France and Spain, which are continuing to increase their customer base and revenues in the broadband market.

Net revenue

Net revenue decreased by 5.4 % compared with the first half of the previous year to EUR 10.3 billion. This decrease is primarily due to a decrease in calling minutes and access revenue as a result of increased competition.

Profit from operations

Profit from operations in the first half of 2006 decreased to EUR 2.5 billion, a decline of 11.5 % compared with the prior-year period. In Germany, the decline in revenue of EUR 0.8 billion was offset by reduced rental expense, including leased office space and the more efficient use of space, as well as improved receivables management. In addition, revenue-driven expenses for merchandise and telecommunications services were reduced. Billing and collection, legal and consulting expenses, and maintenance expenses also decreased. Internationally targeted advertising and sales measures, in particular to enhance customer acquisition in Western Europe, resulted in higher marketing expenses.

Employees

At 110,115, the average number of employees in the Broadband/Fixed Network strategic business area in the first half of 2006 was 2.7 % lower than the corresponding prior-year figure. In Germany, the workforce was reduced by approximately 1,250 employees year-on-year to 87,222.

The average number of employees in Europe (excluding Germany) decreased by just over 1,800. The Eastern European workforce diminished by around 2,100 as a consequence of the optimization of performance processes, while 290 new employees were hired in Western Europe.

Business Customers

	As of June 30, 2006	As of March 31, 2006	Change June 30, 2006/ March 31, 2006%	As of December 31, 2005	Change June 30, 2006/ December 31, 2005%	As of June 30, 2005	Change June 30, 2006/ June 30, 2005%
Enterprise Services[a]
Computing & Desktop Services
Number of servers managed and serviced (units)	32,761	38,419	(14.7)	38,392	(14.7)	38,290	(14.4)
Number of workstations managed and serviced (millions)	1.36	1.36	0.0	1.35	0.7	1.30	4.6
Systems Integration
Hours billed[b] (millions)	5.6	2.9	n.a.	11.5	n.a.	5.8	(3.4)
Utilization rate[c](%)	79.8	79.8	0.p	79.1	0.7p	78.1	1.7p

a                     The  total was calculated on the basis of precise figures and rounded to millions. Percentages calculated on the basis of figures shown.

b                    Cumulative figures at the balance sheet date.

c                     Ratio of average number of hours billed to maximum possible hours billed per period.

For the Business Customers strategic business area, the first half of 2006 was marked by even fiercer competitive pressure. The level of new orders received — which mostly run between 1 and 8 years - increased slightly in the second quarter compared with the first.  Business Customers suffered a decline of approximately 6.5 percent in orders received in the first three months of this year, but this decrease slowed to approximately 0.3 percent by the end of the second quarter of 2006.

In the Computing & Desktop Services area, the Enterprise Services business unit further increased the number of workstations managed and serviced by systematically strengthening its customer relations. Strong price pressure in this area, however, meant that this was not accompanied by any revenue growth.

Development of operations

	For the three months ended March 31,	For the three months ended June 30		Change	For the six months ended June 30,		Change	For the twelve months ended December 31,
	2006	2006	2005	%	2006	2005	%	2005
	(millions of €, except where indicated)
Total revenue	3,011	3,146	3,219	(2.3)	6,157	6,325	(2.7)	12,850
Enterprise Services	1,944	2,057	2,086	(1.4)	4,001	4,127	(3.1)	8,370
Business Services	1,067	1,089	1,133	(3.9)	2,156	2,198	(1.9)	4,480
Profit from operations	99	37	195	(81.0)	136	369	(63.1)	409

Depreciation, amortization and impairment losses	(214)	(235)	(223)	(5.4)	(449)	(440)	(2.0)	(896)

Number of employees[a]	51,738	57,010	51,727	10.2	54,374	51,521	5.5	51,744

a                     Average number of employees during the period.

The total revenue of the Business Customers strategic business area was approximately EUR 6.2 billion in the first half of 2006, corresponding to a year-on-year decrease of 2.7 percent. The primary reasons for this are lower revenue from large and multinational business customers in the Telecommunications area, and lower revenue in the Desktop Services area. The international business grew significantly by EUR 118 million or 13.7 percent year-on-year. In contrast the domestic German business decreased by EUR 286 million or 5.2 percent. This is attributable primarily to the acquisition of former Volkswagen AG subsidiary gedas at the end of the first quarter of 2006, allowing the Business Customers area to further expand its international footprint. gedas was fully consolidated for the first time in the second quarter of 2006 and contributed EUR 151 million to total revenue.

Business with customers outside the Deutsche Telekom Group decreased by 2 percent in the first six months of 2006 due to lower revenue in the Business Services and the Enterprise Services business units, in particular in the Telecommunications and Computing & Desktop Services areas. In the Telecommunications area, positive growth in the IP sector was unable to offset the continued fierce price pressure in the voice and data business. Net revenue also declined in Computing & Desktop Services due to the sharp fall in prices and the low level of new business. By contrast, the Systems Integration area recorded an increase in net revenue, due in particular to the acquisition of gedas. The telecommunications sector continues to be the main driver of developments in the Business Services unit. The successful implementation of the IT strategy for small and medium-sized businesses, and growth in the IP business, were unable to counter the negative trend in traditional data communication services.

At EUR 0.1 billion in the first half of 2006, profit from operations also declined year-on-year. Profit from operations decreased by 63.1 percent overall compared with the first six months of 2005 due to lower margins, price and competitive pressure and reduced corporate IT budgets. Restructuring expenses also reduced profit from operations.

The average headcount within the Business Customers strategic business area was 54,374, an increase of 5.5 percent year-on-year. The inclusion of gedas was the major factor driving this growth.

Group Headquarters & Shared Services

Group Headquarters & Shared Services performs strategic and cross-divisional management functions for the Group, as well as those operating activities that are not directly related to the core business of the units. The Shared Services unit mainly consists of the Real Estate Services division, whose activities include the management of our real estate portfolio in Germany; DeTeFleetServices GmbH, a full-service provider of fleet management and mobility services; and Vivento.

In addition to its presence in Hungary, Real Estate Services has been represented in Slovakia since June 2006. DeTeImmobilien-Slovakia s.r.o, a joint venture between DeTe Immobilien, Deutsche Telekom Immobilien and Service GmbH and a local partner, will provide integrated real estate management and facility management services in Slovakia. The company’s largest customer is the national telecommunications company, Slovak Telecom.

In the second quarter of 2006, Vivento established Vivento Interim Services GmbH to support the workforce restructuring measures within the Group. The newly formed company will be staffed by junior Deutsche Telekom employees on fixed-term contracts who have passed their final exams but have yet to find a follow-up position and can thus gain further professional experience through Vivento Interim Services. Vivento Interim Services aims to fill temporary employment gaps caused by workforce restructuring where no suitable transferees are available.

At June 30, 2006, Vivento had a workforce of approximately 14,800, of which around 700 are Vivento’s own employees/members of management, around 7,600 are employed at Vivento’s business lines, and around 6,500 are transferees. At the reporting date, some 3,900 of these transferees were engaged on a contract or temporary basis. Around 1,900 staff left Vivento in the first half of 2006. Since its formation, some 20,800 employees have found new jobs outside Vivento. Vivento took on some 1,400 employees during the reporting period, bringing the total number of Deutsche Telekom staff transferred to Vivento since its formation to around 35,600. The employment qualification rate remains high: At June 30, 2006, around 83 percent of the approximately 14,100 employees (excluding Vivento’s own staff and management) were in employment or undergoing training. A major contributory factor is the consistent and successful staffing of Vivento’s business lines. Vivento Customer Services increased its number of staff to around 3,300 in the second quarter of 2006, with another approximately 300 Vivento employees working for Vivento Customer Services on a contract or temporary basis at the reporting date. Vivento Technical Services also recorded an increase in its workforce to around 2,000 at the end of the first half of 2006. Some 400 Vivento employees were also hired on a contract or temporary basis.

In a ruling dated June 22, 2006, the German Federal Administrative Court created legal certainty with regard to the transfer of civil servants to Vivento declaring the transfer as not legally permissible. Deutsche Telekom has acknowledged the ruling and will analyze the reasons given as soon as these are available. The Company will decide what further steps to take on the basis of its analysis. Until then, no further civil servants will be transferred to Vivento for the time being. The situation for the civil servants already transferred will remain unchanged — they will stay at Vivento and will continue to be given temporary employment or a new permanent position inside or outside the Group. The transfers made to Vivento to date are legally valid because the transfer process is completed. Deutsche Telekom will continue to implement the necessary workforce restructuring measures as before. To do this, the Company will continue to use Vivento’s placement skills in addition to voluntary redundancy and early retirement incentives.

Development of operations

	For the three months ended March	For the three months ended June 30,		Change	For the six months ended June 30,		Change	For the twelve months ended December
	31, 2006	2006	2005	%	2006	2005	%	31, 2005
	(millions of €, except where indicated)
Total revenue	871	894	883	1.2	1,765	1,736	1.7	3,505
Profit (loss) from operations	(94)	(271)	(232)	(16.8)	(365)	(499)	26.9	(840)
Profit (loss) from operations margin (%)	(10.8)	(30.3)	(26.3)		(20.7)	(28.7)		(24.0)

Depreciation, amortization and impairment losses	(174)	(193)	(212)	9.0	(367)	(396)	7.3	(928)

Number of employees[a]	29,973	29,753	29,997	(0.8)	29,863	30,432	(1.9)	29,931
of which: at Vivento[b]	14,500	14,800	16,500	(10.3)	14,800	16,500	(10.3)	15,300

a                     Average number of employees.

b                    Number of employees at the balance sheet date, including Vivento’s own staff and management. Figures rounded.

Total revenue of Group Headquarters & Shared Services increased slightly year-on-year in the first half of 2006. This positive development was driven mainly by the continued expansion of business at Vivento Customer Services and Vivento Technical Services. However, the real estate group’s invoices to the strategic business areas declined, due mainly to price and volume reductions as well as the effect of converting the lease arrangements with the business areas.

Profit (loss) from operations improved by EUR 134 million compared with the prior-year period. The increase is mainly attributable to growth in earnings from real estate sales, which was only partially offset by the decline in intragroup revenue recorded by the real estate group. In addition, profit (loss) from operations benefited from the reversal of a provision in connection with the housing assistance program (Wohnungsfuersorge), after the pending arbitration proceedings between Deutsche Telekom AG and Deutsche Post AG were resolved by an arbitral award in the first quarter of 2006. The further decrease in Vivento’s workforce also had a positive effect on profit (loss) from operations. Profit (loss) from operations in the first six months of 2006 was reduced by expenses relating to the transfer of Telekom Direkt from Vivento to the Broadband/Fixed Network strategic business area in the first quarter of 2006. Besides, in the prior-year period, profit (loss) from operations was positively impacted by income from insurance refunds. Profit (loss) from operations of the first six month of 2006 also increased due to a decline in depreciation, amortization, and impairment losses, primarily relating to Deutsche Telekom AG’s real estate assets.

The average number of employees was 29,863 at the end of the reporting period, down slightly year-on-year. Significant decreases in the headcount at Vivento were partially offset by the intragroup pooling of shared service activities at the Real Estate, Security and HR Services divisions.

Liquidity and Capital Resources

The following table provides information regarding our cash flows:

	For the three months ended June 30,		For the six months ended June 30,		For the year ended December 31
	2006	2005	2006	2005	2005
	(millions of €, except where indicated)
Net cash from operating activities	2,892	3,639	5,688	5,815	14,998
Net cash used in investing activities	(3,761)	(1,251)	(5,921)	(6,974)	(10,058)
Net cash from (used in) financing activities	(1,690)	(4,766)	1,037	(2,994)	(8,039)
Effect of foreign exchange rate changes on cash and cash equivalents	(117)	28	(112)	58	69
Net increase (decrease) in cash and cash equivalents[a]	(2,676)	(2,350)	692	(4,095)	(3,030)
Cash and cash equivalents, at beginning of period	8,343	6,260	4,975	8,005	8,005
Cash and cash equivalents, at end of period	5,667	3,910	5,667	3,910	4,975

a     Cash and cash equivalents include cash and short-term investments with original maturities of three months or less.

Net cash from operating activities

Net cash from operating activities amounted to EUR 5.7 billion in the first half of 2006. This corresponds to a decrease of EUR 0.1 billion compared with the previous year, mainly attributable to changes in working capital and a decline in profit from operations. These effects are partially offset by lower income tax and net interest payments.

Net cash used in investing activities

Net cash used in investing activities decreased to EUR 5.9 billion from EUR 7.0 billion in the prior-year period. The decrease was mainly caused by lower cash outflows for intangible assets and property, plant and equipment in the amount of EUR 0.9 billion (in 2005, this item included increased cash outflows for investments by T-Mobile USA relating to the winding up of the U.S. mobile communications joint venture). In addition, cash outflows for investments in fully consolidated subsidiaries decreased by EUR 0.3 billion. The cash outflows in 2005 for the acquisition of additional T-Online shares totaled EUR 1.8 billion, whereas the 2006 acquisition of tele.ring and gedas accounted for cash outflows of EUR 1.6 billion.

Net cash from/used in financing activities

In the first half of 2006, net cash from financing activities amounted to EUR 1.0 billion after a cash outflow of EUR 3.0 billion in the prior-year period. This change is mainly attributable to a net reduction in repayments of EUR 4.4 billion (mainly relating to the global bond and medium term notes, partly offset by an increase in dividend payments of EUR 0.4 billion.

Transactions that did not result in a change in cash (non-cash transactions) include, the conversion of the mandatory convertible bond (EUR 2.2 billion increase in issued capital and capital reserves) and the merger of T-Online International AG into Deutsche Telekom AG (EUR 0.8 billion increase in issued capital and capital reserves). For more detailed information on these transactions, please refer to the statement of changes in shareholders’ equity and the notes on shareholders’ equity contained in the financial statements.

Capital Resources

The following table summarizes our total financial liabilities as of June 30, 2006 and 2005, and December 31, 2005:

	As of June 30, 2006	As of December 31, 2005	Change	Change %	As of June 30, 2005
	(millions of €, except where indicated)

Bonds	38,587	37,255	1,332	3.6	40,746
Liabilities to banks	2,365	2,227	138	6.2	3,530
Liabilities to non-banks from promissory notes	635	645	(10)	(1.6)	653
Liabilities from derivatives	571	678	(107)	(15.8)	745
Lease liabilities	2,301	2,373	(72)	(3.0)	2,473
Liabilities arising from ABS transactions	1,213	1,363	(150)	(11.0)	1,384
Other financial liabilities	2,011	2,180	(169)	(7.8)	2,565
Total	47,683	46,721	962	2.1	52,096

Total financial liabilities increased as of June 30, 2006, compared to December 31, 2005, primarily as a result of a bond of USD 2.5 billion (EUR 2.1 billion), issued in three tranches, four medium-term notes of EUR 0.5 billion each, one medium-term note of EUR 0.75 billion and a HUF 47.4 billion (EUR 0.2 billion) loan from the European Investment Bank (EIB), offset, in part, by principal repayments and conversion of the mandatory convertible bond of EUR 2.7 billion at maturity. Additionally, our financial liabilities decreased due to foreign-exchange effects of EUR 0.8. The material terms of the liabilities issued in 2006 are as follows:

	Nominal (in millions of €)	Contractual and expected maturity	Interest Rate
Floating-Rate Bond Tranche	829	March 23, 2009	USD-Libor 3M + 0.18%
Fixed-Rate Bond Tranche	415	March 23. 2011	5.38%
Fixed-Rate Bond Tranche	829	March 23, 2016	5.75%
Medium-Term Note	500	June 27, 2008	EURIBOR 3M + 0.10%
Medium-Term Note	500	February 2, 2009	3.00%
Medium-Term Note	500	August 17, 2009	EURIBOR 3M + 0.20%
Medium-Term Note	750	April 13, 2011	4.00%
Medium-Term Note	500	May 31, 2016	4.75%
EIB Loan	188	January 31, 2013	BUBOR 3M + 0.10%

The following table summarizes the development of cash and cash equivalents as of June 30, 2006 and 2005, and December 31, 2005:

	As of June 30, 2006	As of December 31, 2005	Change	Change %	As of June 30, 2005
	(millions of €, except where indicated)

Cash and cash equivalents	5,667	4,975	692	13.9	3,910

During the first half of 2006, cash and cash equivalents increased from EUR 5.0 billion to EUR 5.7 billion. This increase was primarily due to the net cash flow from operating activities and the issuance of liabilities as explained above, offset, in part by cash outflows for investments in property, plant and equipment, and intangible assets (excluding goodwill); and fully consolidated subsidiaries.

Capital expenditures and investments

The following table provides information concerning capital expenditures and investments in subsidiaries, associated companies and related companies, as well as proceeds from the sale of non-current assets and investments.

	For the three months ended June 30,		For the six months ended June 30
	2005	2006	2006	2005
	(millions of €, except where indicated)
Capital expenditures	1,925	1,824	3,969	4,915
Investments in subsidiaries and non-current financial assets	1,762	367	2,167	2,409
Proceeds from disposal of non-current assets and investments	(137)	(98)	(628)	(364)
Other	211	(842)	413	14
Net cash used for investing activities	3,761	1,251	5,921	6,974

n.m. — not meaningful

Capital Expenditures

The following table provides information about our capital expenditures by strategic business area for the periods presented.

	For the three months ended June 30		For the six months ended June 30,		December 31,
	2006	2005	2006	2005	2005
	(millions of €, except where indicated)
Mobile Communications	840	1,007	1,932	3,512	5,603
Broadband / Fixed Network	787	540	1,476	936	2,481
Business Customers	196	168	349	300	775
Group Headquarters and Shared Services	103	118	217	174	456
Reconciliation	(1)	(9)	(5)	(7)	(46)

Total capital expenditures	1,925	1,824	3,969	4,915	9,269

The decrease in total cash basis capital expenditures in the first six months of 2006, compared to the same period of 2005, mainly relate to  the much higher level of capital expenditures in the first half of the prior year consisting primarily of the purchase of networks in California and Nevada. Capital expenditures in the first half of 2006 primarily included the roll-out of the high-speed network in the Broadband/Fixed Network strategic business area and the expansion of mobile communications network in the United States.

OUTLOOK

Highlights after the balance sheet date (June 30, 2006)

Group

Staff restructuring and reduction program continues

The Group is continuing to implement its staff restructuring program. One of the instruments used to implement the workforce reduction on a voluntary basis is severance payments. Deutsche Telekom AG’s special redundancy payment program (Abfindung spezial), which will grant severance payments of up to EUR 225,000, is due to expire on August 31, 2006. The redundancy model for T-Systems Enterprise Services and T-Systems Business Services sets December 31, 2006 as the deadline for the higher voluntary redundancy payments. Additional job cuts will need to be made at Deutsche Telekom AG beginning September 1, 2006. Workforce adjustments will continue as before, covering both non-civil servants and civil servants. Until such time as Deutsche Telekom has reviewed the reasons for the ruling by the Federal Administrative Court dated June 22, 2006 that the transfer to Vivento of civil servants affected by rationalization measures is impermissible, the civil servants’ original organizational units will use Vivento’s expertise to provide counseling and job placement services with respect to these employees.

Medium-term note issue

In July 2006, Deutsche Telekom took advantage of the market environment to issue a medium-term note of GBP 250 million. The seven-year bond was successfully placed by the participating banks.

Mobile Communications

HSDPA marketing launched in the United Kingdom

T-Mobile UK is one of the first mobile communications providers in the United Kingdom to offer its customers HSDPA — the UMTS turbo with speeds of up to 1.8 Mbit/s. At the time of its launch in early August 2006, the network already covered 65 percent of the population. Having introduced HSDPA in Germany, Austria, the Netherlands, and Hungary, T-Mobile is now underlining its innovative strength in mobile broadband also in the United Kingdom.

Introduction of new data communication rates in Germany

T-Mobile Deutschland introduced new, attractive data prices as of August 1, 2006, thus slashing the cost of data communications. There are four different data volumes available to suit all requirements. In addition to the data volume, all four rates include additional access time for W-LAN HotSpots.

Start of Auction 66 in the United States

T-Mobile USA, through a wholly-owned subsidiary, has filed an application to participate in the U.S. Federal Communications Commission’s (FCC) Auction 66, which was accepted by the FCC on July 7, 2006. In the auction, the FCC is planning to sell 1,122 spectrum licenses for so-called advanced wireless services. The auction began on August 9, 2006 and is expected to last several weeks. In line with auction rules, all participants had to make up front payments to qualify for, and register their respective interest in, a maximum amount of spectrum. The amount of the upfront payment is calculated by a formula involving the amount of spectrum per license in any given market times the population of that market times a certain minimum price set by the FCC for that market. The upfront payment will either be used to fund the final payment of the spectrum won by the respective applicant, or be partially or fully refunded if the applicant does not win all or any portion of the spectrum it intended to acquire. In accordance with the FCC’s eligibility requirements for bidding, the T-Mobile USA applicant made an upfront payment of approximately USD 583 million. The format of the bidding will be simultaneous multi-round Internet-based bidding. The FCC will provide complete bid information after each round (e.g., who placed bids on which licenses, who provisionally won bids in that round, how much the bids were for, etc.).

EU Commission proposes price regulation for international mobile roaming

On July 12, 2006, the EU Commission issued a proposal to regulate the prices charged to consumers for using their mobile phones abroad (international roaming). According to this proposal for a regulation, the wholesale price is to be based on the average termination charge in the European Union. Calls made to domestic numbers while inside another member state may not be priced at more than twice that rate, while calls to a third member state may not exceed three times that amount. Retail prices, too, are to be capped under certain circumstances at an additional 30 percent plus VAT of the limit for the aforementioned wholesale prices. Ultimately, the price of an incoming call should not exceed 130 percent of the European average termination rate. As the regulation has yet to pass through European Parliament and requires adoption by the Council of Ministers, it is not expected to come into force before mid-2007.

Broadband/Fixed Network

IPTV launch in and outside Germany

As part of the launch of IPTV via the new high-speed network, Deutsche Telekom will not only broadcast around 100 TV channels, but also offer transmissions of the soccer matches of the first and second Bundesliga divisions in cooperation with the Pay-TV channel Premiere. In France, IPTV has already been launched by Club Internet — Deutsche Telekom’s French subsidiary. This new triple-play offering is the first of its kind in France to be based on the Microsoft TV software platform. Preparations for the launch of a triple-play product were also systematically driven forward in Spain in the second quarter of 2006. Ya.com, Deutsche Telekom’s Spanish subsidiary, will introduce a triple-play offering based on the Microsoft TV platform in the second half of 2006. Preparations for implementing the first triple-play packages in Eastern Europe in the second half of 2006 are also successfully underway. In Croatia, for example, the first field test has been in progress since June 2006, giving approximately 1,000 customers the opportunity to test IPTV.

Regulatory order on IP bitstream access

On July 21, 2006 the Federal Network Agency submitted a draft regulatory order on IP bitstream access, i.e., bitstream access based on the Internet protocol, to the European Commission and the national regulatory authorities of the other Member States. IP bitstream access serves to enable competitors to offer access to the Internet, notably broadband access, to end users, and primarily targets the mass market. The draft order requires Deutsche Telekom AG to provide IP bitstream access on non-discriminatory terms, to keep separate accounts, and to publish a reference offer. With regard to rates, the draft proposes ex-ante approval. The European Commission and the national regulatory authorities of the other Member States have a month to comment on this draft.

T-One launched on August 3, 2006

T-One combines the advantages of the fixed network, the Internet and mobile communications. Whether at home, on the move or in one of T-Com and T-Mobile’s HotSpots, customers can now talk and send text and multimedia messages using a single handset. This means that customers can be reached via the same fixed-network number. Customers receive all services, including voice mail, a directory, and a bill, simply and conveniently all from a single source.

Business Customers

T-Systems supports multimedia experience of the Guggenheim Collection in Bonn

The Art & Exhibition Hall of the Federal Republic of Germany in Bonn has introduced a multimedia exhibition guide for the Guggenheim Collection, which opened on July 20, 2006. This is the first time that such technology has been used for an exhibition in Germany. The Personal Art Assistant explains in texts, sound sequences and films the works of the world-famous art collection, which is being exhibited for the first time in Europe thanks to sponsorship from Deutsche Telekom AG.

T-Systems’ solution combines fixed-network and mobile communications with a single number

T-Systems combines fixed-network and mobile communications for small and medium-sized enterprises. No matter what their location — on the move, on the company premises, or at their desk — the Octopus Open Mobility solution enables employees to be reached under the same fixed-network number. Even staff whose place of work varies have a single number.

Development of revenue and profit

Changed market prospects

Despite the strong developments relating to our international sales markets, particularly in the United States and the United Kingdom, current developments on our domestic sales markets, such as the slowing growth on the mobile communications market, as well as the faster than expected decline in prices on the telecommunications markets for consumer broadband and business voice telephony, mean that prior expectations for the development of revenue and profit have had to be lowered.

On the basis of the expected market situation, we are now aiming to generate revenues of between EUR 61.5 billion and EUR 62.1 billion in the full 2006 financial year. In the subsequent year 2007, we expect moderate revenue growth.

Consequences for management of the Company

We are responding to the challenges of the rapid technological changes and the strong competition in the telecommunications industry with specific measures to ensure the long-term sustainability of customer relationships and thus the development of revenue and profit.

On the product side, investments in future product areas, as well as the planned simplifications of price structures, are expected to safeguard Deutsche Telekom’s customer relationships and revenues. Additional cost reduction measures, achieved with the help of increased rationalization investments, such as in new, more cost efficient IP-based networks, are expected to improve the development of profit and therefore ensure the long-term sustainability of cash flow.

The immense changes in our market environment — in particular the rapid technological change — are forcing Deutsche Telekom to adjust its workforce structure. As a result, Deutsche Telekom has set the target of reducing the number of jobs at Deutsche Telekom AG by 19,000 net by 2008. The workforce reduction budgeted to date will be implemented using voluntary partial retirement arrangements or severance payments. A total of approximately EUR 3.3 billion has been budgeted for this purpose.

Mobile Communications

Mobile Communications expects net revenue to grow in 2006, with T-Mobile USA remaining the primary growth driver. Regulatory decisions and the further development of the U.S. dollar and British pound sterling (GBP) exchange rates may have an effect on Mobile Communications revenue and profit measured in euros.

Broadband/Fixed Network

The Broadband/Fixed Network strategic business area expects net revenue to decline on the whole in 2006 due to intense competition and price reductions.  The planned introduction of innovative products like the T-One DualPhone or triple-play services,  as well as other measures aimed at defending the existing customer base, are intended to stabilize the revenue trend beginning in 2007.

Business Customers

The Business Customers strategic business area expects a decline in revenue and profit for the 2006 financial year, due primarily to the slowing growth in the IP solutions market and the intensifying domestic price reductions in other markets.

RISK SITUATION

Appraisal rights proceedings

In July 2006, Deutsche Telekom AG was served the initial applications for a court review of the fairness of the exchange ratio stipulated in the merger agreement between Deutsche Telekom AG and T-Online International AG dated March 8, 2005. Under the German Reorganization and Transformation Act (Umwandlungsgesetz), former shareholders of T-Online International AG whose shares were exchanged for Deutsche Telekom shares following the merger can request the Frankfurt/Main Regional Court to review the fairness of the exchange ratio within a period of three months from the date on which the entry of the merger is deemed announced in accordance with the provisions of the Reorganization and Transformation Act. These proceedings are known as appraisal rights proceedings (Spruchstellenverfahren). If the outcome of these proceedings shows that the exchange ratio for the T-Online shares is too low, the competent court will stipulate a supplementary cash payment to be paid by Deutsche Telekom AG to all former shareholders of T-Online International AG whose shares were exchanged for shares of Deutsche Telekom AG within the framework of the merger. The exchange ratio stipulated in the merger agreement was set on the basis of company valuations that were conducted by Deutsche Telekom AG and the former T-Online International AG with the support of two audit firms. Following the signature of the merger agreement, the independent merger auditor selected and appointed by order of court also stated that according to his findings, the exchange ratio is fair.

Toll Collect

The toll collection system has proved its value and meets all of the technical requirements of the operator agreement. DaimlerChrysler Financial Services AG, Deutsche Telekom AG and Compagnie Financière et Industrielle des Autoroutes SA (Cofiroute) and Toll Collect GmbH are currently negotiating with the Federal Republic on the issue of a final operating permit. Should the permit not be issued, the Federal Government may terminate the operator agreement which would also entitle it to exercise a call option on the shares in Toll Collect GmbH.

CORPORATE GOVERNANCE

In the most recent Declaration of Conformity released on December 12, 2005 pursuant to § 161 of the German Stock Corporation Act, the Board of Management and Supervisory Board of Deutsche Telekom AG declared that Deutsche Telekom AG had complied with the recommendations of the “Government Commission for a German Corporate Governance Code,” published by the Federal Ministry of Justice in the official section of the electronic Federal Gazette (Bundesanzeiger) on July 20, 2005, without exception. The full text of the Declaration of Conformity can be found on Deutsche Telekom’s website (www.deutschetelekom.com). The Declaration of Conformity by the former publicly traded subsidiary T-Online International AG, which was merged with Deutsche Telekom AG on June 6, 2006, has been made available to shareholders on T-Online International AG’s website.

Deutsche Telekom AG shares are listed as American Depositary Shares (ADSs) on the New York Stock Exchange (NYSE). As a result, Deutsche Telekom is subject to the NYSE listing rules as well as to U.S. capital market legislation, in particular the Sarbanes-Oxley Act of 2002 and associated regulations of the Securities and Exchange Commission (SEC) for listed foreign entities. A general summary of the main differences between German corporate governance rules and those of the NYSE that apply to U.S. entities is included in Deutsche Telekom’s Annual Report on Form 20-F for the 2005 financial year, and is also published on the Company’s homepage at www.deutschetelekom.com under Investor Relations/Corporate Governance.

On April 19, 2006 Deutsche Telekom AG introduced a Code of Conduct, which since the merger has also applied to T-Online. The Code of Conduct management tool was introduced worldwide using the established dialog sessions between executives and staff throughout the Group. In terms of its implementation in line with the principle of ethical management, executives play a key role. In order to fulfill that role they are given training. The Code of Conduct is a bridge between the relevant legislation and T-Spirit, the Group’s set of worldwide corporate values, and its Group policies. It also fulfills the requirements that have to be met by Deutsche Telekom as a listed company. The Code of Conduct is Deutsche Telekom’s way of linking value management and ethical management with compliance and anti-fraud management, while creating transparency in communicating these issues coherently to the Company’s employees. Upon introducing the Code of Conduct, the Group also set up a centralized communication interface, the so-called Ethics Line, which all stakeholders may use to report violations and make inquiries in connection with the Code of Conduct.

OTHER DISCLOSURES

Magyar Telekom

As previously announced, Magyar Telekom is still inquiring into certain contracts (and certain actions taken subsequent to these contracts including potential interference with the investigation) to determine whether they have been entered into in violation of company policy or applicable law or regulation. This inquiry, which is being conducted by an independent law firm and supervised by Magyar Telekom’s Audit Committee, is still ongoing. Magyar Telekom also announced that due to the delay to the respective General Meetings, it and some of its subsidiaries have failed and may fail to meet certain deadlines prescribed by Hungarian and other applicable laws and regulations for preparing and filing audited annual results.

Magyar Telekom has notified the Hungarian Financial Supervisory Authority, the U.S. Securities and Exchange Commission and the U.S. Department of Justice of the investigation and is in contact with these authorities regarding the investigation. The Hungarian Financial Supervisory Authority ordered Magyar Telekom to prepare its annual report and to take all possible and necessary legal measures in order to comply with the statutory obligations. Magyar Telekom is currently investigating the legal solutions to hold a General Meeting and prepare the annual report as soon as possible. No assurance can be given that, as a result of the investigation, Magyar Telekom’s financial statements for 2005 and financial statements for any other period will not vary from those published prior to the completion of the investigation.

Articles of Incorporation

On May 24, 2006, we registered in the Commercial Register (Handelsregister) of the District Court (Amtsgericht) in Bonn, Germany, amendments to our Articles of Incorporation (Satzung). The amended Articles of Incorporation reflect the resolutions adopted by the shareholders at the Annual General Meeting (Hauptversammlung) on May 3, 2006. The attached Exhibit 99.1 is a convenience English translation of the amended Articles of Incorporation. Accordingly, in all matters involving the Articles of Incorporation, the German language document shall control.

Share Buyback

On August 10, 2006, the Management Board resolved to exercise the authorization granted by the General Shareholders Meeting on May 3, 2006 to repurchase its own shares and to cancel the shares according to § 71 para. 1 No. 8 of the German Stock Corporation Act (Aktiengesetz) AktG. The Supervisory Board subsequently approved the repurchase and cancellation. In total, 62,730,182 shares of Deutsche Telekom AG are to be repurchased, which corresponds to the number of shares that were newly issued in connection with the merger of T-Online International AG with Deutsche Telekom AG. The share buyback is carried out for the sole purpose of cancelling the recently issued shares with the consequence of reducing the share capital by a like amount. The buyback is expected to commence in August 2006 and will end no later than September 30, 2006. The buyback will be facilitated by an independent broker, who will have full authority to execute trades as appropriate and in accordance with applicable law.

Legal proceedings updates

The companies in our group are involved in a number of legal proceedings in the ordinary course of our business. A detailed discussion of litigation affecting our business is included in “Item 8. Financial Information — Legal Proceedings” in our 2005 Annual Report on Form 20-F. Additional developments have been described in our subsequent Report on Form 6-K filed on May 17, 2006. Further developments are summarized below.

Release Proceedings Relating to the T-Online Merger

Some T-Online shareholders had filed lawsuits with the District Court in Darmstadt (Landgericht Darmstadt) challenging the validity of the resolution approving the merger agreement of March 8, 2005, between T-Online International AG and Deutsche Telekom AG, adopted at the T-Online International AG Shareholders’ Meeting on April 29, 2005. On August 12, 2005, T-Online filed an application for release with the District Court in Darmstadt, seeking an order preventing the lawsuits of such shareholders from standing in the way of the merger’s registration in the commercial registers of T-Online and Deutsche Telekom in Darmstadt and Bonn, respectively, and thus becoming effective. On November 29, 2005, the District Court rejected T-Online’s application for release.

On December 9, 2005, T-Online filed an immediate appeal with the Court of Appeals in Frankfurt am Main (Oberlandesgericht Frankfurt a.M.) in the release proceedings. In response to T-Online’s appeal, the Court of Appeals set aside the decision of the Darmstadt District Court and found that such lawsuits do not stand in the way of the registration of the merger with Deutsche Telekom in the commercial register. Appeals had been filed with the Federal Court of Justice (Bundesgerichtshof) by some of the opposing parties in the release proceedings, such opposing parties being shareholders who have filed lawsuits challenging the validity of the resolution approving the merger. The Federal Court of Justice, approved the decision of the Court of Appeals; such final and binding decision was communicated by the court on June 1, 2006.  As mentioned above, the merger was registered in the commercial registers on June 6, 2006 and became effective on such date.

To the extent that the plaintiffs have not withdrawn their lawsuits, the main proceedings on the lawsuits challenging the validity of the T-Online shareholder’s resolution approving the merger agreement continue. However, even if the plaintiffs prevailed, these lawsuits would not lead to an annulment of the merger, but the court could only find Deutsche Telekom liable for damages. The now competent court of first instance, the District Court in Frankfurt am Main (Landgericht Frankfurt a.M.), has not set a date for a court hearing yet. Deutsche Telekom is of the opinion that such law suits are without any merit.

Damage Proceedings Relating to the Voluntary Public Offer for T-Online Shares

On December 2005, four shareholders of T-Online International AG who had tendered their T-Online shares in the voluntary public offer by Deutsche Telekom to acquire T-Online shares filed suit with the District Court in Frankfurt am Main (Landgericht Frankfurt a. M.). These plaintiffs allege that Deutsche Telekom had provided incomplete information in connection with the offer, and therefore requested a declaratory judgment to the effect that Deutsche Telekom is liable for damages. Plaintiffs have not yet specified the amount of damages sought. The District Court in Frankfurt am Main dismissed the lawsuits on June 19, 2006. This decision is not yet final and binding. Appeals have been filed by the plaintiffs.

German Prospectus Liability Suits

Since 2001, purported purchasers of our shares sold pursuant to prospectuses dated May 28, 1999, and May 26, 2000, have filed numerous lawsuits in Germany, predominantly alleging that the book values of our real property portfolio were improperly established and maintained under German GAAP.  With its decision of July 11, 2006, the District Court (Landgericht) in Frankfurt am Main initiated master proceedings, pursuant to the new Act on Model Case Proceedings in Disputes Under Capital Markets Law (Kapitalanleger-Musterverfahrensgesetz), with respect to the prospectus dated May 26, 2000.  In addition, the court has indicated that it will also initiate master proceedings with respect to the prospectus dated May 28, 1999.  The findings of the Court of Appeals (Oberlandesgericht) in its master decision, relating to common questions of law and fact, will be binding upon all parties in the main proceedings.

Vodafone Czech Republic

In May 2004, Vodafone Czech Republic (formerly Oskar Mobil) filed a lawsuit in the Municipal Court in Prague (Mêstský soud v Praze), seeking damages in the amount of CZK 614,909,677 (approximately EUR 19.5 million). Vodafone Czech Republic states that it suffered damage due to discrimination in the retail prices of calls from T-Mobile Czech Republic’s network to Vodafone Czech Republic’s network. The Municipal Court in Prague has re-scheduled the hearing in this matter from April 5, 2006, to September 13, 2006.

Deutsche Post AG Logistics

On May 29, 2006, Deutsche Post AG initiated arbitration proceedings against us, based on alleged warranty claims arising out of a contractual agreement in 2000, pursuant to which we sold a number of our logistics centers to Deutsche Post AG. The statement of claims asserts claims for damages in the amount of EUR 37 million and further claims for unspecified damages relating to allegedly missing building permits. We expect these further claims to amount to approximately EUR 68 million. Although the outcome of these arbitration proceedings is difficult to predict, we believe that the claims are mostly unsustainable. We are vigorously contesting these claims.

Reimbursement and Damages for Subscriber Data Costs

In December 2004, and January and February 2005, a number of telephone directory service providers, especially telegate AG, who receive data from us relating to subscribers of voice telephony services for the purpose of providing their own directory services, filed lawsuits with the District Court in Cologne in the aggregate amount of approximately EUR 100 million, plus interest, claiming reimbursement for payments made to us since 1999.  A first oral hearing in this matter took place before the District Court in Cologne on June 26, 2006; a second oral hearing is scheduled to take place on November 3, 2006.

Yellow Pages Trademark Proceeding

In August 2006, the German Patent and Trademark Office (Deutsche Patent-und Markenamt) cancelled our rights to exclusive use of the trademarks “Gelbe Seiten” and “Yellow Pages.” We intend to file an appeal of the decision.

Consolidated financial statements

Consolidated income statement (unaudited)

							For the year
	For the three months			For the six months			ended
	ended June 30,		Change	ended June 30,		Change	December 31,
	2006	2005	%	2006	2005	%	2005
	(millions of €, except where indicated)			(millions of €, except where indicated)
Net revenue	15,130	14,743	2.6	29,972	29,031	3.2	59,604
Cost of sales	(8,057)	(7,688)	(4.8)	(15,878)	(15,213)	(4.4)	(31,862)
Gross profit	7,073	7,055	0.3	14,094	13,818	2.0	27,742
Selling expenses	(4,014)	(3,511)	(14.3)	(7,788)	(6,946)	(12.1)	(14,683)
General and administrative expenses	(1,101)	(1,047)	(5.2)	(2,178)	(2,073)	(5.1)	(4,210)
Other operating income	256	354	(27.7)	606	633	(4.3)	2,408
Other operating expenses	(129)	(279)	53.8	(331)	(573)	42.2	(3,635)
Profit from operations	2,085	2,572	(18.9)	4,403	4,859	(9.4)	7,622
Finance costs	(602)	(464)	(29.7)	(1,260)	(1,171)	(7.6)	(2,401)
Interest income	94	36	n.m.	167	135	23.7	398
Interest expense	(696)	(500)	(39.2)	(1,427)	(1,306)	(9.3)	(2,799)
Share of (profit) loss of associates and joint ventures accounted for using the equity method	(49)	41	n.m.	(17)	77	n.m.	214
Other financial income (expense)	(121)	(29)	n.m.	(63)	(73)	13.7	777
Loss from financial activities	(772)	(452)	(70.8)	(1,340)	(1,167)	(14.8)	(1,410)
Profit before income taxes	1,313	2,120	(38.1)	3,063	3,692	(17.0)	6,212
Income taxes	(200)	(831)	75.9	(763)	(1,297)	41.2	(196)
Profit after income taxes	1,113	1,289	(13.7)	2,300	2,395	(4.0)	6,016
Profit attributable to minority interests	108	120	(10.0)	216	242	(10.7)	432
Net profit (loss) attributable to equity holders of the parent)	1,005	1,169	(14.0)	2,084	2,153	(3.2)	5,584

n.m. — not meaningful

Earnings per share

		For the three months ended June 30,		For the six months ended June 30		For the year ended December 31,
		2006	2005	2006	2005	2005

Earnings per share/ADS
Basic	(€)	0.23	0.28	0.49	0.51	1.31
Diluted	(€)	0.23	0.28	0.49	0.51	1.31

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Consolidated balance sheet (unaudited)

	As of June 30, 2006	As of December 31, 2005	Change millions	Change %	As of June 30, 2005
	(millions of €, except where indicated)
Assets
Current assets	18,659	16,668	1,991	11.9	15,759
Cash and cash equivalents	5,667	4,975	692	13.9	3,910
Trade and other receivables	7,280	7,512	(232)	(3.1)	7,410
Current recoverable income taxes	489	613	(124)	(20.2)	462
Other financial assets	1,639	1,362	277	20.3	1,270
Inventories	1,289	1,097	192	17.5	903
Non-current assets held for sale	455	—	455	n.m.	—
Other assets	1,840	1,109	731	65.9	1,804
Non-current assets	107,592	111,212	(3,620)	(3.3)	111,706
Intangible assets	51,961	52,675	(714)	(1.4)	54,636
Property, plant and equipment	45,821	47,806	(1,985)	(4.2)	48,376
Investments accounted for using the equity method	1,857	1,825	32	1.8	1,796
Other financial assets	633	779	(146)	(18.7)	2,047
Deferred tax assets	6,714	7,552	(838)	(11.1)	4,509
Other assets	606	575	31	5.4	342
Total assets	126,251	127,880	(1,629)	(1.3)	127,465

Liabilities and shareholders’ equity
Current liabilities	23,049	24,958	(1,909)	(7.6)	24,547
Financial liabilities	10,517	10,374	143	1.4	11,548
Trade and other payables	5,852	6,902	(1,050)	(15.2)	5,487
Income tax liabilities	855	1,358	(503)	(37.0)	1,191
Provisions	2,539	3,621	(1,082)	(29.9)	3,071
Other liabilities	3,286	2,703	583	21.6	3,250
Non-current liabilities	53,846	53,340	506	0.9	56,107
Financial liabilities	37,166	36,347	819	2.3	40,548
Provisions for pensions and other employee benefits	4,734	4,596	138	3.0	4,419
Other provisions	1,865	2,036	(171)	(8.4)	2,750
Deferred tax liabilities	8,107	8,331	(224)	(2.7)	6,842
Other liabilities	1,974	2,030	(56)	(2.8)	1,548
Liabilities	76,895	78,298	(1,403)	(1.8)	80,654

Shareholders’ equity	49,356	49,582	(226)	(0.5)	46,811
Issued capital	11,325	10,747	578	5.4	10,747
Capital reserves	51,990	49,561	2,429	4.9	49,544
Retained earnings including carryforwards	(16,250)	(18,760)	2,510	13.4	(18,756)
Other comprehensive income	(2,636)	(1,055)	(1,581)	n.m.	(350)
Net profit	2,084	5,584	(3,500)	(62.7)	2,153
Treasury shares	(5)	(6)	1	16.7	(8)
Equity attributable to equity holders of the parent	46,508	46,071	437	0.9	43,330
Minority interests	2,848	3,511	(663)	(18.9)	3,481
Total liabilities and shareholders’ equity	126,251	127,880	(1,629)	(1.3)	127,465

n.m. — not meaningful

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Statement of changes in shareholders’ equity (unaudited)

			Equity attributable to equity holders of the parent
	Equity contributed		Consolidated shareholders’ equity generated
	Issued capital	Capital reserves	Retained earnings	Carry- forwards	Net profit (loss)	Total
	(millions of €)
Balance at January 1, 2005	10,747	49,528	(19,829)	2,063	1,593	(16,173)
Changes in the composition of the Group						0
Profit (loss) after income taxes					2,153	2,153
Unappropriated net profit (loss) carried forward				1,593	(1,593)	0
Dividends			(2,586)			(2,586)
Proceeds from the exercise of stock options		16				0
Change in other comprehensive income (not recognized in income statement)			3			3
Recognition of other comprehensive income in income statement						0
Balance at June 30, 2005	10,747	49,544	(22,412)	3,656	2,153	(16,603)

Balance at January 1, 2006	10,747	49,561	(22,416)	3,656	5,584	(13,176)
Changes in the composition of the Group
Profit (loss) after income taxes					2,084	2,084
Unappropriated net profit (loss) carried forward				5,584	(5,584)	0
Dividends			(3,005)			(3,005)
Mandatory convertible bond	417	1,793	(71)			(71)
T-Online merger	161	631				0
Sale of treasury shares		(1)				0
Proceeds from the exercise of stock options		6				0
Change in other comprehensive income (not recognized in income statement)			2			2
Recognition of other comprehensive income in income statement
Balance at June 30, 2006	11,325	51,990	(25,490)	9,240	2,084	(14,166)

Statement of changes in shareholders’ equity (unaudited)

	Equity attributable to equity holders of the parent
	Other comprehensive income
	Fair value measurement of available-for- sale financial assets millions of €	Fair value measurement of hedging instruments millions of €	Revaluation due to business combinations millions of €	Deferred taxes millions of €	Difference from currency translation millions of €	Total millions of €
Balance at January 1, 2005	860	1,429	63	(556)	(4,474)	(2,678)
Changes in the composition of the Group						0
Profit (loss) after income taxes						0
Unappropriated net profit (loss) carried forward						0
Dividends						0
Proceeds from the exercise of stock options						0
Change in other comprehensive income (not recognized in income statement)	126	(488)	(3)	184	2,555	2,374
Recognition of other comprehensive income in income statement	(47)	1				(46)
Balance at June 30, 2005	939	942	60	(372)	(1,919)	(350)

Balance at January 1, 2006	2	864	58	(335)	(1,644)	(1,055)
Changes in the composition of the Group
Profit (loss) after income taxes						0
Unappropriated net profit (loss) carried forward						0
Dividends						0
Mandatory convertible bond						0
T-Online merger						0
Sale of treasury shares						0
Proceeds from the exercise of stock options						0
Change in other comprehensive income (not recognized in income statement)	(3)	264	(2)	(100)	(1,735)	(1,576)
Recognition of other comprehensive income in income statement	(1)	(6)		2		(5)
Balance at June 30, 2006	(2)	1,122	56	(433)	(3,379)	(2,636)

Statement of changes in shareholders’ equity (unaudited)

	Equity attributable to equity holders of the parent
	Treasury shares	Total equity (attributable to equity holders of the parent)	Minority interest capital
	(millions of €)
Balance at January 1, 2005	(8)	41,416	4,332
Changes in the composition of the Group		0	(1,009)
Profit (loss) after income taxes		2,153	242
Unappropriated net profit (loss) carried forward		0
Dividends		(2,586)	(193)
Proceeds from the exercise of stock options		16
Change in other comprehensive income (not recognized in income statement)		2,377	3
Recognition of other comprehensive income in income statement		(46)
Balance at June 30, 2005	(8)	43,330	3,375

Balance at January 1, 2006	(6)	46,071	3,408
Changes in the composition of the Group			(80)
Profit (loss) after income taxes		2,084	216
Unappropriated net profit (loss) carried forward		0
Dividends		(3,005)	(154)
Mandatory convertible bond		2,139
T-Online merger		792	(607)
Sale of treasury shares	1	0
Proceeds from the exercise of stock options		6
Change in other comprehensive income (not recognized in income statement)		(1,574)	2
Recognition of other comprehensive income in income statement		(5)
Balance at June 30, 2006	(5)	46,508	2,785

Statement of changes in shareholders’ equity (unaudited)

	Minority interests
	Other comprehensive income
	Revaluation due to business combinations	Deferred taxes	Difference from currency translation	Other	Total	Total (minority interest in equity)	Total consolidated shareholders’ equity
			(millions of €)
Balance at January 1, 2005	61	0	(7)	1	55	4,387	45,803
Changes in the composition of the Group			(2)		(2)	(1,011)	(1,011)
Profit (loss) after income taxes					0	242	2,395
Unappropriated net profit (loss) carried forward					0	0	0
Dividend payments					0	(193)	(2,779)
Proceeds from the exercise of stock options					0	0	16
Change in other comprehensive income (not recognized in income statement)	(3)		56		53	56	2,433
Recognition of other comprehensive income in income statement					0	0	(46)
Balance at June 30, 2005	58	0	47	1	106	3,481	46,811

Balance at January 1, 2006	63	0	39	1	103	3,511	49,582
Changes in the composition of the Group						(80)	(80)
Profit (loss) after income taxes						216	2,300
Unappropriated net profit (loss) carried forward						0	0
Dividends						(154)	(3,159)
Mandatory convertible bond							2,139
T-Online merger						(607)	185
Sale of treasury shares							0
Proceeds from the exercise of stock options							6
Change in other comprehensive income (not recognized in income statement)	(2)		(38)		(40)	(38)	(1,612)
Recognition of other comprehensive income in income statement							(5)
Balance at June 30, 2006	61	0	1	1	63	2,848	49,356

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Consolidated cash flow statement (unaudited)

	For the three months ended June 30,		For the six months ended June 30,		For the year ended December 31,
	2006	2005	2006	2005	2005
	(millions of €)
Profit after income taxes	1,113	1,289	2,300	2,395	6,016
Depreciation, amortization and impairment losses	2,664	2,610	5,234	5,144	12,497
Income tax expense (refund)	200	831	763	1,297	196
Interest income and interest expenses	602	464	1,260	1,171	2,401
(Gain) loss from the disposal of non-current assets	(3)	10	(282)	(12)	(1,058)
Share of (profit) loss of associates and joint ventures accounted for using the equity method	49	(41)	17	(77)	(152)
Other non-cash transactions	52	(20)	119	(38)	(111)
Change in assets carried as working capital	(75)	119	(881)	(639)	(360)
Change in provisions	(340)	(266)	(520)	(241)	(230)
Change in other liabilities carried as working capital	(191)	107	(428)	(908)	(130)
Income taxes paid	(271)	(273)	(483)	(697)	(1,200)
Dividends received	7	13	13	24	60
Cash generated from operations	3,807	4,843	7,112	7,419	17,929
Net interest paid	(915)	(1,204)	(1,424)	(1,604)	(2,931)
Net cash from operating activities	2,892	3,639	5,688	5,815	14,998
Cash outflows for investments in
Intangible assets	(255)	(409)	(483)	(1,032)	(1,868)
Property, plant and equipment	(1,670)	(1,415)	(3,486)	(3,883)	(7,401)
Non-current financial assets	(384)	(363)	(499)	(402)	(604)
Investments in fully consolidated subsidiaries	(1,378)	(4)	(1,668)	(2,007)	(2,051)
Proceeds from disposal of
Intangible assets	32	18	32	20	33
Property, plant and equipment	113	63	404	170	333
Non-current financial assets	18	15	218	172	1,648
Investments in fully consolidated subsidiaries	(26)	2	(26)	2	0
Net change in short-term investments and marketable securities	(217)	842	(356)	(14)	(148)
Other	6	0	(57)	0	0
Net cash used in investing activities	(3,761)	(1,251)	(5,921)	(6,974)	(10,058)
Proceeds from issue of current financial liabilities	176	1,479	350	1,913	5,304
Repayment of current financial liabilities	(441)	(4,605)	(1,006)	(6,069)	(14,747)
Proceeds from issue of non-current financial liabilities	1,753	1,239	5,070	4,258	4,944
Repayment of non-current financial liabilities	(97)	(118)	(180)	(287)	(443)
Dividend payments	(3,012)	(2,723)	(3,076)	(2,723)	(2,931)
Proceeds from the exercise of stock options	3	6	7	14	34
Repayment of lease liabilities	(72)	(44)	(128)	(100)	(200)
Net cash from (used) in financing activities	(1,690)	(4,766)	1,037	(2,994)	(8,039)
Effect of foreign exchange rate changes on cash and cash equivalents	(117)	28	(112)	58	69
Net increase (decrease) in cash and cash equivalents	(2,676)	(2,350)	692	(4,095)	(3,030)
Cash and cash equivalents, at the beginning of the period	8,343	6,260	4,975	8,005	8,005
Cash and cash equivalents, at end of the period	5,667	3,910	5,667	3,910	4,975

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Accounting in accordance with IFRS

Statement of compliance

The Interim Report as at June 30, 2006 has been prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union (EU). All IFRSs issued by the International Accounting Standards Board (IASB), effective at the time of preparing this Interim Report and applied by Deutsche Telekom, have been adopted for use in the EU by the European Commission. The Interim Report for the period ended June 30, 2006 has been prepared in compliance with IAS 34.

In the opinion of the Board of Management, all adjustments (consisting only of normal recurring adjustments) considered necessary for a fair presentation of the results for the interim period have been included. Please refer to the notes to the consolidated financial statements as of December 31, 2005 for the accounting policies applied for the Group’s financial reporting.

Changes in the composition of the Group

In the past year, Deutsche Telekom has acquired interests in various companies that were not, or were only partially, included in the consolidated financial statements as of June 30, 2005, primarily the Telekom Montenegro Group. In addition, T-Systems DSS was sold in the second quarter of 2005, and is therefore no longer included in the half-year consolidated financial statements as of June 30, 2006. Furthermore, in the first quarter of 2006, within the Business Customers strategic business area, T-Systems further acquired the gedas group, which was fully consolidated for the first time as of March 31, 2006. In the Mobile Communications strategic business area, T-Mobile Austria, a fully consolidated subsidiary of T-Mobile, acquired 100 percent of the shares and voting rights in the tele.ring Group, Austria, effective April 28, 2006.

Effect of changes in the composition of the Group on the consolidated income statement for the first half of 2006:

	Mobile Communications	Broadband/ Fixed Network	Business Customers	Group Headquarters & Shared Services	Total
	(millions of €)
Net revenue	81	22	118	2	223
Cost of sales	(69)	(13)	(90)	(1)	(173)
Gross profit	12	9	28	1	50
Selling expenses	(13)	(3)	(14)	0	(30)
General and administrative expenses	(6)	(1)	(12)	0	(19)
Other operating income	(4)	0	4	1	1
Other operating expenses	3	(1)	(4)	3	1
Profit (loss) from operations	(8)	4	2	5	3
Finance costs	2	0	(1)	0	1
Share of profit (loss) of associates and joint ventures accounted for using the equity method	0	0	0	0	0
Other financial income (expense)	0	0	0	(7)	(7)
Profit (loss) from financial activities	2	0	(1)	(7)	(6)
Profit (loss) before income taxes	(6)	4	1	(2)	(3)
Income taxes	6	0	1	(3)	4
Profit (loss) after income taxes	0	4	2	(5)	1
Profit (loss) attributable to minority interests	1	0	0	(2)	(1)
Net profit (loss)	(1)	4	2	(3)	2

Business combinations

Effective March 31, 2006, T-Systems acquired the IT service provider gedas from Volkswagen AG for a purchase price of EUR 0.3 billion. On the basis of a preliminary purchase price allocation, this resulted in goodwill of EUR 0.2 billion. Cash and cash equivalents in the amount of EUR 41 million were acquired in conjunction with the purchase of the gedas group. The gedas group reported a loss of EUR 11 million for the first quarter of 2006 on revenues of EUR 144 million.

	Fair value at date of first-time consolidation	Carrying amounts immediately prior to business combination
	(millions of €)
Current assets	236	236
Non-current assets	199	93
of which: intangible assets	126	20

Current liabilities	283	279
Non-current liabilities	39	6

Effective April 28, 2006, Deutsche Telekom — via the Group company T-Mobile Austria — acquired 100 percent of the shares and voting rights in the Austrian mobile communications company tele.ring Telekom Service GmbH, Vienna, Austria (tele.ring). tele.ring is an Austrian telecommunications company which primarily operates in the area of UMTS/GSM mobile communications services. The purchase price of EUR 1.3 billion was settled in cash. Cash and cash equivalents in the amount of EUR 23 million were acquired as part of the transaction. Incidental acquisition expenses of EUR 5 million were incurred primarily for financial and legal advisory services. Goodwill totaled EUR 0.7 billion. The main factors resulting in the recognition of goodwill can be summarized as follows:

A portion of the acquired intangible assets, such as the assembled workforce, could not be recognized as intangible asset since the recognition criteria were not fulfilled.

Expected cost savings from synergy effects of the merger were taken into account in the determination of the purchase price.

In addition to providing services in the area of UMTS/GSM mobile communications, the tele.ring group generates a portion of its revenues from a limited number of fixed network customers. However, since this activity is not consistent with the strategic objectives of T-Mobile Austria, preparations are already underway to sell the existing customer base in the fixed network area. The acquisition of the tele.ring group was further subject to certain regulatory conditions. Nearly all cell sites necessary for mobile communications operations as well as the frequency spectrum of the UMTS license of the tele.ring group have to be sold to competitors. The assets that are expected to be disposed of in the near future were classified as held for sale.

If the acquisition of the company had already taken place effective January 1, 2006, the revenue of T-Mobile and Deutsche Telekom up to the acquisition date would have been EUR 158 million higher than the revenue actually generated up to that date. The revenue generated by tele.ring since the acquisition date that is already included in the Group’s net revenue is EUR 75 million. The net profit up to the acquisition date would have been EUR 23 million lower — the amount of the net loss of tele.ring - had the acquisition of the company already been executed effective January 1, 2006. Net profit for the current period includes a net loss at tele.ring in the amount of EUR 2 million.

	Fair value at date of first-time consolidation millions of €	Carrying amounts immediately prior to business combination millions of €
	(millions of €)
Current assets	199	119
of which: non-current assets held for sale	85	-
Non-current assets	586	547
of which: intangible assets	461	230

Current liabilities	106	99
Non-current liabilities	32	46

The deferred tax effects of tax loss carryforwards of approximately EUR 0.9 billion and tax optimization in the amount of EUR 0.7 billion have not been recognized.

Selected notes to the consolidated income statement

	For the three			For the six			For the
	months ended			months ended			year ended
	June 30,			June 30,			December 31,
	2006	2005	Change %	2006	2005	Change %	2005
	(millions of €, except where indicated)
Cost of sales	(8,057)	(7,688)	(4.8)	(15,878)	(15,213)	(4.4)	(31,862)

In addition to higher levels of depreciation resulting from a higher level of property, plant and equipment, the increase in the cost of sales was due, especially, to customer growth in the Mobile Communications area. By contrast, cost of sales decreased in the Broadband/Fixed Network strategic business area.

Selling expenses

	For the three			For the six			For the year
	months ended			months ended			ended
	June 30,			June 30,			December 31,
	2006	2005	Change %	2006	2005	Change %	2005
	(millions of €, except where indicated)
Selling expenses	(4,014)	(3,511)	(14.3)	(7,788)	(6,946)	(12.1)	(14,683)

The increase in selling expenses is predominantly attributable to higher commission and marketing expenses in the Mobile Communications and Broadband/Fixed Network strategic business areas. The increase in the second quarter of 2006 is also attributable to the staging of major sporting events such as the soccer World Cup.

General and administrative expenses

	For the three			For the six			For the year
	months ended			months ended			ended
	June 30,			June 30,			December 31,
	2006	2005	Change %	2006	2005	Change %	2005
	(millions of €, except where indicated)
General and administrative expenses	(1,101)	(1,047)	(5.2)	(2,178)	(2,073)	(5.1)	(4,210)

The increase in general and administrative expenses relates primarily to Mobile Communications and Group Headquarters & Shared Services. In contrast, the Broadband/Fixed Network strategic business area recorded a decrease.

Loss from financial activities

	For the three			For the six			For the year
	months ended			months ended			ended
	June 30,			June 30			December 31,
	2006	2005	Change %	2006	2005	Change %	2005
	(millions of €, except where indicated)
Loss from financial activities	(772)	(452)	(70.8)	(1,340)	(1,167)	(14.8)	(1,410)
Finance costs	(602)	(464)	(29.7)	(1,260)	(1,171)	(7.6)	(2,401)
Interest income	94	36	n.m.	167	135	23.7	398
Interest expense	(696)	(500)	(39.2)	(1,427)	(1,306)	(9.3)	(2,799)
Share of (profit) loss of associates and joint ventures accounted for using the equity method	(49)	41	n.m.	(17)	77	n.m.	214
Other financial income (expense)	(121)	(29)	n.m.	(63)	(73)	13.7	777

n.m. — not meaningful

The year-on-year increase in loss from financial activities in the second quarter of 2006 and the first of 2006 is partly attributable to finance costs. Reasons include a positive one-time effect in the second quarter of 2005 that resulted from an adjustment to the book value of financial liabilities to reflect the changes in the present value of the estimated future payments. The changes in estimated future payments were triggered by a downward adjustment in interest rates relating to these financial liabilities following an upgrade of the Company’s credit rating by rating agencies. Excluding the positive one-time effect in first half of 2005, the reduction in the average level of outstanding financial liabilities and the associated average interest rates during the reporting period, in comparison to the first half of 2005, had the effect of reducing interest expense.

In contrast, other financial income improved slightly in comparison with the first half of 2005. This resulted, in particular, from the proceeds from the disposal of Celcom received in the first quarter of 2006 which was, however, offset by an unfavorable change in the results from financial instruments, including translation effects.

Income taxes

	For the three			For the six			For the year
	months ended			months ended			ended
	June 30,			June 30,			December 31,
	2006	2005	Change %	2006	2005	Change %	2005
	(millions of €, except where indicated)
Income taxes	(200)	(831)	75.9	(763)	(1,297)	41.2	(196)

Income taxes in the first half of 2006 decreased (as against the first half of 2005) due to lower profits before income taxes. In addition, the effective income tax rate was considerably lower. This was mainly due to the fact that Deutsche Telekom agreed in the second quarter of 2006 with the German tax authorities on the application of a  provision of trade tax law regarding certain capital losses incurred in previous years. As a result of this agreement, Deutsche Telekom was able to release a provision for income taxes. This increased net profit in the second quarter by about EUR 440 million.

Other disclosures

Executive bodies

The following changes occurred in the composition of the Company’s Supervisory Board:

State Secretary Volker Halsch resigned from the Supervisory Board of Deutsche Telekom AG effective midnight on January 16, 2006. His successor is Dr. Thomas Mirow, State Secretary in the German Federal Ministry of Finance. Dr. Mirow was appointed as a new member of the Supervisory Board effective January 17, 2006 by order of the Bonn ‘Amtsgericht’ (District Court) dated January 11, 2006. The shareholders’ meeting of Deutsche Telekom AG elected Dr. Mirow as a member of the Supervisory Board on May 3, 2006.

The shareholders’ meeting of Deutsche Telekom AG on May 3, 2006 further resolved as follows:

Ms. Ingrid Matthäus-Maier, member of the Board of Management of KfW Bankengruppe, was elected to the Supervisory Board. Ms. Ingrid Matthäus-Maier succeeds Mr. Hans W. Reich, whose term of office ended at the end of the shareholders’ meeting on May 3, 2006.

Dr. Mathias Döpfner, Chairman of the Board of Management of Axel Springer AG, was elected to the Supervisory Board. Dr. Mathias Döpfner succeeds Prof. Dr. h.c. Dieter Stolte, whose term of office ended at the end of the shareholders’ meeting on May 3, 2006.

Prof. Dr. Wulf von Schimmelmann, Chairman of the Board of Management of Deutsche Postbank AG, was elected to the Supervisory Board. Prof. Dr. Wulf von Schimmelmann succeeds Prof. Dr. s.c. techn. Dieter Hundt, whose term of office ended at the end of the shareholders’ meeting on May 3, 2006.

Dr. Hubertus von Grünberg, Chairman of the Board of Management of Continental Aktiengesellschaft, was elected for a further term of office on the Supervisory Board.

Mr. Bernhard Walter, former Chairman of the Board of Managing Directors of Dresdner Bank AG, was elected for a further term of office on the Supervisory Board.

Dr. Hans-Jürgen Schinzler resigned his seat on the Supervisory Board effective the end of May 31, 2006. Mr. Lawrence H. Guffey was appointed as a new member of the Supervisory Board by order of the Bonn ‘Amtsgericht’ (District Court) effective June 1, 2006. In accordance with the recommendation in item 5.4.3, sentence 2 of the German Corporate Governance Code, Mr. Guffey’s appointment by court order is to be confirmed in a by-election at the 2007 shareholders’ meeting.

Lothar Schröder was appointed as a new employees’ representative on the Supervisory Board of Deutsche Telekom AG by order of the Bonn ‘Amtsgericht’ (District Court) effective June 22, 2006. He succeeds Franz Treml, who resigned his office effective midnight on June 21, 2006 after his departure as National Head of Section of the ver.di trade union. Lothar Schröder was elected National Head of Section for telecommunications, information technology, data processing (Section 9) of the ver.di trade union as of April 1, 2006, and succeeded Franz Treml also in that office.

Personnel

							For the year
	For the three			For the six months			ended
	months ended June 30,			ended June 30,			December 31,
	2006	2005	Change %	2006	2005	Change %	2005
	(millions of €, except where indicated)
Personnel costs	(3,431)	(3,367)	(1.9)	(6,870)	(6,709)	(2.4)	(14,254)

The rise in personnel costs is attributable in particular to collectively agreed increases in wages and salaries and, primarily at T-Mobile USA, to increased staff levels and exchange rate effects.

The personnel cost ratio for the first half of 2006 is 22.9 percent of revenue. This represents a year-on-year improvement by 0.2 percentage points.

Average number of employees

	For the six months ended June 30,				For the year ended December 31,
	2006	2005	Change	Change %	2005
Deutsche Telekom Group	246,409	244,238	2,171	0.9	244,026
Non-civil servants	202,626	197,452	5,174	2.6	197,501
Civil servants	43,783	46,786	(3,003)	(6.4)	46,525

Trainees and student interns	10,201	10,390	(189)	(1.8)	10,019

Number of employees at balance sheet date

	As of	As of			As of
	June 30, 2006	December 31, 2005	Change	Change %	June 30, 2005
Deutsche Telekom Group	249,991	243,695	6,296	2.6	244,277
Non-civil servants	207,073	197,741	9,332	4.7	197,644
Civil servants	42,918	45,954	(3,036)	(6.6)	46,633

Trainees and student interns	9,017	11,481	(2,464)	(21.5)	9,374

The increased headcount as of the reporting date is attributable in particular to the first-time consolidation of the gedas group in the first quarter of 2006 as well as that of tele.ring in the second quarter of 2006. The increase in the average was caused in particular by staff growth at T-Mobile USA.

On May 31, 2006, the Federal Cabinet approved the “Draft Second Bill to Amend the Act for the Improvement of the Staff Structure at the Residual Special Asset of the Federal Railways and the Successor Companies of the Former Deutsche Bundespost.” According to this draft legislation, civil servants of all service grades aged 55 who are working in areas where there is a surplus of staff and for whom employment in another area is not possible, will be able to apply for early retirement. Early retirement is only possible if operational or business considerations allow. Should the law come into force, eligibilty for early retirement will be subject to the conditions listed above and agreement between Deutsche Telekom and the individual civil servant.

The planned regulation on early retirement is cost-neutral for the German state. The successor companies of the former Deutsche Bundespost will bear the additional costs arising from this arrangement for the Civil Service Pension Fund (Federal Pension Service for Post and Telecommunications / BPS-PT). This rule shall also apply for civil servants seconded to subsidiaries and equity investments.

As the bill has yet to pass through parliament and be adopted, it may be subject to modifications. The law may go into effect as early as the fourth quarter of 2006.

Effects on the balance sheet as of December 31, 2006, if any, will depend on the final form of the law and its implementation at Deutsche Telekom.

Depreciation, amortization and impairment losses

	For the three months ended June 30,			For the six months ended June 30,			For the year ended December 31,
	2006	2005	Change %	2006	2005	Change %	2005
	(millions of €, except where indicated)
Amortization and impairment of intangible assets	630	624	1.0	1,247	1,237	0.8	4,427
of which: UMTS licenses	222	215	3.3	444	428	3.7	864
of which: U.S. mobile communications licenses	—	—		—	23	n.m.	30
of which: goodwill	—	—		10	—	n.m.	1,920
Depreciation and impairment of property, plant and equipment	2,034	1,986	2.4	3,987	3,907	2.0	8,070
Total depreciation, amortization and impairment losses	2,664	2,610	2.1	5,234	5,144	1.7	12,497

n.m.—not meaningful

The slight increase in depreciation, amortization and impairment losses was primarily due to higher depreciation of property, plant and equipment, especially technical equipment and machinery, as a result of additions to assets in the prior year, which resulted in a higher depreciation base particularly at T-Mobile USA.

Earnings per share

Basic and diluted earnings per share are calculated in accordance with IAS 33 as follows:

		For the three months ended June 30,		For the six months ended June 30,		For the year ended December 31,
		2006	2005	2006	2005	2005
Calculation of basic earnings per share
Net profit	(millions of €)	1,005	1,169	2,084	2,153	5,584
Adjustment for the financing costs of the mandatory convertible bond (after taxes)	(millions of €)	13	24	38	49	98
Adjusted net profit (basic)	(millions of €)	1,018	1,193	2,122	2,202	5,682

Number of ordinary shares issued	(millions)	4,273	4,198	4,236	4,198	4,198
Treasury shares held by Deutsche Telekom AG	(millions)	(2)	(3)	(2)	(3)	(2)
Shares reserved for outstanding options granted to T-Mobile USA and Powertel	(millions)	(22)	(24)	(23)	(25)	(24)
Effect from the potential conversion of the mandatory convertible bond	(millions)	111	156	138	156	163
Adjusted weighted average number of ordinary shares outstanding (basic)	(millions)	4,360	4,327	4,349	4,326	4,335

Basic earnings per share/ADS	(€)	0.23	0.28	0.49	0.51	1.31

The calculation of basic earnings per share is based on the time-weighted total number of all ordinary shares outstanding. The number of ordinary shares issued already includes all shares newly issued in the reporting period in line with their respective time weighting.

		For the three months ended June 30,		For the six months ended June 30,		For the year ended December 31,
		2006	2005	2006	2005	2005
Calculation of diluted earnings per share
Adjusted net profit (basic)	(millions of €)	1,018	1,193	2,122	2,202	5,682
Dilutive effects on profit from stock options (after taxes)	(millions of €)	0	0	0	0	0
Net profit (diluted)	(millions of €)	1,018	1,193	2,122	2,202	5,682

Adjusted weighted average number of ordinary shares outstanding (basic)	(millions)	4,360	4,327	4,349	4,326	4,335
Dilutive potential ordinary shares from stock options and warrants	(millions)	0	1	2	4	3
Weighted average number of ordinary shares outstanding (diluted)	(millions)	4,360	4,328	4,351	4,330	4,338

Diluted earnings per share/ADS	(€)	0.23	0.28	0.49	0.51	1.31

Selected notes to the consolidated balance sheet.

Cash and cash equivalents

In the reporting period, cash and cash equivalents increased by EUR 0.7 billion to EUR 5.7 billion. This was generated primarily by the issuance of a bond with a nominal amount of USD 2.5 billion and several medium-term notes with a total volume of EUR 2.8 billion. This was offset by outgoing payments, such as in connection with the distribution of dividends for the 2005 financial year in the amount of EUR 3.0 billion and for the acquisition of tele.ring Telekom Service GmbH in the amount of EUR 1.3 billion.

Detailed information can be found in the consolidated cash flow statement.

Intangible assets and property, plant and equipment

	As of June 30, 2006	As of December. 31, 2005	Change	Change %	As of June 30, 2005
	(millions of €, except where indicated)
Intangible assets	51,961	52,675	(714)	(1.4)	54,636
of which: UMTS licenses	13,121	13,613	(492)	(3.6)	14,165
of which: U.S. mobile communications licenses	15,852	17,047	(1,195)	(7.0)	16,729
of which: goodwill	19,070	18,375	695	3.8	20,322
Property, plant and equipment	45,821	47,806	(1,985)	(4.2)	48,376

The decrease in the carrying amount of intangible assets and property, plant and equipment is primarily attributable to exchange rate effects totaling approximately EUR 2.5 billion, as well as a volume of amortization, depreciation and impairment losses that exceeded the level of investments. The increase in the carrying amount of goodwill is related above all to the acquisition of gedas and tele.ring.

In the first half of 2006, the non-current assets held for sale in the amount of EUR 455 million were reclassified as current assets. In addition to the aforementioned tele.ring assets, this applied in particular to real estate assets of Deutsche Telekom AG.

Additions to assets

	For the six months ended June 30,		Change		As of December 31,
	2006	2005	millions of €	Change %	2005
	(millions of €, except where indicated)
Additions to assets	4,641	6,224	(1,583)	(25.4)	11,100
Intangible assets	1,448	1,944	(496)	(25.5)	2,828
Property, plant and equipment	3,193	4,280	(1,087)	(25.4)	8,272

Additions to assets in the first half of 2006 primarily included goodwill from the acquisition of the gedas group and tele.ring, and the roll-out of the high-speed network in the Broadband/Fixed Network strategic business area. The much higher level of investment in the first half of the prior year consisted primarily of the goodwill relating to the acquisition of additional shares in the former T-Online International AG and the purchase of networks in California and Nevada.

Shareholders’ equity

	As of June 30, 2006	As of December 31, 2005	Change millions of €	Change %	As of June 30, 2005
	(millions of €, except where indicated)
Issued capital	11,325	10,747	578	5.4	10,747
Capital reserves	51,990	49,561	2,429	4.9	49,544
Retained earnings including carryforwards	(16,250)	(18,760)	2,510	13.4	(18,756)
Other comprehensive income	(2,636)	(1,055)	(1,581)	n.m.	(350)
Net profit	2,084	5,584	(3,500)	(62.7)	2,153
Treasury shares	(5)	(6)	1	16.7	(8)
Equity attributable to equity holders of the parent	46,508	46,071	437	0.9	43,330
Minority interests	2,848	3,511	(663)	(18.9)	3,481
Total shareholders’ equity	49,356	49,582	(226)	(0.5)	46,811

n.m.—not meaningful

In addition to the reduction in minority interests—caused by the merger of T-Online International AG into Deutsche Telekom AG—and negative exchange rate effects on the currency translations from foreign Group companies recognized under other comprehensive income, the decrease in shareholders’ equity is attributable, in particular, to the payment of the dividend for the 2005 financial year.

Deutsche Telekom AG issued a mandatory convertible bond on February 24, 2003 through its financing company, Deutsche Telekom International Finance B.V. This bond matured on June 1, 2006. The conversion resulted in an increase in issued capital and capital reserves. The number of shares rose by approximately 163 million.

The merger of T-Online International AG into Deutsche Telekom AG was entered in the commercial register on June 6, 2006. Upon entry of the merger, the transaction took effect and T-Online shareholders became shareholders of Deutsche Telekom. The exchange of the previous T-Online shares for Deutsche Telekom shares was transacted in accordance with the provisions of the merger agreement at a ratio of 25 T-Online shares to 13 Deutsche Telekom shares, resulting in an increase of issued capital as well as capital reserves. On May 3, 2006, the shareholders’ meeting resolved to pay a dividend of EUR 0.72 per no par value share carrying dividend rights. This corresponds to a total dividend payment of approximately EUR 3.0 billion.

1,881,488 treasury shares were held at June 30, 2006. Treasury shares accounted for 0.04 percent of issued capital.

2. Quartal 2006

Stock-based compensation plans

Stock option plans (SOP)
Deutsche Telekom AG stock option plans

Deutsche Telekom AG, T-Online (T-Online International AG prior to the merger), T-Mobile USA, T-Mobile UK and Magyar Telekom all have stock-based compensation plans. The significant stock-based compensation plans are described below.

In the 2000 financial year, Deutsche Telekom granted stock options to certain employees for the first time. Since neither of the performance targets was achieved during the term of the 2000 Stock Option Plan, the options granted were forfeited on July 20, 2005.

In addition, the shareholders’ meeting in May 2001 approved the introduction of a 2001 Stock Option Plan, resulting in the granting of stock options in August 2001 and July 2002. In 2001 und 2002 Deutsche Telekom continued to grant stock appreciation rights (SARs) to employees in countries where it was legally not possible to issue stock options.

The following table provides an overview of the development of the total stock options held under the 2001 plan:

	SOP 2001		SAR 2001
	Stock options	Weighted average exercise price	SARs	Weighted average exercise price
	thousands	€	thousands	€
Outstanding stock options at Jan. 1, 2006	11,096	24.59	151	29.78
Granted	0	—	0	—
Exercised	25	12.36	0	—
Forfeited	86	24.06	0	—
Outstanding at Jun. 30, 2006	10,985	24.63	151	29.78
Exercisable as of Jun. 30, 2006	10,985	24.63	151	29.78

T-Online (T-Online International AG prior to the merger) stock option plans

At the time they were granted, the options under the 2001 and 2002 tranches of the stock option plan were worth EUR 4.87 and EUR 3.79 respectively.

In the 2000 financial year, T-Online International AG granted stock options to certain employees for the first time. Since neither of the performance targets was achieved during the term of the 2000 Stock Option Plan, the options granted were forfeited on July 6, 2005.

In addition, the shareholders’ meeting in May 2001 approved the introduction of a 2001 Stock Option Plan, resulting in the granting of stock options in August 2001 and July 2002.

The merger of T-Online International AG into Deutsche Telekom AG became effective upon entry in the commercial register on June 6, 2006. Under the merger agreement, as of this date Deutsche Telekom AG grants rights equivalent to the stock options awarded by T-Online International AG. The Board of Management of Deutsche Telekom AG has made use of the possibility of a future cash compensation provided for in the merger agreement and in the option terms and conditions.

The following table provides an overview of the development of the total stock options held under the 2001 plan:

	SOP 2001
	Stock options	Weighted average exercise price
	thousands	€
Outstanding stock options at Jan. 1, 2006	3,551	10.30
Granted	0	—
Exercised	0	—
Forfeited	32	10.27
Outstanding at Jun. 30, 2006	3,519	10.31
Exercisable as of Jun. 30, 2006	3,493	10.31

T-Mobile USA (VoiceStream/ Powertel) stock option plan

Before its acquisition on May 31, 2001, VoiceStream (now T-Mobile USA) had granted stock options to its employees. On May 31, 2001, these were converted at a rate of 3,7647 per unvested, outstanding T-Mobile USA option.

At June 30, 2006, 11.6 million shares were available for outstanding options for the 1999 Management Incentive Stock Option Plan (MISOP), which was changed as a consequence of the acquisition on May 31, 2001. The vesting period and option terms relating to the option plan are determined by the MISOP administrator. The options typically vest for a period of four years and have a term of up to 10 years. The plan has now expired and no more options can be issued.

Before its acquisition on May 31, 2001, Powertel had granted stock options to its employees. On May 31, 2001, as a consequence of the acquisition, all unvested, outstanding Powertel options were converted into Deutsche Telekom options at a conversion rate of 2,6353.

In addition, T-Mobile USA issued performance options to certain executives in 2003.

The following table provides an overview of the development of the total stock options issued by T-Mobile USA, including performance options, and Powertel that were combined in 2004:

	Stock options	Weighted average exercise price
	thousands	USD
Outstanding stock options at Jan. 1, 2006	13,848	20.36
Granted	0	-
Exercised	853	16.47
Forfeited	34	27.86
Expired	1,394	28.52
Outstanding at Jun. 30, 2006	11,567	20.22
Exercisable as of Jun. 30, 2006	11,376	20.33

Magyar Telekom stock option plan

On April 26, 2002, the shareholders’ meeting of Magyar Telekom approved the introduction of a management stock option plan.

On July 1, 2002, Magyar Telekom used its authority under the shareholders’ resolutions adopted in April 2002 to grant these options for the first tranche (exercisable from 2003) and for the second and third tranches (exercisable from 2004 and 2005 respectively).

The following table provides an overview of the development of the total stock options held:

	Stock options	Weighted average exercise price
	thousands	HUF
Outstanding stock options at Jan. 1, 2006	1,929	944
Granted	0	-
Exercised	0	-
Forfeited	49	944
Outstanding at Jun. 30, 2006	1,880	944
Exercisable as of Jun. 30, 2006	1,880	944

Mid-Term Incentive Plan (MTIP).

Deutsche Telekom AG MTIP

In the 2004 financial year, Deutsche Telekom AG introduced its first Mid-Term Incentive Plan (MTIP) to ensure competitive total compensation for members of the Board of Management and senior executives of the Deutsche Telekom Group and other beneficiaries mainly in the United States and the United Kingdom. The intention was to launch a series of three-year plans that would revolve each year for five years. The MTIP is a global, Group-wide compensation instrument for Deutsche Telekom AG and other participating Group entities that promotes mid- and long-term value creation in the Group, and therefore aligns the interests of management and shareholders. A decision will be made each year on whether to re-launch the plan, as well as on the specific terms of the plan, in particular the performance targets. The 2004 and 2005 MTIPs came into effect on January 1, 2004 and 2005 respectively, and will end after the expiration of the three-year term on December 31, 2006 and 2007 respectively; the launch of the 2006 MTIP is already in effect for 2006.

The MTIP is a cash-based plan. A certain amount is earmarked as an award to the beneficiaries by the respective employer, and this amount is paid out to the beneficiaries at the end of the plan, subject to the achievement of the two previously defined performance targets.

The first, absolute, performance target is reached if, at the end of the term of the plan, i.e., after three years, Deutsche Telekom’s share price has risen by at least 30 percent since the beginning of the plan.

The second, relative, performance target is achieved if the total return of the T-Share has outperformed the Dow Jones Euro STOXX Total Return Index on a percentage basis during the term of the plan.

If both performance targets are achieved, then the total amount of the award is paid out; if only one performance target is achieved, only 50 percent of the amount is paid out; and if neither performance target is achieved, no payment is made.

T-Mobile USA MTIP

T-Mobile USA’s MTIP is based on the same conditions as Deutsche Telekom AG’s MTIP.

T-Mobile USA LTIP

In addition to the MTIP, T-Mobile USA has established a performance cash plan as a Long-Term Incentive Plan (LTIP) on a revolving basis for the years 2004 through 2006, which is aimed at the top management from vice presidents upwards. Additional customer growth and profit targets have been agreed for this group of persons. The LTIP set up in 2006 takes into consideration customer growth and the development of the Company’s performance, based on certain defined financial criteria.

T-Mobile UK MTIP

T-Mobile UK’s MTIP is also based on the same terms and conditions as Deutsche Telekom AG’s MTIP. In addition to the two performance targets in that plan, however, T-Mobile UK has introduced a third performance target for a defined group of participants which is based on the cash contribution (EBITDA less investments in intangible assets and property, plant and equipment). The third performance target can only be achieved after the two other performance targets have been achieved.

T-Online (T-Online International AG prior to the merger) MTIP

T-Online’s MTIP was also based on the same conditions as Deutsche Telekom AG’s MTIP, with the exception that performance was measured in terms of the development of T-Online’s shares and the TecDAX share index.

As a result of the merger and the consequent delisting of T-Online shares, it is no longer possible to measure the performance targets of the individual MTIPs. These plans were adjusted to Deutsche Telekom AG.

Magyar Telekom MTIP

Magyar Telekom’s MTIP is also based on the same terms and conditions as Deutsche Telekom AG’s MTIP, with the exception that performance is measured in terms of the development of Magyar Telekom’s shares and the Dow Jones EuroSTOXX Total Return Index.

The provision in the amount of EUR 23 million for the MTIPs linked to the development of the T-Share was reversed in the first half of 2006 due to a sustained shortfall in the expectations for the performance of the T-Share relative to the defined performance targets. Expenditures for the 2005 and 2006 LTIP at T-Mobile USA amounted to around EUR 17 million.

Contingencies and other financial obligations

Contingencies and other financial obligations decreased to EUR 30.9 billion compared with December 31, 2005. The decrease was primarily a result of lower purchase commitments for interests in other companies totaling EUR 1.7 billion in connection with the acquisition of gedas and tele.ring. There was also a reduction in leasing commitments by EUR 1.2 billion largely due to currency translation at T-Mobile USA.

Selected notes to the consolidated cash flow statement.

Net cash from operating activities

Net cash from operating activities amounted to EUR 5.7 billion in the first half of 2006. This corresponds to a decrease of EUR 0.1 billion compared with the previous year, mainly attributable to changes in working capital and a decline in profit from operations. These effects are partially offset by lower income tax and net interest payments.

Net cash used in investing activities

Net cash used in investing activities decreased to EUR 5.9 billion from EUR 7.0 billion in the prior-year period. The decrease was mainly caused by lower cash outflows for intangible assets and property, plant and equipment in the amount of EUR 0.9 billion (in 2005, this item included increased cash outflows for investments by T-Mobile USA relating to the winding up of the U.S. mobile communications joint venture). In addition, cash outflows for investments in fully consolidated subsidiaries decreased by EUR 0.3 billion. The cash outflows in 2005 for the acquisition of additional T-Online shares totaled EUR 1.8 billion, whereas the 2006 acquisition of tele.ring and gedas accounted for cash outflows of EUR 1.6 billion.

Net cash from/ used in financing activities

In the first half of 2006, net cash from financing activities amounted to EUR 1.0 billion after a cash outflow of EUR 3.0 billion in the prior-year period. This change is mainly attributable to a net reduction in repayments of EUR 4.4 billion (mainly relating to the global bond and MTN), partly offset by an increase in dividend payments of EUR 0.4 billion.

Business transactions that did not lead to a change in cash (non-cash transactions) include the conversion of the mandatory convertible bond (EUR 2.2 billion increase in Deutsche Telekom AG’s issued capital and capital reserves) and the merger of T-Online International AG into Deutsche Telekom AG (EUR 0.8 billion increase in Deutsche Telekom AG’s issued capital and capital reserves). For more detailed information on these transactions, please refer to the statement of changes in shareholders’ equity and the notes on shareholders’ equity.

Segment reporting

The following tables give an overall summary of Deutsche Telekom’s segments for the full 2005 financial year as well as for the second quarter and first half of both 2006 and 2005. In addition to the details of the segments, there is also a reconciliation line.

For the year ended December 31, 2005	Net revenue	Inter- segment revenue	Total revenue	Profit (loss) from operations	Share of profit (loss) of equity- accounted investments	Depreciation and amortization	Impairment losses
	(millions of €)
Group	59,604	—	59,604	7,622	214	(10,291)	(2,206)
Mobile Communications	28,531	921	29,452	3,005	133	(4,745)	(1,951)
Broadband/Fixed Network	21,731	4,304	26,035	5,142	53	(4,026)	(8)
Business Customers	9,058	3,792	12,850	409	3	(885)	(11)
Group Headquarters & Shared Services	284	3,221	3,505	(840)	(1)	(695)	(233)
Reconciliation	—	(12,238)	(12,238)	(94)	26	60	(3)

For the three months ended June 30, 2006 For the three months ended June 30, 2005	Net revenue	Inter- segment revenue	Total revenue	Profit (loss) from operations	Share of profit (loss) of equity- accounted investments	Depreciation and amortization	Impairment losses
	(millions of €)
Group	15,130	—	15,130	2,085	(49)	(2,638)	(26)
	14,743	—	14,743	2,572	41	(2,571)	(39)
Mobile Communications	7,677	179	7,856	1,083	38	(1,279)	(1)
	6,962	235	7,197	1,225	35	(1,179)	(1)
Broadband/Fixed Network	5,085	1,061	6,146	1,254	5	(968)	(4)
	5,420	1,049	6,469	1,409	6	(1,011)	(1)
Business Customers	2,287	859	3,146	37	(92)	(233)	(2)
	2,295	924	3,219	195	1	(223)	0
Group Headquarters & Shared Services	81	813	894	(271)	(1)	(174)	(19)
	66	817	883	(232)	(1)	(175)	(37)
Reconciliation	—	(2,912)	(2,912)	(18)	1	16	0
	—	(3,025)	(3,025)	(25)	0	17	0

For the six months ended June 30, 2006 For the six months ended June 30, 2005	Net revenue	Inter- segment revenue	Total revenue	Profit (loss) from operations	Share of profit (loss) of equity- accounted investments	Depreciation and amortization	Impairment losses
	(millions of €)
Group	29,972	—	29,972	4,403	(17)	(5,189)	(45)
	29,031	—	29,031	4,859	77	(5,057)	(87)
Mobile Communications	15,082	349	15,431	2,138	66	(2,501)	(4)
	13,493	450	13,943	2,191	65	(2,291)	(25)
Broadband/Fixed Network	10,292	2,010	12,302	2,516	8	(1,927)	(14)
	10,878	2,146	13,024	2,843	9	(2,021)	(1)
Business Customers	4,439	1,718	6,157	136	(91)	(447)	(2)
	4,529	1,796	6,325	369	2	(440)	0
Group Headquarters & Shared Services	159	1,606	1,765	(365)	(1)	(342)	(25)
	131	1,605	1,736	(499)	(1)	(336)	(60)
Reconciliation	—	(5,683)	(5,683)	(22)	1	28	0
	—	(5,997)	(5,997)	(45)	2	31	(1)

Reconciliation of IFRS to U.S. GAAP

The consolidated financial statements of Deutsche Telekom have been prepared in accordance with IFRS, which differs in certain respects from generally accepted accounting principles in the United States (U.S. GAAP). Application of U.S. GAAP

would have affected net profit for the six month periods ended June 30, 2006 and 2005 and the shareholders’ equity as of June 30, 2006 and December 31, 2005 to the extent described below.

Reconciliation of net profit from IFRS to U.S. GAAP (unaudited):

		For the six months ended June 30,
		2006	2005
		(millions of €)
Net profit as reported in the consolidated financial statements under IFRS		2,084	2,153
U.S. GAAP reconciling adjustments
Goodwill and other purchase price allocation differences	(a)	(113)	(207)
Mobile communication licenses	(b)	(133)	(103)
Fixed assets	(c)	(230)	(138)
Pensions	(d)	(18)	(14)
Financial instruments	(e)	(67)	(436)
Equity investments	(f)	100	(69)
Accruals and other differences	(g)	(374)	63
Income taxes	(h)	324	372
Minority interest	(i)	4	(9)
Net profit in accordance with U.S. GAAP		1,577	1,612

Earnings per share in accordance with U.S. GAAP:

	For the six months ended June 30,
	2006	2005
	(millions of €)
Net profit (millions of €)
Net profit—basic	1,577	1,612
Net profit—diluted	1,583	1,612
Weighted average shares outstanding (in millions)
Weighted average shares outstanding IFRS—basic	4,349	4,326
Adjustment [1,2]	(138)	(156)
Weighted average shares outstanding U.S. GAAP—basic	4,211	4,170
Dilutive effect of options	2	4
Dilutive effect of bonds	136	—
Weighted average shares outstanding U.S. GAAP—diluted	4,349	4,174
Earnings per share (in €)
Basic earnings per share/ADS under U.S. GAAP	0.37	0.39
Diluted earnings per share/ADS under U.S. GAAP	0.36	0.39

1                     Under IFRS the shares issued in connection with the mandatory convertible bond were required to be considered in the weighted average shares outstanding calculation for basic earnings per share until June 1, 2006, the date of conversion. Under U.S. GAAP, prior to the conversion the shares were not considered in the weighted average shares outstanding calculation for basic earnings per share.

There were 4,424 million, 4,198 million and 4,198 million no par value registered ordinary shares issued at June 30, 2006, December 31, 2005 and June 30, 2005, respectively.

Reconciliation of shareholders’ equity from IFRS to U.S. GAAP (unaudited):

		As of
		June 30, 2006	December 31, 2005
		(millions of €)
Shareholders’ equity as reported in the consolidated financial statements under IFRS		49,356	49,582
U.S. GAAP reconciling adjustments
Goodwill and other purchase price allocation differences	(a)	6,146	6,335
Mobile communication licenses	(b)	(2,791)	(3,165)
Fixed assets	(c)	2,790	3,039
Pensions	(d)	(1,388)	(1,375)
Financial instruments	(e)	(11)	25
Equity investments	(f)	46	(53)
Accruals and other differences	(g)	(10)	316
Income taxes	(h)	507	471
Minority interest	(i)	(2,957)	(3,673)
Shareholders’ equity in accordance with U.S. GAAP		51,688	51,502

(a) Goodwill and Other Purchase Price Allocation Differences

The principle differences arising from business combinations are summarized in the following table:

	Differences in net profit		Differences in shareholders’
	For the six months ended		equity As of
	June 30,		June 30,	December 31,
	2006	2005	2006	2005
	(millions of €)
Purchase business combinations	(113)	(207)	2,077	2,174
Goodwill impairments	—	—	2,984	3,076
Dilution gains	—	—	1,085	1,085
	(113)	(207)	6,146	6,335

Total goodwill in accordance with U.S. GAAP was EUR 23,888 million and EUR 23,384 million, as of June 30, 2006 and December 31, 2005, respectively.

Purchase Business Combinations

As allowed under IFRS 1, First-time Adoption of International Financial Reporting Standards, the Company elected not to apply IFRS 3, Business Combinations to business combinations that occurred prior to the date of its transition to IFRS (January 1, 2003). As a result, the opening consolidated balance sheet under IFRS generally reflected the assets and liabilities acquired from prior business combinations as they were recognized under German GAAP. Purchase price differences between IFRS and U.S. GAAP have been generated from business combinations consummated prior to January 1, 2003 due to differences in the valuation of shares and stock options issued (including subsidiary shares issued in a business combination), treatment of transaction costs as part of the purchase consideration, valuation of underlying assets and liabilities (including deferred taxes), dates used to calculate consideration paid as well as the date at which an acquisition is considered consummated.

The Company also capitalized certain intangible assets under U.S. GAAP in business combinations from periods prior to January 1, 2003 that were not separately accounted for under German GAAP and accordingly not in the IFRS opening balance sheet. Those intangible assets are amortized over their expected useful lives under U.S. GAAP.

For minority interests acquired in non-wholly-owned subsidiaries, the purchase price consideration in excess of the carrying amount of the minority interest acquired is recorded as goodwill under IFRS for transactions consummated after January 1, 2003. Under U.S. GAAP, the share in net assets constituting the minority interests acquired are recorded at fair value, with the purchase price amounts in excess of net assets at fair value recorded as goodwill.

In February 2005, the Company acquired an additional 16.2% of T-Online International AG (“T-Online”), a consolidated subsidiary, for EUR 1,795 million, resulting in goodwill in the amount of EUR 796 million under IFRS. For U.S. GAAP purposes the purchase price allocation resulted in the recognition of goodwill of EUR 558 million, customer base of EUR 276 million, trade name of EUR 15 million, software of EUR 3 million and a deferred tax liability of EUR 114 million. The customer base and trade name will be amortized over 7 years and software over 3 years. In June 2006 the Company issued 62.7 million of its shares to T-Online shareholders to acquire the remaining outstanding shares in that company. Under IFRS the Company recorded the cost of the acquisition at the fair value of the shares issued measured at the date of the exchange. Under U.S. GAAP the Company recorded the acquisition at the fair value of the shares issued measured at the date the terms of the acquisition were agreed to and announced. The difference in measurement dates resulted in a cost of acquisition of EUR 792 million under IFRS and EUR 986 million under U.S. GAAP. For U.S. GAAP purposes an initial purchase price allocation resulted in the recognition of goodwill of EUR 288 million, customer base of EUR 113 million, trade name of EUR 17 million, software of EUR 3 million and a deferred tax liability of EUR 52 million. The customer base and trade name will be amortized over 7 years and software over 3 years. The initial purchase price allocation is preliminary and may change when completed in 2006.

Goodwill Impairments

Under both IFRS and U.S. GAAP goodwill is not amortized but is subject to impairment tests annually and when indicators of impairment exist. Because differences exist in the carrying amounts of cash generating units (IFRS) and reporting units (U.S. GAAP) and in the impairment test models, differences arise both in the carrying values of the units and in the carrying value of goodwill, resulting in differences in recognition and amount of impairment charges. In general, goodwill recognized in business combinations in periods prior to the first-time adoption of IFRS has been recorded in the opening IFRS balance sheet at the carryover values determined on the basis of German GAAP and tested for impairment on January 1, 2003 and annually thereafter.

Dilution Gains

In 2000, T-Online issued shares in business combinations. As a result of the transactions, the Company’s ownership interest in T-Online was reduced, resulting in a “dilution gain” under U.S. GAAP. Under German GAAP the Company did not recognize the dilution gains when cash proceeds were not received. As a result, goodwill under U.S. GAAP was EUR 1,085 million higher than the German GAAP goodwill recognized in the IFRS opening balance sheet.

(b) Mobile Communication Licenses

The Company recorded the historical cost of its mobile communication licenses in the opening balance sheet upon adoption of IFRS. The impairment of EUR 9,923 million recognized on the FCC licenses at T-Mobile USA in 2002 for U.S. GAAP purposes was not recorded in the opening balance under IFRS. All cash-generating units were tested for impairment as of January 1, 2003 under IFRS and the resulting impairment charge relating to T-Mobile USA was recorded entirely against goodwill. Under both IFRS and U.S. GAAP the FCC licenses in the USA are treated as indefinite-lived assets and are not amortized but are tested for impairment annually and when indicators of impairment exist.

In 2005 and 2004, the Company recorded impairment charges under IFRS for certain U.S. mobile communications licenses in connection with the dissolution of the investment in GSM Facilities, the joint venture with Cingular Wireless. Under U.S. GAAP, the Company recorded an accrual, included in “Accruals and Other Differences” for the expected losses resulting from the dissolution of the joint venture (see (g) Accruals and Other Differences).

Under IFRS, the Company has elected to expense finance charges on debt related to construction period capital expenditures, including the costs to acquire mobile licenses. Under U.S. GAAP, finance charges on qualifying capital expenditures are capitalized during the period the mobile network is being constructed, and are subsequently amortized over the expected period of use. This difference has resulted in deferrals of interest expense and higher carrying bases for the mobile communication licenses under U.S. GAAP.  Capitalized interest on mobile communication licenses amounted to EUR 3,865 million and to EUR 3,995 million as of June 30, 2006 and December 31, 2005, respectively. The Company capitalized finance charges relating to mobile communication licenses in the amount of EUR 2 million in the six months ended June 30, 2005. The Company recorded amortization of finance charges capitalized on mobile communication licenses amounting to EUR 129 million and EUR 128 million in the six months ended June 30, 2006 and 2005, respectively.

(c) Fixed Assets

The following table summarized the principle IFRS/U.S. GAAP differences in fixed assets.

	Differences		Differences in
	in net profit For the six months ended		shareholders’ equity As of
	June 30,		June 30,
	2006	2005	2006	December 31, 2005
	(millions of €)
Use of deemed cost in the IFRS opening balance sheet	(74)	(110)	2,177	2,250
Construction period interest	(51)	(41)	478	539
Construction period rental and other site-related costs	4	19	134	140
Leasing	(102)	(18)	(45)	57
Asset retirement obligations	(6)	14	43	49
Other	(1)	(2)	3	4
	(230)	(138)	2,790	3,039

The Company has reflected certain fixed assets in its opening IFRS balance sheet using estimated fair values as deemed cost in accordance with IFRS 1. Because these amounts generally are lower than the depreciated historical cost used for U.S. GAAP, scheduled depreciation for U.S. GAAP is higher than the comparable depreciation recorded for IFRS. Upon disposal of those assets, losses are generally higher and gains generally lower under U.S. GAAP. In addition, where assets are held for disposal or are abandoned and subsequently tested for impairment, impairment losses are generally higher under U.S. GAAP than under IFRS.

Under IFRS, the Company expenses construction period rental costs and has elected to expense finance charges on debt related to construction period capital expenditures. Under U.S. GAAP, finance charges on qualifying capital expenditures during the construction period are capitalized, and subsequently depreciated or amortized over the useful life of the assets. The Company adopted EITF 05-3 (“EITF 05-3”),  Accounting for Rental Costs Incurred during the Construction Period with effect from January 1, 2006 and no longer capitalizes rental costs incurred during the construction period. For periods prior to the adoption of EITF 05-3 the Company capitalized rental costs during the construction period and continues to amortize those costs over the depreciable life of the assets. This has resulted in deferrals of expense and higher carrying bases of fixed assets under U.S. GAAP.

The Company has entered into a series of sale-and-leaseback transactions with respect to certain real estate holdings. These leasebacks either qualify as off-balance sheet operating leases or on-balance sheet finance leases under IFRS. However, certain of these transactions have been accounted for as financings under U.S. GAAP, due to continuing involvement in the property. This has resulted in interest expense and the continuation of depreciation expense under U.S. GAAP, and gains (losses) on sales of real estate and rent expense (for operating leases) or interest expense and amortization expense (for finance leases) under IFRS. In addition under IFRS, the land and buildings elements of a lease of land and buildings are considered separately for the purposes of lease classification. Under U.S. GAAP, if the fair value of the land is less than 25% of the total fair value of the leased property at the inception of the lease the land and the building are considered as a single unit for purposes of lease classification. During the first half of 2006 the Company sold land to a developer and entered into a contract to leaseback the land and a building that is to be constructed. Under IFRS the Company recognized a gain on the sale of the land. The Company has determined that due to its involvement in the construction it is the owner of the project for U.S. GAAP purposes, and accordingly, it has recorded the costs of the construction project on its balance sheet. The gain on the sale of the land has been deferred and will be recognized over the term of the lease.

The Company capitalizes asset retirement costs and records a liability for the present value of the obligation at the inception of the retirement obligation under both IFRS and U.S. GAAP. Under IFRS, adjustments are made to the asset retirement obligation and related cost amounts to reflect changes in discount rates. These adjustments result in differences in subsequent accretion expense of the retirement obligations and depreciation expense of the asset retirement costs between IFRS and U.S. GAAP.

Total fixed assets in accordance with U.S. GAAP were EUR 49,379 million and EUR 51,382 million, as of June 30, 2006 and December 31, 2005, respectively. The net profit and shareholders’ equity differences in the table above exclude fixed assets differences arising from business combinations (included in Goodwill and Other Purchase Price Allocation Differences) and differences relating to assets where the Company is the lessor through leases embedded in service contracts (included in Accruals and Other Differences).

The shareholders’ equity differences in the table include differences in liabilities relating to leases and asset retirement obligations that are principally noncurrent.

(d) Pensions

U.S. GAAP provides for delayed recognition in net periodic pension cost and in the related asset or liability (prepaid pension cost or accrued unfunded pension cost) of certain changes in the present value of the pension obligation and in the fair value of related plan assets. Those changes, which consist of unrealized actuarial gains and losses and the effects of plan amendments, are recognized in net periodic pension cost on a systematic basis over the future service period of active employees or remaining life expectancy of inactive employees. As of January 1, 2003, there was an unrealized net actuarial loss of approximately EUR 595 million. As allowed under IFRS 1, the Company recorded all unrecognized pension actuarial losses into the opening IFRS balance sheet as of January 1, 2003.

Under U.S. GAAP the Company had recorded an additional minimum liability of EUR 1,879 million at December 31, 2005. The recognition of the additional minimum liability, net of deferred income taxes, of EUR 729 million at December 31, 2005, was reported as other comprehensive income in shareholders’ equity. For IFRS purposes there is no recognition of an additional minimum liability.

Under IFRS the Company reports the interest cost element of net periodic pension cost as a component of finance costs while under U.S. GAAP the interest cost element is treated as a part of personnel-related costs and reported within profit from operations.

(e) Financial Instruments

The following table provides a breakdown of the differences between IFRS and U.S. GAAP net income and shareholders’ equity relating to financial instruments.

	Differences in net profit
	For the six months ended June 30,		Differences in shareholders’ equity As of
			June 30,	December 31,
	2006	2005	2006	2005
	(millions of €)
Interest step-up/step-down provisions	(9)	(349)	14	16
Mandatory convertible bond	30	(88)	—	(30)
Fair value hedges	(62)	(5)	(25)	37
Cash flow hedges	(17)	(16)	—	—
Other	(9)	22	—	2
	(67)	(436)	(11)	25

Interest Step-Up/Step-Down Provisions

Certain bonds and other debt of the Company contain step-up provisions whereby the interest rates are increased or decreased when the Company’s credit rating is upgraded above or downgraded below certain levels. Under IFRS, when the Company changes its estimated interest payments as a result of a step-up or step-down in interest rates, it adjusts the carrying value of the debt to reflect the impact of the revised cash flows. The adjustment is recognized as income or expense in the statement of income. Under U.S. GAAP the effect of the step-up or step-down in interest rates is accounted for prospectively through a change in the effective interest rate.

Mandatory Convertible Bond

In 2003, the Company issued a mandatory convertible bond. Under IFRS the components of the mandatory convertible bond were bifurcated into a debt component and an equity component, resulting in a negative value being ascribed to the equity component and a higher value (premium) to the debt component. This premium was amortized as an adjustment (decrease) to interest expense over the term of the bond. Under U.S. GAAP, no value was ascribed to the equity component, with the entire proceeds received recorded as a liability. The bond was converted during the first half of 2006 with the result that as of June 30, 2006 there is no longer an IFRS/U.S. GAAP shareholders’ equity difference.

The dividends paid on the Company’s common shares in 2005 and 2006 resulted in a conditional obligation to pay a special dilution payment to the holders of the mandatory convertible bonds at conversion. The dilution payment was payable if the bondholder were to convert the bonds voluntarily prior to the maturity date or if the bondholder converted the bond at the maturity date and the arithmetic average price of the Company’s shares on the 20 consecutive trading days ending on the third trading day preceding June 1, 2006 (the “average price”) was greater than the adjusted conversion price or less than adjusted initial share price. Under U.S. GAAP the conditional payment represented an embedded derivative and the Company recorded the estimated fair value of the liability of EUR 45 million at December 31, 2005. Because the average price was between the adjusted conversion price and the adjusted initial share price no dilution payment was required to be made and the liability was released in income within the first half of 2006. For IFRS, such a conditional payment would have been recognized as a reduction to the outstanding bond liability when paid thereby affecting the amount of shareholders’ equity recognized upon conversion of the bond.

Fair Value Hedges

The Company has designated certain derivatives as fair value hedges under IFRS that do not qualify for hedge accounting under U.S. GAAP, and certain designated derivatives as fair value hedges for U.S. GAAP purposes in 2003 were not designated as fair value hedges upon adoption of IFRS. In addition, where certain derivatives are designated as fair value hedges for both IFRS and U.S. GAAP, differences in the measurement and determination of hedge ineffectiveness result in differences in shareholders’ equity and net income.

For the six months ended June 30, 2006 and 2005 Deutsche Telekom recognized under U.S. GAAP no effect in earnings due to hedge ineffectiveness in its fair value hedge exposures to interest rate risk. All components of the interest rate swap gain or loss were included in the assessment of the hedge effectiveness.

Cash Flow Hedges

In general, there are no significant differences in the Company’s designation and accounting for cash flow hedges under IFRS and U.S. GAAP. The existing income statement differences result from the reclassifications of U.S. GAAP hedging losses, previously recorded in other comprehensive income into earnings for forecasted transactions. For IFRS purposes, the related derivatives were not designated as cash flow hedges upon adoption of IFRS with the result that all changes in fair value subsequent to the adoption of IFRS have been recognized in earnings.

(f) Equity Investments

The basic differences in equity investments between IFRS and U.S. GAAP pertain to the recording of the Company’s share of investee earnings and losses on the basis of IFRS and U.S. GAAP.

(g) Accruals and Other Differences

In 2004, the Company recorded an accrual of approximately EUR 607 million under U.S. GAAP to reflect the expected future losses resulting from the dissolution of the Company’s joint venture with Cingular Wireless. The Company recorded an additional loss of approximately EUR 19 million in 2005. Under IFRS, the Company recorded the expected loss as an impairment to certain intangible assets.

The Company offers voluntary early retirement (Altersteilzeit (“ATZ”)) programs to certain employees in Germany. Under IFRS, provisions for the bonus to be paid in accordance with the voluntary early retirement programs are recorded at their present value, based on the number of employees expected to accept the offer. Under U.S. GAAP, the costs of the bonuses are measured based on the employees that have accepted the offer, and systematically recognized over the employees’ remaining service period. The accrual for ATZ under IFRS was EUR 157 million and EUR 173 million higher than the accrual for ATZ under U.S. GAAP at June 30, 2006 and December 31, 2005, respectively.

The Company has recorded certain personnel restructuring costs for IFRS based on the number of employees expected to voluntarily accept the Company’s offer of termination. Under U.S. GAAP the costs are recognized when the employee accepts the termination offer. The accrual for such costs under U.S. GAAP was EUR 509 million and EUR 888 million lower than the accrual under IFRS at June 30, 2006 and December 31, 2005, respectively. During the six months ended June 30, 2006, the Company recognized EUR 379 million of costs under U.S. GAAP, in addition to amounts recognized under IFRS, relating to these termination offers.

The Company has entered into agreements to sell, on a continual basis, certain eligible trade receivables to Special Purpose Entities (“SPEs”). Under IFRS these SPEs are consolidated and included in the Company’s consolidated financial statements, whereas under U.S. GAAP the SPEs are considered Qualifying Special Purpose Entities (“QSPEs”) and are therefore not consolidated. As a result, the transferred receivables are removed from the balance sheet, with a gain or loss recognized on the sale for U.S. GAAP. The measurement of the gain or loss depends on the carrying bases of the transferred receivables, allocated between the receivables sold and the interests and obligations retained, based on their relative fair values as of the date of transfer. Under these agreements, the Company retains without remuneration the servicing obligation relating to the sold receivables. Under U.S. GAAP the Company has recorded a liability of EUR 45 million and EUR 43 million at June 30, 2006 and December 31, 2005, respectively, for the future costs to be incurred relating to the sold receivables.

Differences exist between IFRS and U.S. GAAP with respect to leased assets that no longer are used. Under IFRS the Company records a loss provision, measured at the present value of future rentals reduced by estimated sublease rentals when the expected economic benefits of using the property fall short of the unavoidable costs under the lease. Under U.S. GAAP the loss provision is recognized when the property has been vacated.

Under IFRS liabilities are recorded at their present value. Under U.S. GAAP, liabilities with maturities exceeding one year are recorded at their present value only when required by a specific accounting standard.

Under IFRS and U.S. GAAP, the total revenue amounts relating to a multiple-element arrangement are allocated to each deliverable based on its fair value relative to the fair value of the total arrangement. Under U.S. GAAP, the revenue recognition policy and relative fair value allocation framework for multiple-element arrangements is the same as those under IFRS for multiple-element arrangements entered into after December 31, 2003. For pre-2004 contracts, revenue component amounts for each deliverable of multiple-element arrangements were based on their stated nominal amounts under U.S. GAAP, with certain activation and one-time fee elements and related direct costs deferred and amortized over the expected duration of the customer relationship. Under IFRS and U.S. GAAP when an arrangement conveys the right to use property, plant or equipment that right shall be treated as a lease. As allowed under EITF 01-8, Determining Whether an Arrangement Contains a Lease, the Company applied the guidance prospectively under U.S. GAAP to all arrangements agreed to, committed to or modified after December 31, 2003. Under IFRS the Company has applied the guidance included in IFRIC Interpretation 4, Determining Whether an arrangement Contains a Lease, to all arrangements.

(h) Income Taxes

The differences relating to income taxes include the deferred tax effects relating to other valuation differences between IFRS and U.S. GAAP. Deferred taxes are recorded under U.S. GAAP for those valuation differences that meet the definition of a temporary difference. The expected reversal of the additional U.S. GAAP temporary differences is also considered in the measurement of the valuation allowance recorded on deferred tax assets for U.S. GAAP purposes.

Additionally, under German tax law 5% of gains on sales of investments as well as domestic and foreign dividends are included in taxable income. Under IFRS deferred tax liabilities have not been recorded for the future tax effects of such sales or dividends where the Company is able to control the timing of the distribution of earnings of subsidiaries and it is not probable that such distribution of earnings will occur in the future. For U.S. GAAP purposes, the Company has recorded a deferred tax liability for taxable temporary differences relating to the excess of the amount for financial reporting over the tax basis of investments in domestic subsidiaries. The Company has also recorded a deferred tax liability for taxable temporary differences relating to the excess of the amount for financial reporting over the tax basis of investments in foreign subsidiaries and equity investments where the excess is not essentially permanent in duration.

(i) Minority Interest

Under IFRS, minority interest is classified as a component of Shareholders’ Equity. Under U.S. GAAP, minority interest is classified outside of Shareholders’ Equity. The IFRS/U.S. GAAP difference in minority interest in the reconciliation of shareholders’ equity includes this difference in classification and the minority interest relating to other IFRS/U.S. GAAP balance sheet differences. The reconciling item changed significantly from December 31, 2005 to June 30, 2006 as a result of the T-Online merger where Deutsche Telekom acquired the remaining minority interests in T-Online. The differences relating to minority interest in net profit between IFRS and U.S. GAAP consist of reconciliation items affecting non-wholly-owned subsidiaries that are allocable to the minority interest holders.

Additional U.S. GAAP Information

 (a) Stock-based compensation plans

During the first half of 2006, Deutsche Telekom adopted the provisions of, and accounts for stock-based compensation in accordance with, the Financial Accounting Standards Board’s (“FASB”) Statement of Financial Accounting Standards No. 123—revised 2004 (“SFAS 123R”), “Share-Based Payment” which replaced` Statement of Financial Accounting Standards No. 123 (“SFAS 123”), “Accounting for Stock-Based Compensation” and supersedes APB Opinion No. 25 (“APB 25”), “Accounting for Stock Issued to Employees.” Under the fair value recognition provisions of this statement, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense on a straight-line basis over the requisite service period, which is generally the vesting period. The Company elected to use the modified-prospective method, under which prior periods are not revised for comparative purposes. The valuation provisions of SFAS 123R apply to new grants and to grants that were outstanding as of the effective date and are subsequently modified. Estimated compensation for the unvested portion from options grants that were outstanding as of the effective date will be recognized over the remaining service period using the compensation cost estimated for the SFAS 123 pro forma disclosures.

Deutsche Telekom used the Black-Scholes option pricing model to determine the fair values at the grant date of the options issued under its current stock option plans. The determination of the fair value of stock-based payment plans on the date of grant using an option-pricing model is affected by the share price as well as assumptions regarding a number of complex and subjective variables. These variables include the expected share price volatility over the term of the awards, actual and projected employee stock option exercise behaviors, risk-free interest rates and expected dividends.

                The Company estimated the expected term of options granted on the basis of the average of the vesting term, the contractual term of the option and expected employees’ exercise behavior. Expected stock volatility was estimated by using both historical stock volatility and implied volatility in market traded options as well as volatility data of industry benchmarks. The risk-free interest rate used in the option valuation model was based on yield returns of government bonds. The expected dividend yield in the option valuation model was based on historical data. All stock-based payment awards are amortized on a straight-line basis over the requisite service periods of the awards, which are generally the vesting periods. The expected term of employee stock purchase plan shares is the average of the remaining purchase periods under each offering.

Following the adoption of SFAS 123(R) on January 1, 2006 the Company recognized EUR 0.4 million of stock-based compensation expense relating to its stock option plans for the six months ended June 30, 2006. The related tax benefit was zero. The adoption of SFAS 123(R) did not have an effect on reported earnings per share.

As of June 30, 2006, there was EUR 0.5 million of unrecognized compensation cost, adjusted for estimated forfeitures, related to non-vested stock options granted under the Deutsche Telekom’s stock option plans. Total unrecognized compensation cost will be adjusted for future changes in estimated forfeitures. Compensation cost of the non-vested stock options granted is expected to be recognized over 2.5 years on average.

Pro forma disclosures

The following table sets forth the pro forma amounts of net income and net income per share for the six months ended June 30, 2005 that would have resulted if Deutsche Telekom had accounted for its stock option plans under the fair value recognition provisions of SFAS 123. For purposes of pro forma disclosure, the estimated fair value of the options at the date of grant has been amortized to expense over the vesting period.

For the six months ended June 30, 2005

Net profit as reported	1,612
Add: Stock-based employee compensation expense included in reported net profit, net of related tax effects	1
Deduct: Stock-based employee compensation expense determined under fair value based accounting method, net of related tax effects	(6)
Pro forma net profit	1,607
Earnings per share
Basic earnings per share as reported	0.39
pro forma	0.39
Diluted earnings per share as reported	0.39
pro forma	0.39

Supplemental disclosures on the individual plans

Deutsche Telekom AG

Stock options issued by Deutsche Telekom AG which were outstanding at June 30, 2006 as well as those which were exercisable had a remaining average contractual life of 5.4 years. The fair value of the liability relating to stock appreciation rights is immaterial. The aggregate intrinsic value of both options outstanding and options exercisable as of June 30, 2006 was zero. The total intrinsic value of options exercised during the period was less than EUR 1 million. The intrinsic value is calculated as the difference between the market value at exercise or reporting date and the exercise price of the shares. The market value as of June 30, 2006 was EUR 12,58 as reported by Xetra trading at the Frankfurt Stock Exchange.

T-Online International AG

Stock options issued by T-Online International AG which were outstanding at June 30, 2006 as well as those which were exercisable had a remaining average contractual life of 5.6 years. The aggregate intrinsic value of both options outstanding and options exercisable as of June 30, 2006 was zero. The intrinsic value is calculated as the difference between the market value at exercise or reporting date and the exercise price of the shares.

T-Mobile USA

Stock options issued to employees of T-Mobile USA under this plan which were outstanding at June 30, 2006 had a remaining average contractual life of 4.5 years, those exercisable had a remaining average contractual life of 4.4 years. The fair value of options that vested during the reporting period amounted to USD 7.8 million. The aggregate intrinsic value of options outstanding and options exercisable as of June 30, 2006 was USD 25 million and USD 24 million, respectively. The total intrinsic value of options exercised during the period was USD 7 million. The intrinsic value is calculated as the difference between the market value at exercise or reporting date and the exercise price of the shares. The market value as of June 30, 2006 was USD 16.04 as reported by the New York Stock Exchange.

Magyar Telekom (formerly MATÁV) 2002 Stock Option Plan

Stock options issued to employees of Magyar Telekom which were  outstanding at June 30, 2006 had a remaining average contractual life of 3.6 years, those exercisable had a remaining average contractual life of 1.2 years. The aggregate intrinsic value of both options outstanding and options exercisable as of June 30, 2006 was zero. The intrinsic value is calculated as the difference between the market value at exercise or reporting date and the exercise price of the shares. The market value as of June 30, 2006 was HUF 842 as reported by the Budapest Stock Exchange.

(b) Provisions for Staff-Related Measures

                In 2005, Deutsche Telekom launched a comprehensive, need-oriented staff restructuring program. Under this program, a total of 32,000 employees located in Germany are expected to leave the Group between 2006 and 2008. This includes about 7,000 employees who will be outplaced to other third parties. While the other 25,000 employees will leave the Group, around 6,000 new employees are to be recruited, in particular young experts and junior staff to support the roll-out of new technologies and the alignment of the Company toward better service and higher quality. Staff restructuring will also be pushed ahead by the creation of new jobs in new business areas, such as the construction of a high-speed fiber-optic network. The net reduction in jobs over the next three years will therefore be 19,000. The downsizing will generally be carried out in a socially considerate way, i.e., on a voluntary basis. Deutsche Telekom AG will abide by the agreement reached with the trade unions in 2004 to avoid compulsory redundancies.

In 2005 and earlier periods the Company offered ATZ to employees. Beginning on January 1, 2006 the amounts reported for staff-related measures in this table includes all ATZ liabilities. At December 31, 2005 the amount reported excluded certain ATZ programs from prior periods.

The following table summarizes the changes in the provisions for staff-related matters under IFRS for the six months ended June 30, 2006:

	January 1, 2006	Additions	Use	Reversals	Other changes	June 30, 2006
	(millions of €)
Broadband/Fixed Network	753	11	(301)	—	4	467
Mobile Communications	22	—	(17)	—	—	5
Business Customers	196	3	(41)	(5)	—	153
Group Headquarters & Shared Services	261	24	(62)	(4)	19	238
	1,232	38	(421)	(9)	23	863

The amounts reported as use include cash payments and amounts for which the employee has signed an agreement fixing the amount and timing of cash payments. To the extent that the amount and timing has been fixed but the payments have not been made they are included as accounts payable to employees.

(c) Contingent Liabilities

The Company has assessed the probability of losses arising from the contingencies described below, on a case-by-case basis, and recorded accruals where it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated.

Litigation, Claims and Assessments

German Prospectus Liability Suits

Since 2001, purported purchasers of Deutsche Telekom shares sold pursuant to prospectuses dated May 28, 1999, and May 26, 2000, have filed over 2,000 lawsuits in Germany predominantly alleging that the book values of the Company’s real property portfolio were improperly established and maintained under German GAAP. In many of these lawsuits, claims have also been made alleging that the Company failed to adequately disclose detailed information relating to merger negotiations between Deutsche Telekom and Voicestream Wireless Corporation. In the most recent series of related lawsuits, however, which were mainly filed in May 2003, plaintiffs assert additional allegations, including, among other things, that the purchase price for the U.K. mobile carrier One2One was unreasonably high, that the prospectus did not adequately inform investors about necessary write-offs to goodwill, that the Company’s internal mid-term financial plan for 2000-2004 was inaccurate, and that the prospectus did not properly inform investors about the general risks of international expansion, relations with the Company’s major shareholder, the Federal Republic, and the risks of the liberalization of the German telecommunications market. Further, they allege that the Company’s business prospects were described too positively and that the prospectus did not properly inform investors about the price to be paid for a UMTS license to be purchased in an auction in August 2000.

These lawsuits are pending before the District Court (Landgericht) in Frankfurt am Main, where a first oral hearing took place on November 23, 2004. In the hearing, the presiding judge at that time issued a statement describing his preliminary view that he doubted whether the valuation method the Company had used in determining the book values recorded for its real property portfolio complied with the applicable legal standards. Therefore, he continued, it might become necessary to take evidence by obtaining an expert opinion with respect to the value of the real property portfolio. However, the presiding judge also stated that the court, in its preliminary opinion, and subject to additional briefing by the parties, regarded the claims unrelated to the valuation of the Company’s real property portfolio as unfounded. In a second oral hearing on October 25, 2005, the court announced that it expects to be able to utilize the Act on Model Case Proceedings in Disputes under Capital Markets Law (Kapitalanleger-Musterverfahrensgesetz, the “Capital Markets Model Case Act”), which became effective November 1, 2005. The Capital Markets Model Case Act allows for the initiation of a “model proceeding” upon the motion of any party seeking a decision regarding questions of necessary facts or law. If the motion is joined by nine other parties or is made in nine other cases, the District Court must initiate the master proceeding by seeking a decision of the Court of Appeals (Oberlandesgericht) as to the common questions of law and fact. The master decision by the Court of Appeals is binding for all parties in the main proceedings. With its decision of July 11, 2006, the court initiated the master proceedings with respect to the prospectus dated May 26, 2000. The court has indicated that it will also initiate the master proceedings with respect to the prospectus dated May 28, 1999. The aggregate amount of all shareholders’ claims filed in Germany in these lawsuits is approximately EUR 76 million.

The Company is contesting each of the aforementioned lawsuits vigorously.

Prospectus Liability Conciliation Proceedings

In addition, many purported shareholders have initiated conciliation proceedings with a state institution in Hamburg (Öffentliche Rechtsauskunfts- und Antragsstelle der Freien und Hansestadt Hamburg, the “OeRA”), in the Company’s view, mainly as an effort to stay the statute of limitations. According to information received from the OeRA, several thousand shareholders have instituted conciliation proceedings. The Company expects the claims made in these conciliation proceedings to be analogous to those made in the prospectus liability lawsuits described above. Deutsche Telekom’s participation in these conciliation proceedings is voluntary, and the Company has declined to participate. The Company expects that the OeRA will eventually dismiss these proceedings and that a substantial number of the applicants will file lawsuits analogous to those made in the prospectus liability lawsuits described above.

PTC Proceedings

In December 2000, T-Mobile Deutschland filed arbitration proceedings in Vienna, Austria, against Elektrim S.A. (“Elektrim”) and Elektrim Telekomunikacja (“Telco”) claiming that Elektrim and Telco breached the terms of the Deed of Foundation of PTC by transferring all but one share in PTC to Telco, a limited company under Polish law in which each of Elektrim and Vivendi Universal S.A. (“Vivendi”) had a shareholding of 49% (with another company, Ymer, holding the remaining 2%). In particular, T-Mobile Deutschland claimed that (i) the transfer of shares required the approval of PTC’s supervisory board; (ii) the shareholders’ agreement permitted only the transfer of a party’s entire interest; and (iii) the consent of the Polish Ministry of Telecommunications to the transfer was required but not obtained. In November 2004, the arbitration tribunal ruled that (i) the transfer of the PTC shares to Telco was invalid; and (ii) that if Elektrim cannot recover those shares within two months, this shall be deemed to be a material breach, which under the PTC shareholders’ agreement would give rise to a call option in favor of T-Mobile over Elektrim’s shares at a price equal to their book value. Because Elektrim—in the opinion of Deutsche Telekom—did not recover these shares within the two month period, T-Mobile Deutschland provided notice of exercise of its call option on such shares. Elektrim disputes the validity of this call option and claims it did recover the shares within the two-month period set by the tribunal. On December 20, 2005 a commercial court in Vienna cancelled the decision of the arbitration tribunal that the transfer of PTC shares to Telco was invalid. T-Mobile Deutschland has appealed against this ruling. On March 29, 2006, the Warsaw Court of Appeals confirmed the lower court decision recognizing the Vienna arbitration award as binding and enforceable in Poland. Accordingly, the Court of Appeals has determined that Elektrim Telekomunikacja (“Telco”) never owned at any material time the claimed 48% of shares in Polska Telefonia Cyfrowa Sp.zoo (PTC). This decision may be subject to a possible further appeal (kasacja) to the Polish Supreme Court, if it should grant certiorari.

In addition, other litigation among the parties, including Vivendi, Elektrim and Telco continues, such that no assurance can be given as to the outcome and duration of these disputes. In particular, in April 2005, Deutsche Telekom and T-Mobile Deutschland were served a complaint which was filed by Vivendi with the Tribunal de Commerce de Paris (the “Commercial Court”) seeking a declaratory judgment that contractual negotiations with Vivendi had been maliciously terminated in September 2004, thereby causing Vivendi to incur damages in the amount of approximately EUR 2.2 billion. Additionally, Telco has initiated tort actions in the District Court in Warsaw against seven of the Company’s employees who have been nominated to, or have acted as nominees of T-Mobile Deutschland in, the corporate bodies of PTC, claiming PLN 3 million (approximately EUR 0.8 million), and an additional as yet undetermined amount, in damages.

In February 2006, the Company was informed that Telco had filed a lawsuit seeking to exclude T-Mobile Deutschland from the ownership in PTC, for fair market value and to obtain summary relief freezing T-Mobile Deutschland’s shareholder rights.

On April 13, 2006, Vivendi Universal SA (“Vivendi”) filed arbitration proceedings against Deutsche Telekom with the International Chamber of Commerce in Paris, France (with the place of arbitration located in Geneva, Switzerland), alleging a breach of contract, which thereby caused Vivendi to incur damages in an amount of more than EUR 3 billion. Vivendi alleges that Deutsche Telekom, T-Mobile International AG & Co KG, Telco, other defendants and Vivendi had reached an oral agreement to end, among others things, all legal disputes concerning the equity interests in PTC. The Company and T-Mobile believe the claims to be unfounded and will contest the proceedings vigorously.

On June 6, 2006, a court of arbitration in Vienna issued a final partial judgment stating that the exercise by T-Mobile Deutschland of a call option on Elektrim S.A.’s share of approximately 48 percent in PTC on February 15, 2005 was effective, i.e., a purchase agreement between T-Mobile Deutschland and Elektrim on the acquisition of these shares had been constituted. The arbitration court shall issue a further partial judgment concerning the final purchase price . We do not yet control PTC.

Release Proceedings Relating to the T-Online Merger

Some T-Online shareholders had filed lawsuits with the District Court in Darmstadt (Landgericht Darmstadt) challenging the validity of the resolution approving the merger agreement of March 8, 2005, between T-Online International AG and Deutsche Telekom AG, adopted at the T-Online International AG Shareholders’ Meeting on April 29, 2005. On August 12, 2005, T-Online filed an application for release with the District Court in Darmstadt, seeking an order preventing the lawsuits of such shareholders from standing in the way of the merger’s registration in the commercial registers of T-Online and Deutsche Telekom in Darmstadt and Bonn, respectively, and thus becoming effective. On November 29, 2005, the District Court rejected T-Online’s application for release.

On December 9, 2005, T-Online filed an immediate appeal with the Court of Appeals in Frankfurt am Main (Oberlandesgericht Frankfurt a.M.) in the release proceedings. In response to T-Online’s appeal, the Court of Appeals set aside the decision of the Darmstadt District Court and found that such lawsuits do not stand in the way of the registration of the merger with Deutsche Telekom in the commercial register. Appeals had been filed with the Federal Court of Justice (Bundesgerichtshof) by some of the opposing parties in the release proceedings, such opposing parties being shareholders who have filed lawsuits challenging the validity of the resolution approving the merger. The Federal Court of Justice approved the decision of the Court of Appeals; such final and binding decision was communicated by the court on June 1, 2006. The merger was registered in the commercial registers on June 6, 2006 and became effective on such date.

To the extent that the plaintiffs have not withdrawn their lawsuits, the main proceedings on the lawsuits challenging the validity of the T-Online shareholder’s resolution approving the merger agreement continue. However, even if the plaintiffs prevailed, these lawsuits would not lead to an annulment of the merger, but the court could only find Deutsche Telekom liable for damages. The now competent court of first instance, the District Court in Frankfurt am Main (Landgericht Frankfurt a.M.), has not set a date for a court hearing yet. Deutsche Telekom is of the opinion that such law suits are without any merit.

First requests for judicial review of the appropriateness of the merger exchange ratio set forth in the merger agreement of March 8, 2005, between T-Online International AG and Deutsche Telekom AG, have been served with Deutsche Telekom on July 3, 2006. Under the German Transformation Act (Umwandlungsgesetz) former shareholders of T-Online, whose shares have been exchanged against Deutsche Telekom shares in the course of the merger, may, within three months of the day as of which the entry of the merger in the commercial register is considered published under the German Transformation Act, request a judicial review of the appropriateness of the merger exchange ratio by the District Court in Frankfurt am Main in appraisal proceedings. If in these appraisal proceedings it was found in a final and binding way that the exchange ratio was too low for the T-Online shares, the competent court would assess an additional cash payment, which Deutsche Telekom would pay to all former T-Online shareholders whose shares had been exchanged against Deutsche Telekom shares in the course of the merger.

The exchange ratio set forth in the merger agreement was determined on the basis of company evaluations conducted by Deutsche Telekom und T-Online with the assistance of two audit firms. In addition, after the conclusion of the merger agreement, the independent merger auditor having been selected and appointed by court had stated that according to his findings the exchange ratio is appropriate.

Damage Proceedings Relating to the Voluntary Public Offer for T-Online Shares; Lawsuits Requesting Disclosure

On December 2005, four shareholders of T-Online International AG who had tendered their T-Online shares in the voluntary public offer by Deutsche Telekom to acquire T-Online shares filed suit with the District Court in Frankfurt am Main (Landgericht Frankfurt a. M.). These plaintiffs allege that Deutsche Telekom had provided incomplete information in connection with the offer, and therefore requested a declaratory judgment to the effect that Deutsche Telekom is liable for damages. Plaintiffs have not yet specified the amount of damages sought. The District Court in Frankfurt am Main dismissed the lawsuits on June 19, 2006. This decision is not yet final and binding.  Appeals have been filed by the plaintiffs.

Other Proceedings and Matters

Vodafone Czech Republic

 In May 2004, Vodafone Czech Republic (formerly Oskar Mobil) filed a lawsuit in the Municipal Court in Prague (Mìstský soud v Praze), seeking damages in the amount of CZK 614,909,677 (approximately EUR 19.5 million). Vodafone Czech Republic states that it suffered a damage due to discrimination in the retail prices of calls from T-Mobile Czech Republic’s network to Vodafone Czech Republic’s network. In 2000 and the first half of 2001 T-Mobile Czech Republic charged for calls to Vodafone Czech Republic 1 CZK lower amount than for calls to Eurotel. Vodafone Czech Republic supported its action with a decision of the Czech Antimonopoly Office (Ú_ad pro ochranu hospodá_ské sout__e), which had declared that T-Mobile Czech Republic had abused its dominant position by charging different prices for calls to Vodafone Czech Republic and Eurotel. T-Mobile Czech Republic filed an action against this decision with the Administrative Court. in Olomouc (Vrchní soud v Olomouci), which was later referred to the Supreme Administrative Court (Nejvyšší správní soud) in Brno. In January 2005, the Supreme Administrative Court annulled the decision of the Czech Antimonopoly Office, based on the fact that it had not sufficiently proven that the alleged price discrimination had led to a distortion of competition. According to the court’s decision, the Czech Antimonopoly Office had to renew its administrative proceedings in order to obtain more evidence. In May 2005 the Czech Antimonopoly Office discontinued the proceedings due to lack of available evidence. As a consequence, Vodafone Czech Republic is not able to base its arguments on any decision of the Czech Antimonopoly Office.

Vodafone Czech Republic claims in its action that the damage occurred for two main reasons: (1) charging different prices resulted in a decrease in outgoing traffic from the T-Mobile network to the Vodafone Czech Republic network, which had a negative impact on the total balance of interconnection services for Vodafone Czech Republic; and (2) as a result of charging different prices, Vodafone Czech Republic did not obtain as large a number of customers as it would have obtained if the prices for calls from the T-Mobile network to the networks of Eurotel Praha and Vodafone Czech Republic had been the same. Vodafone Czech Republic presume that if prices for calls to Vodafone Czech Republic and Eurotel had been the same, it would have obtained more customers than it obtained in reality. Parties to the dispute made several submissions to the Municipal Court in Prague. Therefore, the court seems to have enough information to proceed to a decision on the merits of the matter. The court has not, however, ordered a hearing yet. The court hearing originally scheduled for April 5, 2006  was postponed, the new court hearing will be held on September 13, 2006 .

Deutsche Post AG Logistics

On May 29, 2006 Deutsche Post AG initiated arbitration proceedings against Deutsche Telekom. based on alleged warranty claims out of a contractual agreement from the year 2000 in which Deutsche Telekom sold a number of its logistic centers to Deutsche Post AG. The statement of claims asserts claims for damages of EUR 37 million and unspecified damages for allegedly missing building permits. Deutsche Telekom expects these further claims to amount to EUR 68 million. Although the outcome of these arbitration proceedings is difficult to predict, the Company believes the claims are mostly unsustainable. The Company is contesting the Federal Republic’s claims vigorously.

Consumer Class Actions

A number of substantially identical purported consumer class-action lawsuits are pending in various state and federal courts in the United States (the federal cases have been consolidated in the U.S. District Court for the Southern District of New York), against T-Mobile USA, as well as other major U.S. wireless carriers, alleging that each of the defendants had violated federal antitrust laws by improperly tying the sale of wireless mobile devices to the sale of wireless telephone services. The complaints seek injunctive relief, treble damages, and attorneys’ fees. In August 2005, the federal district court granted a motion for summary judgment in favor of all defendants, dismissing all claims in the federal cases except the conspiracy claims, which had not been the subject of the motion. The plaintiffs have appealed this ruling. The parties are engaging in limited discovery with respect to these remaining claims, after which the court has scheduled an opportunity for additional summary judgment motions as well as other procedural motions (such as class certification). The Company is continuing to defend these lawsuits vigorously.

QPSX Patents

In April 2001, QPSX Europe GmbH filed suit for a permanent injunction with the District Court in Munich against Deutsche Telekom and Siemens AG, alleging that both are infringing on the plaintiff’s patent by providing services using ATM technology. Because ATM technology is used in a number of products and services that the Company offers (e.g., T-DSL and T-ATM), an unfavorable outcome in this proceeding could have a substantial adverse effect on the Company’s business. In June 2004 the Federal Patent Court (Bundespatentgericht) nullified the QPSX-Patent. QPSX has lodged an appeal to the Federal Court of Justice (Bundesgerichtshof).

Reimbursement and Damages for Subscriber Data Costs

In December 2004 and January and February 2005, a number of telephone directory service providers, especially telegate AG, who receive data from Deutsche Telekom relating to subscribers of voice telephony services for the purpose of providing their own directory services, filed lawsuits with the District Court in Cologne in the aggregate amount of approximately EUR 100 million, plus interest, claiming reimbursement for payments made to Deutsche Telekom since 1999. The plaintiffs, referring to a decision by the European Court of Justice (C-109/03; KPN vs. Onafhankelijke Post en Telecommunicatie Autoriteit), accused the Company of having included inadmissible costs in its charges for providing customer data. In August and September 2005, the court ordered Deutsche Telekom to reimburse the plaintiffs in the aggregate amount of approximately EUR 75 million, but the Company has lodged an appeal against this decision with the Appellate Court in Cologne. Plaintiff telegate AG, which was awarded approximately EUR 60 million of this amount, but which had claimed an additional EUR 25 million, has lodged an appeal of the lower court’s decision with the Appellate Court in Düsseldorf.

In a related matter, on October 19, 2005, additionally and in consideration of the foregoing judgments, as well as the Federal Network Agency’s decision of August 17, 2005 (BK 3c 05/036) relating to the costs of subscriber information two further lawsuits were served on Deutsche Telekom, one by telegate AG for damages of approximately EUR 86 million, plus interest, and another by telegate AG’s founding shareholder, Dr. Klaus Harisch, for damages of approximately EUR 329 million, plus interest. Both plaintiffs claim that they incurred losses, due to the alleged adverse effect that the alleged inclusion of inadmissible costs in the Company’s provision of customer data had on telegate AG’s positioning in the market, the resulting capital increases that this required, and the weaker development of telegate AG’s share price. A first oral hearing took place on June 26, 2006, a second oral hearing has been scheduled for November 3, 2006. The Company intends to defend these lawsuits vigorously.

Damages for Lost Profits/Price Squeeze

In December 2005, Arcor AG & Co. KG (“Arcor”) filed a lawsuit with the District Court in Cologne in the aggregate amount of approximately EUR 41.9 million, plus interest, claiming damages for lost profit with retail analogue access products as a result of an alleged price squeeze between the Company’s wholesale tariffs for access to the local loop and its retail access tariffs between January 1998 and September 2003. Arcor bases its claim primarily on the E.U. Commission’s decision of May 21, 2003 against Deutsche Telekom for allegedly abusing its dominant position by charging its competitors and end-users unfair monthly and one-off charges for access to its local network. In July 2003, the Company filed a lawsuit with the Court of First Instance of the European Communities (the “Court of First Instance”) to obtain reversal of that decision. In February 2006, the original damage claim was increased to an aggregate of EUR 223 million, purportedly based on a new calculation methodology used by the plaintiff, which, in the Company’s view, deviates from the E.U. Commission’s approach. If the Court of First Instance annuls the E.U. Commission’s decision, the Company would expect that the basis of Arcor’s damage claim will be undermined.

Toll Collect

As previously reported, the Federal Republic of Germany has initiated arbitration proceedings against DaimlerChrysler Financial Services AG, Deutsche Telekom AG and the Toll Collect consortium for damages suffered as a result of the delay in the commencement of operations of the toll collection system and alleged breaches of the operating agreement.

The Federal Republic specified its claims in a statement of claims that was received on August 2, 2005. The statement of claims asserts claims for damages of EUR 3.51 billion plus interest (EUR 236 million through July 31, 2005) for lost revenues from September 31, 2003 through December 31, 2004 and contractual penalties of EUR 1.65 billion, plus interest (EUR 107 million through July 31, 2005). This amount includes contractual penalties of EUR 1.1 billion relating to the allegation that the agreement of the Federal Republic of Germany was not sought prior to the execution of certain subcontractor agreements. As some of the contractual penalties are time-related and further claims for contractual penalties have been asserted by the Federal Republic, the amount claimed as contractual penalties may increase. DaimlerChrysler Financial Services AG, Deutsche Telekom AG and the Toll Collect consortium filed their answer to the claim on June 30, 2006.

Although the outcome of these arbitration proceedings is difficult to predict, the Company believes the claims presented in the arbitration notice and statement of claims are unsustainable. The Company is contesting the Federal Republic’s claims vigorously.

Other Contingent Obligations

On May 3, 1999, Western Wireless Corporation (referred to herein as Western Wireless), distributed its entire 80.1% interest in T-Mobile USA’s (formerly VoiceStream) common shares to its stockholders. Prior to this “spin-off,” Western Wireless obtained a favorable ruling from the IRS indicating that the spin-off would not result in the recognition of a gain or taxable income to Western Wireless or its stockholders. However, Western Wireless could still recognize a gain upon the spin-off, notwithstanding the favorable IRS ruling, if it is determined that the spin-off was part of a “prohibited plan”, that is, a plan or series of related transactions in which one or more persons acquire, directly or indirectly, 50% or more of T-Mobile USA’s stock. Acquisitions of 50% or more of T-Mobile USA’s stock occurring during the four-year period beginning two years before the spin-off could give rise to a rebuttable presumption that the spin-off was part of a prohibited plan. Although it is not assured, T-Mobile USA believes that the spin-off, subsequent mergers, including the T-Mobile merger in 2001, and certain investments by Hutchison Telecommunications PCS (USA) Limited and Sonera Corporation in 2000 were not pursuant to a “prohibited plan.” T-Mobile USA has agreed to indemnify Western Wireless on an after-tax basis for any taxes, penalties, interest and various other expenses incurred by Western Wireless if it is required to recognize such a gain. The amount of such gain that Western Wireless would recognize would be equal to the difference between the fair market value of T-Mobile USA common shares at the time of the spin-off and Western Wireless’ adjusted tax basis in such shares at the time. The estimated range of possible liability, not including interest and penalties, if any, is from zero to USD 400 million.

(d) Comprehensive Income

The total comprehensive income under IFRS was EUR 504 million and EUR 4,481 million in June 30, 2006 and 2005, respectively.

(e) Pension

The components of net periodic pension cost in accordance with IFRS are as shown below:

	For the six months ended June 30,
	2006	2005
	(millions of €)

Service cost	124	112
Interest cost	141	145
Return on plan assets	(22)	(24)
Actuarial losses recognized	36	5
Net periodic pension cost	279	238

Substantially all of the Company’s pension obligations are domestic.

(f)  Supplemental Information on Toll Collect

In connection with the Deutsche Telekom’s  involvement in Toll Collect, as of June 30, 2006, the Company has issued a guarantee towards third parties up to a maximum amount of EUR 230 million for bank loans which could be obtained by Toll Collect GmbH.

(g) Subsequent Event

On August 10, 2006, the Management Board resolved to exercise the authorization granted by the General Shareholders Meeting on May 3, 2006 to repurchase its own shares and to cancel the shares according to sec. 71 para. 1 No. 8 AktG. The Supervisory Board subsequently approved the repurchase and cancellation. In total, 62,730,182 shares of Deutsche Telekom AG are to be repurchased; which corresponds to the number of shares that were newly issued in connection with the merger of T-Online International AG with Deutsche Telekom AG. The share buyback is carried out for the sole purpose of cancelling the recently issued shares with the consequence of reducing the share capital by a like amount. The buyback is expected to commence in August 2006 and will end no later than September 30, 2006. The buyback will be facilitated by an independent broker, who will have full authority to execute trades as appropriate and in accordance with applicable law.

(h) Accounting Pronouncements Issued But Not Yet Adopted

In March 2006, the International Financial Reporting Interpretations Committee (IFRIC) issued IFIRC 9, “Reassessment of Embedded Derivatives”. The interpretation clarifies certain aspects of the treatment of embedded derivatives under IAS 39, “Financial Instruments: Recognition and Measurement”. IAS 39 describes an embedded derivative as a component of a hybrid (combined) instrument that also includes a non-derivative host contract with the effect that some of the cash flows of the combined instrument vary in a way similar to a stand-alone derivative. With certain exceptions, IAS 39 requires embedded derivatives to be separately recognized and measured when the entity first becomes a party to the contract. IFRIC 9 concludes that reassessment is prohibited unless there is a change in the terms of the contract that significantly modifies the cash flows that otherwise would be required under the contract, in which case reassessment is required. The provisions of IFRIC 9 are effective for annual periods beginning on or after June 1, 2006. The Company does not expect that the adoption of IFRIC 9 will have a material impact on its consolidated financial position or results of operations.

In July 2006, the IFRIC issued IFRIC 10, “Interim Financial Reporting and Impairment”. The Interpretation addresses the apparent conflict between the requirements of IAS 34, “Interim Financial Reporting”, and those in other standards on the recognition and reversal in financial statements of impairment losses on goodwill and certain financial assets. IFRIC 10 states that any such impairment losses recognised in an interim financial statement must not be reversed in subsequent interim or annual financial statements. The provisions of IFRIC 10 are effective for annual periods beginning on or after November 1, 2006. The adoption of IFRIC 10 is not expected to have a material impact on the results of operation, financial position or cash flows.

In October 2005, the FASB issued FASB Staff Position No. FAS 123(R)-3, “Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards” (“FSP FAS 123(R)-3”), which provides an elective shortcut approach when a company transitions to SFAS 123(R). The alternative method significantly simplifies the calculation of the beginning pool (calculation of excess tax benefits available to absorb tax deficiencies recognized subsequent to the adoption of SFAS 123(R)). FSP FAS 123(R)-3 provides guidance for the presentation of excess tax benefits in the statement of cash flows for companies that elect to adopt the simplified alternative method of calculating the pool. The guidance in FSP FAS 123(R)-3 is effective from November 10, 2005. FSP FAS 123(R)-3 allows up to one year from Deutsche Telekom’s initial adoption of SFAS 123(R) on January 1, 2006, to evaluate the available transition alternatives. The Company is in the process of assessing the impact of the allowed alternatives.

In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments” (“SFAS 155”). SFAS 155 allows any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” to be carried at fair value in its entirety, with changes in fair value recognized in earnings. In addition, SFAS 155 requires that beneficial interests in securitized financial assets be analyzed to determine whether they are freestanding derivatives or contain an embedded derivative. SFAS 155 also eliminates a prior restriction on the types of passive derivatives that a qualifying special purpose entity is permitted to hold. SFAS 155 is applicable to new or modified financial instruments in fiscal years beginning after September 15, 2006, though the provisions related to fair value accounting for hybrid financial instruments can also be applied to existing instruments. The Company is in the process of assessing the impact of the adoption of SFAS 155. “The Company does not expect the adoption of SFAS 155 to have a material impact on its consolidated financial position or results of operations.

In March 2006, the FASB issued SFAS No. 156, “Accounting for Servicing of Financial Assets” (“SFAS 156”). SFAS 156 addresses the accounting for recognized servicing assets and servicing liabilities related to certain transfers of the servicer’s financial assets and for acquisitions or assumptions of obligations to service financial assets that do not relate to the financial assets of the servicer and its related parties. SFAS 156 requires that all recognized servicing assets and servicing liabilities are initially measured at fair value, and subsequently measured at either fair value or by applying an amortization method for each class of recognized servicing assets and servicing liabilities. SFAS 156 is effective in fiscal years beginning after September 15, 2006. The Company is in the process of assessing the impact that the adoption of SFAS 156 will have on its consolidated financial position or results of operations.

In April 2006, the FASB issued FSP FIN 46(R)-6, “Determining the Variability to Be Considered in Applying FASB Interpretation No. 46(R)” (“FSP FIN 46(R)-6”). FSP FIN 46(R)-6 addresses whether certain arrangements associated with variable interest entities should be treated as variable interests or considered as creators of variability, and indicates that the variability to be considered shall be based on an analysis of the design of the entity. FSP FIN 46(R)-6 is required to be applied prospectively to all entities with which the Group first becomes involved and to all entities previously required to be analyzed under FIN 46(R) upon the occurrence of certain events, beginning the first day of the first reporting period after June 15, 2006. Early application is permitted for periods for which financial statements have not yet been issued. Retrospective application to the date of the initial application of FIN 46(R) is permitted but not required, however, if elected, it must be completed no later than the end of the first annual reporting period after July 15, 2006. The Company is currently evaluating the potential impact, if any, that the adoption of FSP FIN 46(R)-6 will have on its consolidated financial position or results of operations.

In June 2006, the FASB ratified the consensus on Emerging Issues Task Force (EITF) Issue No. 06-3, “How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement” (“EITF 06-3”). The scope of EITF 06-3 includes any tax assessed by a governmental authority that is directly imposed on a revenue-producing transaction between a seller and a customer and may include, but is not limited to, sales, use, value added, and certain excise taxes. EITF 06-3 states that presentation of taxes within the scope of this EITF on either a gross basis or a net basis is an accounting policy decision which should be disclosed pursuant to APB No. 22, Disclosure of Accounting Policies. If such taxes are significant, and are presented on a gross basis, the amounts of those taxes should be disclosed. The consensus on EITF 06-3 will be effective for interim and annual reporting periods beginning after December 15, 2006. The Company is currently evaluating the effect that EITF 06-3 will have on its accounting policy disclosures.

In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — An Interpretation of FASB Statement No. 109, (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. FIN 48 also prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return that results in a tax benefit. Additionally, FIN 48 provides guidance on de-recognition, income statement classification of interest and penalties, accounting in interim periods, disclosure, and transition. This interpretation is effective as of the fiscal year beginning after December 15, 2006. The Company is currently evaluating the effect that the application of FIN 48 will have on its consolidated financial position and results of operations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE TELEKOM AG

By:	/s/ ppa. Guido Kerkhoff
Name: Guido Kerkhoff
Title: Senior Executive Vice President
Chief Accounting Officer

Date: August 14, 2006